FAIRBORNE ENERGY LTD.

05010091

June 13, 2005

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Ltd., file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any questions or need anything further please contact me Deanna Soderquist at (403) 290-7760.

Regards

FAIRBORNE ENERGY LTD.

Deanna Soderquist

Deanna Soderquist
Executive Assistant

Main: (403) 290-7750 • Fax: (403) 290-7751 2900, 605 - 5th Avenue SW Calgary, AB Canada T2P 3H

FMC

FRASER MILNER CASGRAIN LLP

Proposed Plan of Arrangement (the "Arrangement") involving Fairborne Energy Ltd. ("Fairborne"), Fairborne Energy Trust (the "Trust"), Fairquest Energy Limited ("Fairquest "), Fairborne Acquisition Corp. ("AcquisitionCo"), and Fairborne ExchangeCo Ltd. ("ExchangeCo") (collectively, the "Parties")

Any capitalized terms used hereunder shall have the meaning set forth in the Information Circular and Proxy Statement dated April 27, 2005 (the "Circular").

1. **Name and address of each of the legal persons involved in the Arrangement, with a brief description of their activities**

- **Fairborne**

Fairborne's head and principal office is located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Fairborne is a corporation incorporated pursuant to the provisions of the ABCA. Fairborne is actively engaged in the exploration for, and the acquisition, development and production of, oil and natural gas in the western Canada. Fairborne is a reporting issuer or the equivalent thereof in Alberta, British Columbia, Ontario and New Brunswick and the Fairborne Common Shares are listed and posted for trading on the TSX.

- **Fairquest**

The head and principal office of Fairquest is currently located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Fairquest is a Canadian controlled private corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement, and is the primary vehicle through which Shareholders will continue to participate in an oil and natural gas exploration and development company focused on high levels of growth through an aggressive capital program. As part of the Arrangement, the Fairquest Assets will be transferred into Fairquest.

Fairquest will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

- **AcquisitionCo**

The head and principal office of AcquisitionCo is located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 and its registered office is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

AcquisitionCo is a corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement, including creating and issuing the Notes and AcquisitionCo Exchangeable Shares required for implementing the Arrangement. The Trust owns all of the issued and outstanding common shares in the capital of AcquisitionCo. As part of the Arrangement, AcquisitionCo will amalgamate with Fairborne to form AmalgamationCo.

- **ExchangeCo**

The head and principal office of ExchangeCo is located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 and its registered office is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

ExchangeCo is a corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement. The Trust owns all of the issued and outstanding common shares in the capital of ExchangeCo.

- **The Trust**

The head and principal office of the Trust is located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5.

The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture.

2. Description of the securities involved in the exchange

The following describes the securities involved in the exchange.

(a) Fairborne Common Shares

Fairborne is authorized to issue an unlimited number of Fairborne Common Shares without nominal or par value. Holders of Fairborne Common Shares are entitled to one vote per share at meetings of shareholders of Fairborne. Subject to the rights of the holders of preferred shares and any other shares having priority over the Fairborne Common Shares, holders of Fairborne Common Shares are entitled to dividends if, as and

when declared by the board of directors and upon liquidation, dissolution or winding-up to receive, the remaining property of Fairborne.

(b) Exchangeable Shares

AcquisitionCo is authorized to issue an unlimited number of Exchangeable Shares, issuable in series. The Exchangeable Shares will rank rateably with shares of any other series of Exchangeable Shares of AmalgamationCo and shall be entitled to a preference over the common shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of AmalgamationCo, whether voluntary or involuntary, or any other distribution of the assets of AmalgamationCo among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking AmalgamationCo shall not be restricted in any way from repaying indebtedness of AmalgamationCo to the Trust from time to time. The holders of Exchangeable Shares shall be entitled, in priority to the common shares and any class of shares of AmalgamationCo ranking junior to the Exchangeable Shares with respect to the payment of dividends, to the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such shares. Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of AmalgamationCo or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement.

(c) Fairquest Common Shares

Fairquest is authorized to issue an unlimited number of Fairquest Common Shares. Holders of Fairquest Common Shares are entitled to one vote per share at meetings of shareholders of Fairquest, to receive dividends if, as and when declared by the board of directors of Fairquest and to receive pro rata the remaining property and assets of Fairquest upon its dissolution, liquidation or winding-up, subject to the rights of shares having priority over the Fairquest Common Shares.

(d) Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit shall entitle the holder thereof to one vote at all meetings of the holders of Trust Units. Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is

not subject to pre-emptive or conversion rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder.

3. Number and value of the securities

The maximum number of Exchangeable Shares issuable pursuant to the Arrangement will be equal to the Exchangeable Share Maximum, which will be a number of Exchangeable Shares issuable pursuant to the Arrangement, not to exceed 8,000,000 Exchangeable Shares, as determined by the Board of Directors prior to the Effective Time. In making the determination of the Exchangeable Share Maximum, the Board of Directors will consider various matters including the requirement that the Trust continue to satisfy the requirements of the Tax Act to be a "mutual fund trust" thereunder. The determination of the Exchangeable Share Maximum by the Board of Directors could result in no Exchangeable Shares being issued.

Upon the completion of the Arrangement, an aggregate of approximately 44.0 million Trust Units and 22.1 million Fairquest Common Shares will be issued and outstanding, assuming that (i) no Securityholders exercise their Dissent Rights, (ii) 8,000,000 Exchangeable Shares are issued pursuant to the Arrangement, (iii) 1,684,000 of the outstanding Fairborne Options are exercised on a Cashless Exercise Basis for 1,345,000 Fairborne Common Shares prior to the Effective Date and the balance of the Fairborne Options are repurchased and terminated for cash; (iv) all of the outstanding Fairborne Warrants are exercised on a Cashless Exercise Basis into 1,487,000 Fairborne Common Shares prior to the Effective Date; and (v) the Fairquest Initial Private Placement is closed for the maximum amount. In addition, Fairquest will have 4,740,000 Fairquest Warrants and 1,000,000 Fairquest Performance Shares issued and outstanding.

As at April 26, 2005, 49,212,508 Fairborne Common Shares were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting. On April 26, 2005 the closing price of the Fairborne Common Shares was $13.75.

As a result, the total aggregate value of the securities to be distributed pursuant to the Arrangement will be approximately $676,671,985.

4. Method of evaluating the securities and basis for exchange

The Arrangement will result in Shareholders (excluding Dissenting Shareholders) ultimately receiving for each one of their Fairborne Common Shares held on the Effective Date: (i) in the case of Shareholders who are Eligible Holders, one Trust Unit or one Exchangeable Share (together with Ancillary Rights), or a combination thereof, and in the case of Shareholders who are not Eligible Holders, one Trust Unit, and (ii) 0.333 of a Fairquest Common Share.

FRASER MILNER CASGRAIN LLP

The Fairborne board of directors retained CIBC World Markets Inc. to address the fairness, from a financial point of view, of the consideration to be received by Shareholders under the Arrangement. In connection with this mandate, CIBC World Markets Inc. has prepared the Fairness Opinion. The Fairness Opinion states that, in the opinion of CIBC World Markets Inc., as of March 8, 2005, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. A copy of the Fairness Opinion is attached as Appendix G to the Circular.

5. Conditions to be met for completion, and date set for transaction

See "Conditions Precedent to the Arrangement" at pp. 33-34 of the Circular for a summary of the material conditions to the Arrangement.

The Effective Date is expected to be on or about June 1, 2005. It is not possible, however, to state with certainty when the Effective Date will occur.

6. The name and address of any remunerated agent

N/A

7. The amount of such remunerations

N/A

FMC

FRASER MILNER CASGRAIN LLP

Via SEDAR

Nicolas Frenette
(514) 878-5868
nicolas.frenette@fmc-law.com
File No. 601934-309

May 5, 2005

AUTORITÉ DES MARCHÉS FINANCIERS
22nd floor
800 Victoria Square
Montréal, Québec H4Z 1G3

Attention: L'un des chefs du service du Financement des sociétés

Subject: **Proposed Plan of Arrangement (the "Arrangement") involving Fairborne Energy Ltd. ("Fairborne"), Fairborne Energy Trust (the "Trust"), Fairquest Energy Limited ("Fairquest "), Fairborne Acquisition Corp. ("AcquisitionCo"), and Fairborne ExchangeCo Ltd. ("ExchangeCo") (collectively, the "Parties")**

Dear Mesdames/Sirs:

We act for the Parties in the Province of Québec and are hereby requesting, on their behalf, pursuant to section 50 of the *Securities Act* (Québec) (the "**Act**"), the approval set forth below relating to the Arrangement (the "**Notice**").

A copy of the Notice of Annual and Special Meeting of Securityholders, Notice of Petition to the Court of Queen's Bench of Alberta and the Information Circular and Proxy Statement dated April 27, 2005 (the "**Circular**") sent to Fairborne securityholders is attached. All capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Circular.

Introduction

The Arrangement will result in Shareholders (excluding Dissenting Shareholders) ultimately receiving for each one of their Fairborne Common Shares held on the Effective Date: (i) in the case of Shareholders who are Eligible Holders, one Trust Unit or one Exchangeable Share (together with Ancillary Rights), or a combination thereof, and in the case of Shareholders who are not Eligible Holders, one Trust Unit, and (ii) 0.333 of a Fairquest Common Share.

#1140795.1

The Arrangement

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) the Fairborne Common Shares and Fairborne Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to AcquisitionCo and cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Fairborne other than the right to be paid the fair value of their Fairborne Common Shares and Fairborne Options by AcquisitionCo;

(b) the deficit of Fairborne, if any, is eliminated by a reduction, without payment, of the stated capital of the Fairborne Common Shares in the amount of such deficit;

(c) the Fairborne New Common Shares and the Class B Preferred Shares shall be created as new classes of shares of Fairborne and each Fairborne Common Share will be exchanged and cancelled pursuant to a reorganization of the capital of Fairborne for one (1) Fairborne New Common Share and one (1) Class B Preferred Share and the stated capital of each:

  (i) Fairborne New Common Share shall be set at the paid-up capital of each Fairborne Common Share exchanged less the Class B Preferred Share Stated Capital;

  (ii) Class B Preferred Share shall initially be set at $0.703, subject to adjustment based upon the number of Fairborne Common Shares outstanding immediately prior to the Effective Time (the "**Class B Preferred Share Stated Capital**");

(d) subject to Sections 3.2 and 3.3 of the Plan, each Fairborne New Common Share held by Eligible Holders will be transferred to AcquisitionCo in accordance with the election or deemed election of the holder of such Fairborne New Common Shares and in consideration therefor such holder shall receive in aggregate one (1.0) Trust Unit or one (1.0) AcquisitionCo Exchangeable Share (together with the Ancillary Rights);

(e) each Fairborne New Common Share held by Shareholders that are not Eligible Holders will be transferred to AcquisitionCo and in consideration therefor such holder shall receive in aggregate one (1.0) Trust Unit;

(f) AcquisitionCo will issue one (1) Note to the Trust for each Trust Unit issued pursuant to Sections 3.1(c) and (d) of the Plan;

(g) each Class B Preferred Share will be transferred to Fairquest in exchange for 0.333 of a Fairquest Common Share;

(h) the Fairquest Conveyance shall become effective and Fairquest shall deliver the Fairquest Note to Fairborne in satisfaction of the purchase price;

(i) Fairborne shall redeem all of the Class B Preferred Shares held by Fairquest in consideration of the Class B Preferred Share Note;

(j) Fairborne shall transfer the Fairquest Note to Fairquest and Fairquest shall transfer the Class B Preferred Share Note to Fairborne and the Fairquest Note and Class B Preferred Share Note shall set-off against each other and be cancelled;

(k) Fairborne and AcquisitionCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

  (i) the stated capital of the Fairborne New Common Shares shall be reduced, without payment, to $1.00 in aggregate immediately prior to the amalgamation;

  (ii) the articles of AmalgamationCo shall be the same as the articles of AcquisitionCo except that authorized capital of AmalgamationCo shall consist of an unlimited number of common shares, an unlimited number of exchangeable shares with the rights, privileges and restrictions as substantially set forth in Schedule D to the Plan, issuable in series, and the name of AmalgamationCo shall be "Fairborne Energy Ltd.";

  (iii) all of the shares of Fairborne which are owned by AcquisitionCo shall be cancelled without any repayment of capital;

  (iv) the shares of AcquisitionCo shall be cancelled and the following shares of AmalgamationCo shall be issued:

    (A) one hundred (100) common shares of AmalgamationCo shall be issued to the Trust; and

    (B) one (1.0) Exchangeable Share shall be issued for each issued and outstanding AcquisitionCo Exchangeable Share;

(v) for greater certainty, the Notes of AcquisitionCo shall survive and continue to be Notes of AmalgamationCo without amendment;

(vi) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(vii) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(viii) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(ix) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(x) a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against AmalgamationCo;

(xi) the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(xii) the by-laws of AmalgamationCo shall be the by-laws of AcquisitionCo;

(xiii) the first directors of AmalgamationCo shall be the directors of AcquisitionCo;

(xiv) the first officers of AmalgamationCo shall be the officers of AcquisitionCo; and

(xv) the registered office of AmalgamationCo shall be the registered office of AcquisitionCo;

(l) each Fairborne Option (whether vested or unvested) shall cease to represent the right to acquire Fairborne Common Shares (or other securities pursuant to the terms thereof) and each Fairborne Option shall only entitle the holder to acquire one (1.0) Trust Unit for each Fairborne Common Share which the holder was previously entitled to acquire under the Fairborne Option at a price per Trust Unit equal to the existing exercise price less an amount equal to the Class B Preferred Share Stated Capital; and

(m) the stated capital account of the Fairquest Common Shares shall be reduced, without payment, by the amount of the deficit as shown on the balance sheet of Fairquest as at the Effective Date.

No Exchangeable Shares will be issued to Shareholders that are not Eligible Holders. To the extent that holders of Fairborne Common Shares elect to receive an aggregate number of Exchangeable Shares in excess of the Exchangeable Share Maximum, the available Exchangeable Shares will be allocated on a pro-rated basis to all holders of Fairborne Common Shares electing to receive Exchangeable Shares and such holders will be deemed to have elected to receive Trust Units for the balance of Exchangeable Shares that they would have otherwise received.

No fractional Exchangeable Shares, Trust Units or Fairquest Common Shares will be issued pursuant to the Arrangement and to the extent that a fractional Exchangeable Share, Trust Unit or Fairquest Common Share would otherwise be issued, such Exchangeable Share, Trust Unit or Fairquest Common Share will be rounded to the nearest whole number, as the case may be.

On April 26, 2005 there were 49,212,508 Fairborne Common Shares outstanding. In addition, Fairborne currently has 3,771,250 Fairborne Common Shares reserved for issuance pursuant to outstanding Fairborne Options and 1,960,000 Fairborne Common Shares reserved for issuance pursuant to outstanding Fairborne Warrants.

After giving effect to the Arrangement, Shareholders will effectively have exchanged their Fairborne Common Shares for: (i) Trust Units or Exchangeable Shares (together with Ancillary Rights), or a combination thereof, and (ii) Fairquest Common Shares. In addition, Fairborne will have amalgamated with AcquisitionCo to form AmalgamationCo, all the common shares and Notes of which will be owned by the Trust. The Exchangeable Shares are intended to be, to the extent possible, the economic equivalent of Trust Units and will be exchangeable for Trust Units.

The maximum number of Exchangeable Shares issuable pursuant to the Arrangement will be equal to the Exchangeable Share Maximum, which will be a number of Exchangeable Shares issuable pursuant to the Arrangement, not to exceed 8,000,000 Exchangeable Shares, as determined by the Board of Directors prior to the Effective Time. In making the determination of the Exchangeable Share Maximum, the Board of Directors will consider various matters including the requirement that the Trust continue to satisfy the requirements of the Tax Act to be a "mutual fund trust" thereunder. The determination of the Exchangeable Share Maximum by the Board of Directors could result in no Exchangeable Shares being issued.

Upon the completion of the Arrangement, an aggregate of approximately 44.0 million Trust Units and 22.1 million Fairquest Common Shares will be issued and outstanding, assuming that (i) no Securityholders exercise their Dissent Rights, (ii) 8,000,000 Exchangeable Shares are issued pursuant to the Arrangement, (iii) 1,684,000 of the outstanding Fairborne Options are

exercised on a Cashless Exercise Basis for 1,345,000 Fairborne Common Shares prior to the Effective Date and the balance of the Fairborne Options are repurchased and terminated for cash; (iv) all of the outstanding Fairborne Warrants are exercised on a Cashless Exercise Basis into 1,487,000 Fairborne Common Shares prior to the Effective Date; and (v) the Fairquest Initial Private Placement is closed for the maximum amount. In addition, Fairquest will have 4,740,000 Fairquest Warrants and 1,000,000 Fairquest Performance Shares issued and outstanding.

Directors and senior officers of Fairborne and their associates beneficially own or exercise control or direction over an aggregate of approximately 8.55 million Fairborne Securities, representing approximately 16.1% of the outstanding Fairborne Securities (comprised of approximately 6.0 million Fairborne Common Shares and 2.55 million Fairborne Options).

The Arrangement constitutes a "business combination" for the purposes of Ontario Securities Commission Rule 61-501 ("**Rule 61-501**") requiring "minority approval". Pursuant to Rule 61-501, in determining whether minority approval for the Arrangement has been obtained, Fairborne is required to exclude the votes attaching to the Fairborne Common Shares beneficially owned or controlled by the directors and officers of Fairborne and their affiliated entities and joint actors. To the knowledge of Fairborne and its directors or senior officers, after reasonably inquiry, such persons currently hold, directly or indirectly, or exercise control or direction over, approximately 6.0 million Fairborne Common Shares and 2.55 million Fairborne Options, representing approximately 12.2% of the outstanding Fairborne Common Shares and approximately 67.7% of the outstanding Fairborne Options, respectively (and which together represent approximately 16.1% of the outstanding Fairborne Securities). In addition, such persons hold approximately 1.96 million Fairborne Warrants.

The Fairquest Initial Private Placement may be considered a "related party transaction", "connected transaction" or a "collateral benefit" for the purposes of Rule 61-501 and comparable provisions and policies and rules of certain other applicable jurisdictions. Since directors and senior officers of Fairborne are entitled to receive various benefits or payments in connection with, but not consequent upon, the Arrangement and are expected to participate in the Fairquest Initial Private Placement, Rule 61-501 requires Fairborne to obtain a formal valuation for the Arrangement unless an exemption from the valuation requirement is available. Such an exemption is available because neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as involves all interested parties (which includes the fair market value of benefits and payments to interested parties in the transactions in connection with the Arrangement and the Fairquest Initial Private Placement, and the securities expected to be issued to such persons pursuant to the Arrangement and the Fairquest Initial Private Placement), exceeds 25% of Fairborne's market capitalization as determined under Rule 61-501.

Despite the above-stated analysis on Rule 61-501, we believe that the proposed Arrangement is neither a related party transaction nor a going-private transaction that must respect the requirements of Regulation Policy Statement Q-27. Any related party to the issuer is only entitled to receive, directly or indirectly, consequent upon the Arrangement, consideration that is identical to that paid to all other holders of securities of the same class.

Please note that there are no optionholders resident in the Province of Québec.

Please note that there are no investors resident in the Province of Québec who will subscribe to the Fairquest Initial Private Placement.

As at April 6, 2005, there were approximately 7 registered Shareholders in the Province of Québec holding approximately 1,680,515 outstanding Common Shares. In addition, as at April 20, 2005 there were approximately 163 beneficial Shareholders in the Province of Québec holding approximately 1,078,649 outstanding Common Shares.

Conclusion

Please find attached the information pursuant to section 106 of the *Regulation respecting securities* (Québec) (the "**Regulation**").

On behalf of the Parties, we hereby request your approval, pursuant to section 50 of the Act, of the exchange of securities, as described above, pursuant to the Arrangement.

Kindly note that an application on behalf of Fairborne to be recognized as a reporting issuer in the Province of Québec, pursuant to section 68.1 of the Act, was filed with the *Autorité des marchés financiers* (the "**AMF**") on April 27, 2005. We expect the decision to be rendered prior to the completion of the review of these presents and such is why an application is being made pursuant to section 50 of the Act.

In connection with the Notice, the requisite filing fee of $28,758.56 (the amount equal to one quarter of 0.02% of the gross value of the securities being distributed throughout Canada, being $676,671,985, less the general 15% discount provided under section 271.12 of the Regulation) will follow shortly.

Please advise the undersigned at once if anything further is required.

Yours very truly,

FRASER MILNER CASGRAIN LLP

(s) Nicolas Frenette

Nicolas Frenette
NF/cw
Attachments
c.: Burnet, Duckworth & Palmer LLP
Attention: Teji Sandhar, Michael D. Sandrelli

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: C. Steven Cohen
Direct Phone: (403) 260-0103
Direct Fax: (403) 260-0330
csc@bdplaw.com

Assistant: Dolores Ross
Direct Phone: (403) 260-0149
Our File: 57383-1

DELIVERED VIA SEDAR

May 2, 2005

Autorité des marchés financiers
New Brunswick Securities Commission

Dear Sirs:

Re: Fairborne Energy Ltd. (the "Corporation")

Please be advised that Quebec has been added as a recipient agency in respect of the Corporation's continuous disclosure for all filings after January 1, 2004.

Also, please be advised that New Brunswick has been added as a recipient agency in respect of the Corporation's continuous disclosure for all filings after August 30, 2004.

If you have any comments or questions with respect to the foregoing, please do not hesitate to contact me.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) *"C. Steven Cohen"*

C. Steven Cohen

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: C. Steven Cohen
Direct Phone: (403) 260-0103
Direct Fax: (403) 260-0330
csc@bdplaw.com

Assistant: Dolores Ross
Direct Phone: (403) 260-0149
Our File: 57383-1

DELIVERED VIA SEDAR

May 2, 2005

Autorité des marchés financiers

Dear Sirs:

Re: Fairborne Energy Ltd. (the "Corporation")

Please be advised that Quebec has been added as a recipient agency in respect of the Corporation's continuous disclosure for all filings after January 1, 2004.

If you have any comments or questions with respect to the foregoing, please do not hesitate to contact me.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) *"C. Steven Cohen"*

C. Steven Cohen

File #82-34836

AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2005-MC-1836

NUMÉRO DE PROJET SÉDAR: 778041

DOSSIER N° : 21844

Objet : Fairborne Energy Ltd.
Demande de dispense de prospectus et de l'inscription

Vu la demande présentée le 6 mai 2005;

vu les articles 11, 148 et 263 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1 (la « Loi »);

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Autorité des marchés financiers*, L.R.Q., c. A-7.03.

En conséquence, l'Autorité des marchés financiers :

dispense de prospectus et d'inscription pour le placement de titres de Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited, Fairborne Acquisition Corp. auprès des porteurs de titres de Fairborne Energy Ltd. en échange de leurs titres dans le cadre d'un plan d'arrangement, conformément aux informations déposées auprès de L'Autorité des marchés financiers.

L'aliénation des titres de Fairborne Energy Trust, Fairquest Energy Limited et Fairborne Acquisition Corp. acquis dans le cadre du plan d'arrangement ne peut avoir lieu sans un prospectus ou une dispense de prospectus, sauf entre les souscripteurs ou entre ceux-ci et des personnes avec qui ils ont des liens, à la condition en ce dernier cas que L'Autorité des marchés financiers en soit avisée cinq jours avant l'opération. L'aliénation peut avoir lieu sans un prospectus aux conditions suivantes :

1. Fairborne Energy Trust, Fairquest Energy Limited et Fairborne Acquisition Corp. selon le cas, est un émetteur assujetti au Québec;

2. Fairborne Energy Trust, Fairquest Energy Limited et Fairborne Acquisition Corp. était un émetteur assujetti au Québec au cours des quatre mois précédant immédiatement l'aliénation en tenant compte également de la période de temps pour laquelle Fairborne Energy Ltd. était un émetteur assujetti;

3. aucune commission extraordinaire ou autre contrepartie n'est payée à l'égard de l'aliénation;

4. aucun effort n'est fait pour préparer le marché ou stimuler la demande pour le titre visé;

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 • Télécopieur : (514) 873-6155

5. dans le cas où le vendeur est initié de Fairborne Energy Trust, Fairquest Energy Limited et Fairborne Acquisition Corp., selon le cas, il n'a pas raison de croire que Fairborne Energy Trust, Fairquest Energy Limited et Fairborne Acquisition Corp., selon le cas, est dans une situation irrégulière par rapport à ses obligations découlant de la législation en valeurs mobilières.

Prenez avis qu'à compter de la date effective de l'opération Fairborne Energy Trust, Fairquest Energy Limited et Fairborne Acquisition Corp., deviendront émetteurs assujettis aux obligations prescrites au Titre III de la Loi

Fait à Montréal, le 26 mai 2005.

(s) Josée Deslauriers
Josée Deslauriers
Directrice des marchés des capitaux

EL/ale

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 • Télécopieur : (514) 873-6155

File #82-34836

FAIRBORNE ENERGY LTD.

PRESS RELEASE

FAIRBORNE ENERGY LTD. ANNOUNCES SECURITYHOLDER APPROVAL FOR PLAN OF ARRANGEMENT

May 27, 2005
Calgary, Alberta

Fairborne Energy Ltd. ("Fairborne") is pleased to announce that it has received securityholder approval for the previously announced reorganization which included approval of the plan of arrangement, the restricted unit and performance plan of Fairborne Energy Trust, the share option plan of Fairquest Energy Limited and the initial $10 million private placement by Fairquest Energy Ltd. Fairborne also has received the Final Order of the Court of Queen's Bench of Alberta in respect of the plan of arrangement.

Fairborne also announces that the maximum number of exchangeable shares issuable pursuant to the Arrangement has been established at 7,000,000 exchangeable shares. Based upon elections made by shareholders, Fairborne advises that shareholders electing to receive exchangeable shares will be prorated to approximately 86% of the number of exchangeable shares requested.

In connection with the reorganization, Fairborne is very pleased to announce that Mr. Aaron Grandberg has joined the Company and will be the VP Finance and CFO of Fairborne Energy Trust. He is a Chartered Accountant with 11 years of varied oil and gas experience. Mr. Grandberg spent four years with a national chartered accounting firm in their oil and gas group and most recently was the controller of a large oil and gas trust.

It is expected that the plan of arrangement will become effective June 1, 2005.

For further information contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax.: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax.: (403) 290-7751
rmaitland@fairborne-energy.com

Forward Looking Statements - Certain information regarding Fairborne set forth in this document, including management's assessment of the Fairborne's future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Fairborne's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

G:\057383\0017\Press Release (Closing).doc

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations.

In respect of the Annual and Special Meeting of securityholders of Fairborne Energy Ltd. ("Fairborne") held May 26, 2005 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote
1.	Special resolution to approve a plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta) and related matters	Resolution approved
2.	Ordinary resolution to fix the number of directors to be elected at the Meeting at six	Resolution approved
3.	Ordinary resolution to approve the election of the six nominees to be elected to serve as directors of Fairborne for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular – proxy statement of Fairborne dated April 27, 2005 (the "Information Circular")	Resolution approved
4.	Ordinary resolution to approve the appointment of KPMG LLP, Chartered Accountants as auditors of Fairborne to hold office until the next annual meeting or until their successors are appointed and to authorize the board of directors to fix their remuneration as such	Resolution approved

The resolution to approve item 1 noted above was conducted by way of ballot. Attached to this report is a report of Computershare Trust Company of Canada, the scrutineers of the Meeting in respect of this ballot.

Dated at Calgary, Alberta as of this 27th day of May, 2005.

FAIRBORNE ENERGY LTD.

Per: (signed) *"Robert A. Maitland"*
Robert A. Maitland
Vice-President, Finance and
Chief Financial Officer

Computershare

FAIRBORNE ENERGY LTD.
ANNUAL AND SPECIAL MEETING OF SECURITYHOLDERS
May 26, 2005

SCRUTINEERS' REPORT ON BALLOT

THE SCRUTINEERS REPORT THE RESULTS OF THE BALLOT ON THE SPECIAL RESOLUTION (THE "FAIRBORNE REORGANIZATON RESOLUTION"), THE FULL TEXT OF WHICH IS SET FORTH IN APPEDIX A TO THE INFORMATION CIRCULAR AND PROXY STATEMENT OF FAIRBORNE ENERGY LTD. ("FAIRBORNE") DATED APRIL 27, 2005 (THE "INFORMATION CIRCULAR").

VOTES CAST BY ALL SECURITY HOLDERS

VOTES FOR	18,485,220
VOTES AGAINST	5,213,798
TOTAL VOTES CAST	23,699,018
PERCENTAGE OF VOTES IN FAVOUR OF RESOLUTION	78.00%
PERCENTAGE OF VOTES AGAINST RESOLUTION	22.00%

VOTES CAST EXCLUDING DIRECTORS, OFFICERS AND THEIR AFFILIATED ENTITIES AND JOINT ACTORS

VOTES FOR	11,063,588
VOTES AGAINST	5,213,798
TOTAL VOTES CAST	16,277,386
PERCENTAGE OF VOTES IN FAVOUR OF RESOLUTION	67.97%
PERCENTAGE OF VOTES AGAINST RESOLUTION	32.03%

COMPUTERSHARE TRUST COMPANY OF CANADA

LINDA HSIUNG SCRUTINEER

SIMON LAW SCRUTINEER

File #82-34836

FAIRBORNE ENERGY LTD.

PRESS RELEASE

FAIRBORNE ENERGY TRUST, FAIRBORNE ENERGY LTD. AND FAIRQUEST ENERGY LIMITED ANNOUNCE COMPLETION OF REORGANIZATION

June 1, 2005
Calgary, Alberta

Fairborne Energy Trust (the "Trust"), Fairborne Energy Ltd. ("Fairborne") and Fairquest Energy Limited ("Fairquest") jointly announced today the successful completion of the reorganization of Fairborne into the Trust and Fairquest. The trust units of the Trust (trading symbol "FEL.UN"), the Exchangeable Shares (trading symbol "FXL") and the common shares of Fairquest (trading symbol "FQE") have been conditionally approved for listing on the Toronto Stock Exchange. It is expected that the Toronto Stock Exchange will issue a bulletin on June 2, 2005 with respect to the commencement of trading, anticipated to be June 6, 2005. Prior to commencement of trading, the common shares of Fairborne will continue to trade under the symbol "FEL".

As previously announced, the plan of arrangement and related transactions were approved by securityholders of Fairborne and Fairborne has also received approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals. The plan of arrangement was completed today and is effective immediately.

As a result of the plan of arrangement, the Trust currently has approximately 45 million Trust Units and its wholly-owned subsidiary Fairborne has issued and outstanding 7.0 million Exchangeable Shares. Under the plan of arrangement, shareholders elected to receive a greater number of Exchangeable Shares than the 7.0 million share maximum as established by the board of directors of Fairborne. Consequently, such shareholders will receive, subject to rounding, a prorated number of Exchangeable Shares based on a factor of 0.863742 of an Exchangeable Share for each Exchangeable Share that was requested, with the balance to be distributed in Trust Units of the Trust. As a result of the plan of arrangement and the completion of the initial private placement by Fairquest, Fairquest currently has outstanding approximately 22.1 million common shares, 4,740,000 common share purchase warrants (each of which entitle the holder to acquire one common share of Fairquest at an exercise price of $3.17 per share until May 31, 2010) and 1.0 million Performance Shares. Management and directors of Fairborne and Fairquest own approximately 17% of the issued and outstanding Trust Units and Exchangeable Shares and approximately 29% of the outstanding common shares of Fairquest.

The board of directors of Fairborne is comprised of Richard A. Walls, Steven R. VanSickle, Michael E.J. Phelps, Robert B. Hodgins, Johannes J. Nieuwenburg and Rodney D. Wimer. The board of directors of Fairquest is comprised of Richard A. Walls, Robert A. Maitland, Gary F. Aitken, Brian A. Felesky, David M. Fitzpatrick and Donald J. Nelson.

G:\057383\0017\Press Release (Completion) 03.doc

Main: (403) 290-7750 Fax: (403) 290-7751 2900, 605 - 5th Avenue SW Calgary, AB Canada T2P 3H

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and Chief Executive Officer
Tel.: (403) 290-7759 Fax.: (403) 290-7751
svansickle@fairborne-energy.com

Aaron Grandberg
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-3217 Fax.: (403) 290-7751
agrandberg@fairborne-energy.com

Fairquest Energy Limited

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax.: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax.: (403) 290-7751
rmaitland@fairborne-energy.com

Forward Looking Statements - Certain information regarding the Trust, Fairborne and Fairquest set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's, Fairborne's and Fairquest's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust, Fairborne and Fairquest disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CORPORATE ACCESS NUMBER: 2011737331

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMALGAMATION

FAIRBORNE ENERGY LTD.
IS THE RESULT OF AN AMALGAMATION FILED ON 2005/06/01.

Articles of Amalgamation
For
FAIRBORNE ENERGY LTD.

Share Structure:	SEE SCHEDULE "A" ATTACHED HERETO
Share Transfers Restrictions:	NONE
Number of Directors:	
Min Number of Directors:	3
Max Number of Directors:	11
Business Restricted To:	NONE
Business Restricted From:	NONE
Other Provisions:	SEE SCHEDULE "B" ATTACHED HERETO

Registration Authorized By: MICHAEL D. SANDRELLI
SOLICITOR

SCHEDULE "A"

Fairborne Energy Ltd. (the "Corporation") is authorized to issue: (a) an unlimited number of common shares (the "Common Shares") without nominal or par value; and (b) an unlimited number of exchangeable shares without nominal or par value, issuable in one or more series, each series to consist of such number of shares, and having designation, rights, privileges, restrictions and conditions attaching to each series of exchangeable shares as may be determined by the board of directors of the Corporation before the issuance thereof.

The rights, privileges, restrictions and conditions attached to each class of shares are set forth below.

1. COMMON SHARES

Voting Rights

The holders of Common Shares shall be entitled to notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such)

Dividends

The holders of Common Shares shall be entitled to receive dividends as and when declared by the board of directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends.

Liquidation

The holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital, in such assets of the Corporation as are available for distribution.

2. PROVISIONS ATTACHING TO THE EXCHANGEABLE SHARES

The Corporation is authorized to issue an unlimited number of Exchangeable Shares, issuable in series. The Exchangeable Shares, as a class, shall have the following rights, privileges, restrictions and conditions:

Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (Alberta) (the "Act"), the Board of Directors may at any time and from time to time issue the Exchangeable Shares in one or more series, each series to

consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors. Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Exchangeable Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution, as defined below; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

Liquidation

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"), holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of Exchangeable Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

Dividends

The holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Exchangeable Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

SERIES A EXCHANGEABLE SHARES

The Corporation is authorized to issue an unlimited number of Series A Exchangeable Shares. The Series A Exchangeable Shares, as a series, shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1
INTERPRETATION

1.1 For the purposes of these share provisions:

"Act" means the Business Corporations Act (Alberta), as amended;

"affiliate" has the meaning given to that term in the Securities Act;

"Annual Redemption" has the meaning given to that term in Section 5.1(d) of these share provisions;

"Annual Redemption Date" means any date that is within the first 90 days of any calendar year commencing in 2006;

"Automatic Redemption" has the meaning given to that term in

Section 5.1(a) of these share provisions;

"Automatic Redemption Date" means the date that is the tenth anniversary of the Effective Date, subject to extension to such other later date that the Board of Directors may determine in its sole discretion;

"Board of Directors" means the Board of Directors of the Corporation;

"Business Day" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"Call Notice" has the meaning given to that term in Section 4.3 of these share provisions;

"Call Rights" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

"Common Shares" means the common shares in the capital of the Corporation;

"Corporation" means Fairborne Energy Ltd., a corporation incorporated under the Act, and where the context requires, its successors;

"Cumulative Dividend Amount Exchange Ratio", at any time, shall equal the Exchange Ratio at such time less one;

"Current Market Price" means, in respect of a Unit on any date, the weighted average trading price of a Unit on the TSX for the 5 trading days preceding that date, or, if the Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Units for that period does not result in a weighted average trading price which reflects the fair market value of a Unit, then the Current Market Price of a Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable five trading days by (b) the total number of Units sold on such stock exchange or system during such period;

"De Minimus Redemption" has the meaning given to that term in Section 5.1(c) of these share provisions;

"De Minimus Redemption Date" has the meaning given to that term in Section 5.1(c) of these share provisions;

"Distribution" means a distribution paid by Fairborne in respect of the Units, expressed as an amount per Unit, and, for greater certainty, does not include a distribution of additional Units

pursuant to Sections 5.5 or 5.9 of the Trust Indenture;

"Distribution Payment Date" means a date on which a Distribution is paid to Unitholders, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day);

"Distribution Record Date" means the day on which Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each month;

"Dividend Record Date" has the meaning given to that term in Section 3.3 of these share provisions;

"Effective Date" means June 1, 2005 or such other date as may be designated by the Board of Directors;

"Exchange Ratio", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000, as at the Effective Date, and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution; and (b) decreasing the Exchange Ratio on each Dividend Record Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that Dividend Record Date, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date;

"Exchange Rights" has the meaning given to that term in the Voting and Exchange Trust Agreement;

"Exchangeable Shares" mean the Series A non-voting exchangeable shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

"Fairborne ExchangeCo" means Fairborne ExchangeCo Ltd., a corporation incorporated under the Act;

"Fairborne" means the Fairborne Energy Trust, a trust established under the laws of Alberta;

"Governmental Entity" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"holder" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

"LCR Exercising Party" has the meaning given to that term in Section 6.5 of these share provisions;

"Liquidation Amount" has the meaning given to that term in Section 6.1 of these share provisions;

"Liquidation Call Right" has the meaning ascribed thereto in Section 6.5 of these share provisions;

"Liquidation Date" has the meaning given to that term in Section 6.1 of these share provisions;

"Liquidation Offer" has the meaning given to that term in Section 6.5 of these share provisions;

"Optional Redemption" has the meaning given to that term in Section 5.1(b) of these share provisions;

"Optional Redemption Date" means any date that is after the first anniversary of the Effective Date;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Promissory Note" means the promissory note of the Corporation in favour of Fairborne dated the Effective Date;

"Purchase Price" has the meaning given to that term in Section 4.3 of these share provisions;

"RCR Exercising Party", for the purpose of Article 4 of these share provisions, has the meaning given to the term in Section 4.3 of these share provisions and, for the purpose of Article 5 of these share provisions, has the meaning given to that term in Section 5.5 of these share provisions;

"Redemption Call Right" has the meaning given to that term in Section 5.5 of these share provisions;

"Redemption Date" means any of the Automatic Redemption Date, the Optional Redemption Date, the De Minimus Redemption Date or the Annual Redemption Date, as the context requires;

"Redemption Offer" has the meaning given to that term in Section 5.5 of these share provisions;

"Redemption Price" means a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price of a Unit on the last Business Day prior to such Redemption Date;

"Regulation S" means Regulation S under the U.S. Securities Act;

"Retracted Shares" has the meaning given to that term in Section 4.1(a) of these share provisions;

"Retraction Call Right" has the meaning given to that term in Section 4.1(b) of these share provisions;

"Retraction Date" means the date that is three Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares; provided that if such Retraction Date would occur on any day between a particular Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date, then the Retraction Date shall instead be the same date as such Distribution Payment Date; and further provided that the Corporation may in its sole discretion abridge such period to a shorter time if so requested by a holder of Exchangeable Shares;

"Retraction Offer" has the meaning given to that term in Section 4.1(b) of these share provisions;

"Retraction Price" has the meaning given to that term in Section 4.1 of these share provisions;

"Retraction Request" has the meaning given to that term in Section 4.1 of these share provisions;

"Securities Act" means the Securities Act (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

"Support Agreement" means the agreement made among Fairborne, Fairborne ExchangeCo and the Corporation dated as of the Effective Date;

"TSX" means the Toronto Stock Exchange;

"Transfer Agent" means Computershare Trust Company of Canada or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

"Trustee" means the trustee chosen by Fairborne to act as trustee under the Voting and Exchange Trust Agreement, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"United States" or "U.S." means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

"Unitholders" means holders of Units;

"Units" means the trust units of Fairborne as constituted on the Effective Date;

"U.S. Person" means a U.S. Person as defined in Rule 902(k) under Regulation S;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"Voting and Exchange Trust Agreement" means the agreement made among Fairborne, Fairborne ExchangeCo, the Corporation and the Trustee and dated as of the Effective Date.

ARTICLE 2
RANKING OF EXCHANGEABLE SHARES

2.1 The Exchangeable Shares shall, subject to the following, be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to Fairborne from time to time, including without limitation, the indebtedness evidenced by the Promissory Note.

ARTICLE 3
DIVIDENDS

3.1 The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time, and exclusive of any other shares of the Corporation, out of the money, assets or property of the Corporation properly applicable to the payment of dividends (which may include Units), cumulative preferential cash dividends in an amount per Exchangeable Share as set out in this Section 3.1. The accrued amount of such preferential cumulative dividend with respect to an Exchangeable Share on any date from time to time shall be the Cumulative Dividend Amount Exchange Ratio in effect on the last Business Date prior to such date multiplied by the Current Market Price on the last Business Day prior to such date. Such dividends, whether or not declared, shall accrue and shall be cumulative from the Effective Date.

3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends by the sending of such a cheque to each holder of an Exchangeable Share, which shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends by the sending of such a certificate to each holder of an Exchangeable Share, which shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six

years from the date on which such dividend was payable.

3.3 The record date (a "Dividend Record Date") for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 of these share provisions and whether any such dividend is in fact declared shall be determined in the sole discretion of the Board of Directors.

3.4 If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 of these share provisions the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

ARTICLE 4
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

4.1 Subject to applicable law, and provided neither Fairborne nor Fairborne ExchangeCo has exercised the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 4, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share (the "Retraction Price") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date by the Current Market Price of a Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price shall, subject to Article 14, be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date in accordance with Section 4.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder. To effect such retraction, the holder shall present and surrender to the Corporation at the principal office of the Transfer Agent in Toronto or Calgary or at such other address as may be specified by the Corporation by notice to the holders of Exchangeable Shares from time to time the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the "Retraction Request") in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "Retracted Shares") redeemed by the Corporation; and

(b) appointing the Corporation as its agent for the purpose of offering its Retracted Shares for sale to Fairborne and Fairborne ExchangeCo (the "Retraction Offer") on the terms and conditions set out in Section 4.3 below (Fairborne's and Fairborne ExchangeCo's right to accept the Retraction Offer and

to complete the purchase of the Retracted Shares pursuant to the Retraction Offer is referred to as the "Retraction Call Right").

4.2 Subject to the exercise by Fairborne or Fairborne ExchangeCo of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 4.1 hereof of documents including, without limitation, a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Fairborne or Fairborne ExchangeCo pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

4.3 Fairborne ExchangeCo shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which Fairborne has not exercised its Retraction Call Right. Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately provide to Fairborne and Fairborne ExchangeCo a copy of the Retraction Request and, as agent for the holder who submitted the Retraction Request, shall be deemed to have made the Retraction Offer to Fairborne and Fairborne ExchangeCo in respect of the holder's Retracted Shares by providing to Fairborne and Fairborne ExchangeCo a copy of the Retraction Request as aforesaid. In order to exercise the Retraction Call Right and accept the Retraction Offer, Fairborne or Fairborne ExchangeCo must notify the Corporation of its determination to do so (the "Call Notice") on or before 4:30 p.m. (Calgary time) on the date of notification to Fairborne and Fairborne ExchangeCo by the Corporation of the receipt by the Corporation of the Retraction Request. If Fairborne or Fairborne ExchangeCo does not so notify the Corporation on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request, the Corporation will notify the holder as soon as possible thereafter that neither Fairborne nor Fairborne ExchangeCo will exercise the Retraction Call Right and accept the Retraction Offer. If Fairborne or Fairborne ExchangeCo delivers the Call Notice on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request and provided that the Retraction Offer is not revoked by the holder in the manner specified in Section 4.7, the Retraction Request shall thereupon be considered only the Retraction Offer by the holder to sell the Retracted Shares to Fairborne or Fairborne ExchangeCo, as applicable (in this Article 4, the "RCR Exercising Party"), and all other aspects of the Retraction Request will be null and void. In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount per share (the "Purchase Price") equal to the Retraction Price, which payment of the Purchase Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Retracted

Share. To the extent that the RCR Exercising Party pays the Purchase Price in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 4.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither Fairborne nor Fairborne ExchangeCo delivers a Call Notice within the time required for the exercise of the Retraction Call Right as set forth above, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 4.

4.4 Subject to Article 14, the Corporation, Fairborne or Fairborne ExchangeCo, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the office of the Transfer Agent specified in the holder's Retraction Request, certificates representing the Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, Fairborne or Fairborne ExchangeCo, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or the total Purchase Price, as the case may be, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

4.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total Retraction Price or the total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in Section 4.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on the Retracted Shares. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Fairborne or Fairborne ExchangeCo shall thereafter be considered

and deemed for all purposes to be a holder of the Units delivered to it.

4.6 Notwithstanding any other provision of this Article 4, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither Fairborne nor Fairborne ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 4.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have exercised the Exchange Rights so as to require Fairborne or Fairborne ExchangeCo to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Fairborne or Fairborne ExchangeCo to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

4.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, revoke its Retraction Request or Retraction Offer, as applicable, in which event such Retraction Request or Retraction Offer shall be null and void

ARTICLE 5
REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

5.1 Subject to applicable law, and provided neither Fairborne nor Fairborne ExchangeCo has exercised the Redemption Call Right, the Corporation:

(a) shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "Automatic Redemption");

(b) may, on any Optional Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for

the Redemption Price (such redemption being an "Optional Redemption");

(c) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 1,000,000 (other than Exchangeable Shares held by Fairborne and its Subsidiaries, and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) (such redemption date being the "De Minimus Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a "De Minimus Redemption"); and

(d) may, on any Annual Redemption Date, redeem up to that number of Exchangeable Shares equal to 40% of the Exchangeable Shares outstanding on the Effective Date for the Redemption Price (such redemption being an "Annual Redemption");

such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by the Corporation delivering or causing to be delivered, at the election of the Corporation, either that number of Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.3 of these share provisions. In case only part of the then outstanding Exchangeable Shares are at any time to be redeemed pursuant to an Annual Redemption, the Exchangeable Shares to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Exchangeable Shares, other than the Fairborne and Fairborne ExchangeCo, or in such other manner as the Board of Directors deems reasonable.

5.2 In any case of a redemption of Exchangeable Shares under this Article 5, the Corporation shall, at least 45 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by Fairborne or Fairborne ExchangeCo under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right and/or Annual Redemption. The accidental failure or omission to give any notice of redemption under this Section 5.2 to less than 10% of the holders of Exchangeable Shares (other than Fairborne and Fairborne ExchangeCo) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

5.3 On or after the applicable Redemption Date and subject to the exercise by Fairborne or Fairborne ExchangeCo of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of

Exchangeable Shares under the Act and the articles and/or by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice. Subject to Article 14, payment of the total Redemption Price for such Exchangeable Shares, shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares. If only part of the Exchangeable Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

5.4 The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to: (i) receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Units or to have had cash delivered to them or the custodian on their behalf, as

applicable.

5.5 Subject to the limitations set forth in Section 5.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Fairborne and Fairborne ExchangeCo (the "Redemption Offer") the overriding right (Fairborne's and Fairborne ExchangeCo's right to accept the Redemption Offer and complete the purchase of the Exchangeable Shares is referred to as the "Redemption Call Right"), in the event of any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 5, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Fairborne or Fairborne ExchangeCo) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder, in the case of an Automatic Redemption, an Optional Redemption or a De Minimus Redemption, or to purchase from all but not less than all of the holders of Exchangeable Shares (other than Fairborne or Fairborne ExchangeCo) on the applicable Redemption Date the designated percentage of the Exchangeable Shares held by each such holder, in the case of an Annual Redemption, on payment by whichever of Fairborne or Fairborne ExchangeCo is exercising such right (in this Article 5, the "RCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder, at the election of the RCR Exercising Party, either that number of Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.7 of these share provisions. In the case of a redemption of Exchangeable Shares under this Article 5, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Redemption Offer to Fairborne and Fairborne ExchangeCo by sending or causing to be sent to Fairborne and Fairborne ExchangeCo a notice in writing of the redemption by the Corporation of the Exchangeable Shares. In the event of the exercise of the Redemption Call Right and the acceptance of the Redemption Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

5.6 Fairborne ExchangeCo shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Fairborne has not exercised its Redemption Call Right. To exercise the Redemption Call Right and accept the Redemption Offer, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 60 days before the applicable Redemption Date. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Fairborne or Fairborne ExchangeCo has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party shall on the applicable

Redemption Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Redemption Price.

5.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) or, if applicable, a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party in payment of the total Redemption Price, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than Fairborne and Fairborne ExchangeCo) shall be limited to: (i) receiving such holder's proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Units to which the holder is entitled or a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party, of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Fairborne nor Fairborne ExchangeCo exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 5.1 of these share provisions.

ARTICLE 6
DISTRIBUTION ON LIQUIDATION

6.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the "Liquidation Date") of such liquidation, dissolution or winding-up, before any

distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "Liquidation Amount") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Unit on the last Business Day prior to the Liquidation Date, which payment of the Liquidation Amount shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder, subject to Article 14, that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.2 of these share provisions.

6.2 On or promptly after the Liquidation Date, and subject to the exercise by Fairborne or Fairborne ExchangeCo of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

6.3 The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to: (i) receiving their proportionate part of the

total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Units delivered to them or the custodian on their behalf.

6.4 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 6.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

6.5 Subject to the limitations set forth in Section 6.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Fairborne and Fairborne ExchangeCo (the "Liquidation Offer") the overriding right (Fairborne's and Fairborne ExchangeCo's right to accept the Liquidation Offer and complete the purchase of the Exchangeable Shares is referred to as the "Liquidation Call Right"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Fairborne or Fairborne ExchangeCo) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of Fairborne or Fairborne ExchangeCo is exercising such right (in this Article 6, the "LCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.7 of these share provisions. In the event of the exercise of the Liquidation Call Right and the acceptance of the Liquidation Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

6.6 Fairborne ExchangeCo shall only be entitled to exercise its Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Fairborne has not exercised its Liquidation Call Right. In the event of any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Liquidation Offer by sending or causing to be sent to Fairborne and Fairborne ExchangeCo a notice in writing of the Liquidation Offer. To exercise the Liquidation Call Right and accept the Liquidation Offer, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of

Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Fairborne or Fairborne ExchangeCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

6.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), in payment of the total Liquidation Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than Fairborne and Fairborne ExchangeCo) shall be limited to: (i) receiving such holder's proportionate share of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Fairborne nor Fairborne ExchangeCo exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 6.1 of these share provisions.

ARTICLE 7
CERTAIN RESTRICTIONS

7.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any

time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or Common Shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The restrictions in Sections 7.1(a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding Exchangeable Shares have not been paid as provided for herein. Nothing herein shall be interpreted to restrict the Corporation from issuing additional Common Shares or any series of exchangeable shares.

ARTICLE 8
PURCHASE FOR CANCELLATION

8.1 Subject to applicable law and notwithstanding Section 8.2 and Section 8.3, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of cash.

8.2 Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

8.3 Subject to applicable law, the Corporation by notice from time to time to Fairborne or Fairborne ExchangeCo, as

applicable, shall be entitled at any time to redeem all or any part of the Exchangeable Shares held by Fairborne or Fairborne ExchangeCo which were acquired by them pursuant to the Call Rights, the Exchange Rights or the Automatic Exchange Rights (as defined in the Voting and Exchange Trust Agreement) in exchange for the delivery of Units (the "Delivered Units") to or for the account of a holder(s) of Exchangeable Shares. The Exchangeable Shares to be redeemed as set forth in this Section 8.3 shall be acquired by the Corporation in exchange for the issue by the Corporation to Fairborne or Fairborne ExchangeCo, as applicable, of a promissory note in the principal amount equal to the fair market value of the Delivered Units (where the fair market value of the Delivered Units is determined by multiplying the number of Delivered Units by the weighted average trading price of a Unit on the TSX for the ten trading days preceding the date of purchase by Fairborne or Fairborne ExchangeCo, as applicable, of such Delivered Units). All Exchangeable Shares which are redeemed as set forth in this Section 8.3 shall be cancelled by the Corporation.

ARTICLE 9
VOTING RIGHTS

9.1 Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by Fairborne, Fairborne ExchangeCo or any of their respective subsidiaries and other affiliates) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares (other than the Exchangeable Shares held by Fairborne, Fairborne ExchangeCo or any of their respective subsidiaries and other affiliates) at that time are present or represented by proxy; provided that if at any such meeting holders of at least 10% of such outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less

than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by Fairborne, Fairborne ExchangeCo or any of their respective subsidiaries and other affiliates) at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

ARTICLE 11
RECIPROCAL CHANGES, ETC. IN RESPECT OF UNITS

11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that, unless otherwise approved by the Corporation and the holders of Exchangeable Shares, the number of Units for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis if Fairborne:

(a) issues or distributes Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) to the holders of all or substantially all of the then outstanding Units by way of stock distribution or other distribution, other than an issue of Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) to holders of Units who exercise an option to receive distributions in Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) in lieu of receiving cash distributions; or

(b) issues or distributes rights, options or warrants to the holders of all or substantially all of the then outstanding Units entitling them to subscribe for or to purchase Units (or securities exchangeable for or convertible into or carrying rights to acquire Units); or

(c) issues or distributes to the holders of all or substantially all of the then outstanding Units:

(i) securities of Fairborne of any class other than Units (other than securities convertible into or exchangeable for or carrying rights to acquire Units);

(ii) rights, options or warrants other than those referred to in Section 11.1(b) above;

(iii) evidences of indebtedness of Fairborne; or

(iv) assets of Fairborne other than Distributions which result in an adjustment to the Exchange Ratio; or

(d) subdivides, redivides or changes the then outstanding Units into a greater number of Units; or

(e) other than as provided in the Support Agreement, reduces, combines, consolidates or changes the then outstanding Units into a lesser number of Units; or

(f) reclassifies or otherwise changes the Units or effects an amalgamation, merger, reorganization or other transaction affecting the Units.

The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable

Shares given in accordance with Section 10.2 of these share provisions.

ARTICLE 12
ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT AND THE VOTING AND EXCHANGE TRUST AGREEMENT

12.1 The Corporation shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, Fairborne and Fairborne ExchangeCo with all provisions of the Support Agreement and the Voting and Exchange Trust Agreement applicable to the Corporation, Fairborne and Fairborne ExchangeCo, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement and Voting and Exchange Trust Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreements for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b) making such provisions or modifications not inconsistent with such agreements as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications shall not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c) making such changes in or corrections to such agreements which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections shall not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE 13
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange rights thereunder).

13.2 Each holder of an Exchangeable Share, whether of record or

beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Fairborne and Fairborne ExchangeCo, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Fairborne and Fairborne ExchangeCo as therein provided.

13.3 The Corporation, Fairborne, Fairborne ExchangeCo and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, Fairborne, Fairborne ExchangeCo or the Transfer Agent is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash consideration otherwise, if any, payable to the holder, the Corporation, Fairborne, Fairborne ExchangeCo and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, Fairborne, Fairborne ExchangeCo or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, Fairborne, Fairborne ExchangeCo or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 14
NON-RESIDENT HOLDERS

14.1 Notwithstanding anything contained in these share provisions, the obligation of the Corporation, Fairborne or Fairborne ExchangeCo to pay the Retraction Price, Purchase Price, Liquidation Price or Redemption Price, other than in circumstances where the Corporation, Fairborne or Fairborne ExchangeCo elects to pay the Redemption Price in cash, in respect of Exchangeable Shares held by a person whom the Transfer Agent believes is located in the United States or a resident of any foreign country, or is a partnership (other than a "Canadian partnership" within the meaning of the Income Tax Act (Canada)), shall be satisfied by delivering the Units which would have been received by the affected holder to the Transfer Agent who shall sell such Units on the stock exchange on which the Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

ARTICLE 15
SPECIFIED AMOUNT

15.1 The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the Income Tax Act (Canada) shall be an amount equal to the fair market value of

one Unit on the Effective Date.

ARTICLE 16
NO FRACTIONAL ENTITLEMENTS

16.1 Notwithstanding anything contained in these share provisions including, without limitation, Articles 4, 5 or 6, no holder of an Exchangeable Share shall be entitled to and neither the Corporation, Fairborne, Fairborne ExchangeCo nor the Trustee shall deliver fractions of Units. Where the application of the provisions of these share provisions, including, without limitation, Articles 4, 5 and 6 would otherwise result in a holder of Exchangeable Shares receiving a fraction of a Unit, such holder of Exchangeable Shares shall only be entitled to receive the nearest whole number of Units.

ARTICLE 17
NOTICES

17.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

17.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

17.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

SCHEDULE A

RETRACTION REQUEST

To Fairborne Energy Ltd., Fairborne Energy Trust and Fairborne ExchangeCo Ltd.

This notice is given pursuant to Article 4 of the provisions (the "Share Provisions") attaching to the Series A Exchangeable Shares of Fairborne Energy Ltd. represented by the enclosed certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies Fairborne Energy Ltd. that, subject to the Retraction Call Right referred to below, the undersigned desires to have Fairborne Energy Ltd. redeem in accordance with Article 4 of the Share Provisions:

___ ALL SHARE(S) REPRESENTED BY THE ENCLOSED CERTIFICATE; OR

___________ SHARE(S) OF THE SHARES REPRESENTED BY THE ENCLOSED CERTIFICATE.

NOTE: The Retraction Date shall be on the date provided in the Share Provisions.

The undersigned acknowledges the overriding Retraction Call Right of Fairborne Energy Trust and Fairborne ExchangeCo Ltd. to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable Retraction Offer by the undersigned to sell the Retracted Shares to Fairborne Energy Trust and Fairborne ExchangeCo Ltd. in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 4.3 of the Share Provisions. This Retraction Request, and this Retraction Offer to sell the Retracted Shares to Fairborne Energy Trust and Fairborne ExchangeCo Ltd., may be revoked and withdrawn by the undersigned only by notice in writing given to Fairborne Energy Ltd. at any time before the close of business on the Business Day immediately preceding the Retraction Date.

Unless the following box is checked, in the event that neither Fairborne Energy Trust nor Fairborne ExchangeCo Ltd. exercise the Retraction Call Right, the undersigned hereby instructs the Trustee to exercise the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Fairborne Energy Trust or Fairborne ExchangeCo Ltd. to purchase from the undersigned the Exchangeable Shares referred to above:

___ The Undersigned hereby elects to NOT exercise the Exchange Rights in the circumstances described above.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, Fairborne Energy Ltd. is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Fairborne or Fairborne ExchangeCo Ltd. to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to Fairborne Energy Ltd., Fairborne Energy Trust and Fairborne ExchangeCo Ltd. that the undersigned:

(a) is not a non-resident of Canada for the purposes of the Income Tax Act (Canada); or

(b) is a non-resident of Canada for the purposes of the Income Tax Act (Canada) and has delivered a certificate issued by the Canada Revenue Agency pursuant to section 116 of the Income Tax Act (Canada) having a "certificate limit" (as defined therein) of not less than the fair market value of the securities to be received by the undersigned in connection with this Notice (such certificate being herein called the "Certificate"), or if a Certificate has not been delivered, the undersigned has delivered to the Corporation sufficient funds to enable Fairborne Energy Ltd., Fairborne Energy Trust or Fairborne ExchangeCo Ltd., as the case may be, to comply with section 116 of the Income Tax Act (Canada) and remit the required amount to the Receiver General of Canada and the undersigned acknowledges that any such amounts shall be treated for all purposes as having been paid to the undersigned.

The undersigned hereby represents and warrants to Fairborne Energy Ltd., Fairborne Energy Trust and Fairborne ExchangeCo Ltd. that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Fairborne Energy Ltd., Fairborne Energy Trust or Fairborne ExchangeCo Ltd., as the case may be, free and clear of all liens, claims and encumbrances.

The undersigned hereby represents and warrants that the undersigned:

___ is, or

(check one)

___ is not

located in the United States or a resident of any country other than Canada, or is a partnership (other than a "Canadian partnership") within the meaning of the Income Tax Act (Canada). See note (2) below.

____________	____________________________	____________________________
(Date)	(Signature of Shareholder)	(Guarantee of Signature)

___ Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTES:

1. This panel must be completed and the enclosed certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or

purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of Fairborne Energy Ltd. and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

2. Notwithstanding anything contained in the Share Provisions, the obligation of Fairborne Energy Ltd., Fairborne Energy Trust or Fairborne ExchangeCo Ltd. to pay the retraction price other than in circumstances where such amount is paid in cash, in respect of Exchangeable Shares held by a person whom the Transfer Agent believes is located in the United States or resident of any foreign country, or is a partnership (other than a "Canadian partnership" within the meaning of the Income Tax Act (Canada)), shall be satisfied by delivering the Units which would have been received by the affected holder to the Transfer Agent who shall sell such Units on the stock exchange on which the Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

Date: ______________________________

Name of Person in Whose Name Securities
Are to be Registered or Delivered (please print): ____________

Street Address or P.O. Box: ____________________________________

Social Insurance Number: ____________________________________

Signature of Shareholder: ____________________________________

City, Province and Postal Code: ______________________________

Signature Guaranteed by: ____________________________________

NOTE: If this Retraction Request is for less than all of the shares represented by the enclosed certificate, a certificate representing the remaining share(s) of Fairborne Energy Ltd. represented by the enclosed certificate will be issued and registered in the name of the shareholder as it appears on the register of Fairborne Energy Ltd., unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

SCHEDULE "B"

(a) The directors of the corporation may, without authorization of the shareholders:

(i) borrow money on the credit of the Corporation;

(ii) issue, reissue, sell or pledge debt obligations of the Corporation;

(iii) subject to the Business Corporations Act (Alberta), give a guarantee on behalf of the Corporation

(iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

(b) The directors may, by resolution, delegate the powers referred to in subsection (a) hereof to a director, a committee of directors or an officer.

(c) The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

(d) Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal Quebec; or Halifax, Nova Scotia.

Amalgamate Alberta Corporation - Registration Statement

Service Request Number:	7363389
Alberta Corporation Type:	Named Alberta Corporation
Legal Entity Name:	FAIRBORNE ENERGY LTD.
French Equivalent Name:	
Nuans Number:	
Nuans Date:	
French Nuans Number:	
French Nuans Date:	

REGISTERED ADDRESS

Street:	1400, 350 - 7TH AVENUE SW
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3N9

RECORDS ADDRESS

Street:	1400, 350 - 7TH AVENUE SW
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3N9

ADDRESS FOR SERVICE BY MAIL

Post Office Box:
City:
Province:
Postal Code:
Internet Mail ID:

Share Structure:	SEE SCHEDULE "A" ATTACHED HERETO
Share Transfers Restrictions:	NONE
Number of Directors:	
Min Number Of Directors:	3
Max Number Of Directors:	11
Business Restricted To:	NONE
Business Restricted From:	NONE
Other Provisions:	SEE SCHEDULE "B" ATTACHED HERETO

Professional Endorsement Provided:
Future Dating Required:

Registration Date: 2005/06/01

Director

Last Name: WALLS
First Name: RICHARD
Middle Name: A.
Street/Box Number: 30153 RIVER RIDGE DRIVE
City: CALGARY
Province: ALBERTA
Postal Code: T3Z 3L1
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: VANSICKLE
First Name: STEVEN
Middle Name: R.
Street/Box Number: 147 LAKE MEAD CRESCENT SE
City: CALGARY
Province: ALBERTA
Postal Code: T2J 3Z8
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: PHELPS
First Name: MICHAEL
Middle Name: E.J.
Street/Box Number: 1477 - 30TH STREET
City: WEST VANCOUVER
Province: BRITISH COLUMBIA
Postal Code: V7V 4N7
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: NIEUWENBURG
First Name: JOHANNES
Middle Name: J.
Street/Box Number: 12923 CANDLE CRESCENT SW
City: CALGARY
Province: ALBERTA

Postal Code: T2W 5R8
Country:
Resident Canadian: Y
Named On Stat Dec:

Last Name: WIMER
First Name: RODNEY
Middle Name: D.
Street/Box Number: 3243 NW STARVIEW DRIVE
City: BEND
Province: OREGON
Postal Code: 97701
Country:
Resident Canadian:
Named On Stat Dec:

Last Name: HODGINS
First Name: ROBERT
Middle Name:
Street/Box Number: 53 SPRINGLAND MANOR DRIVE
City: CALGARY
Province: ALBERTA
Postal Code: T3Z 3K1
Country:
Resident Canadian: Y
Named On Stat Dec:

Amalgamating Corporation

Corporate Access Number	Legal Entity Name
209685858	FAIRBORNE ENERGY LTD.
2011628274	FAIRBORNE ACQUISITION CORP.

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2005/06/01
Other Rules or Provisions	ELECTRONIC	2005/06/01
Articles/Plan of Arrangement/Court Order	10000804000164165	2005/06/01

Registration Authorized By: MICHAEL D. SANDRELLI
SOLICITOR

82-34836

AR

10000304000164163
209685858

Business Corporations Act
(Alberta)
Sections 193

1. Name of Corporation:	2. Corporate Access Number:
FAIRBORNE ENERGY LTD.	209685858

3. **In accordance with the Order approving the Arrangement, the Articles of the Corporation are amended as follows:**

In accordance with the Order of the Court of Queen's Bench of Alberta dated May 27, 2005 approving an arrangement pursuant to section 193 of the *Business Corporations Act* (Alberta), the Plan of Arrangement, a copy of which is attached hereto as Schedule "A" (which is incorporated into and forms a part hereof), involving Fairborne Energy Ltd. ("Fairborne"), Fairborne Energy Trust, Fairquest Energy Limited, Fairborne Acquisition Corp., Fairborne ExchangeCo Ltd. and the securityholders of Fairborne, is hereby effected.

The Articles of Fairborne Energy Ltd. are amended by the Plan of Arrangement.

C. Steven Cohen	[signature]
Name of Person Authorizing (please print)	Signature
Corporate Secretary	June 1, 2005
Title (please print)	Date

G:\057383\0017\Closing Documents\Articles of Arrangement (Fairborne).DOC

ARTICLES OF ARRANGEMENT

Business Corporations Act
(Alberta)
Sections 193

1. Name of Corporation:	2. Corporate Access Number:
FAIRBORNE ENERGY LTD.	209685858

3. **In accordance with the Order approving the Arrangement, the Articles of the Corporation are amended as follows:**

In accordance with the Order of the Court of Queen's Bench of Alberta dated May 27, 2005 approving an arrangement pursuant to section 193 of the *Business Corporations Act* (Alberta), the Plan of Arrangement, a copy of which is attached hereto as Schedule "A" (which is incorporated into and forms a part hereof), involving Fairborne Energy Ltd. ("Fairborne"), Fairborne Energy Trust, Fairquest Energy Limited, Fairborne Acquisition Corp., Fairborne ExchangeCo Ltd. and the securityholders of Fairborne, is hereby effected.

The Articles of Fairborne Energy Ltd. are amended by the Plan of Arrangement.

C. Steven Cohen	[signature]
Name of Person Authorizing (please print)	Signature
Corporate Secretary	June 1, 2005
Title (please print)	Date

SD.... 4 1 6 3

File #82-34836

Action No. 0501-0620

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, AS AMENDED;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING FAIRBORNE ENERGY LTD., FAIRBORNE ENERGY TRUST, FAIRQUEST ENERGY LIMITED, FAIRBORNE ACQUISITION CORP., FAIRBORNE EXCHANGECO LTD. AND THE SECURITYHOLDERS OF FAIRBORNE ENERGY LTD.

BEFORE THE HONOURABLE JUSTICE C.A. KENT IN CHAMBERS	)))	**AT THE COURT HOUSE, AT CALGARY, ALBERTA, ON FRIDAY, THE 27TH DAY OF MAY, 2005.**

FINAL ORDER

UPON THE APPLICATION of Fairborne Energy Ltd. ("Fairborne") for approval of a proposed arrangement (the "Arrangement") under Section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended ("*ABCA*");

AND UPON READING the Petition of Fairborne, the Affidavits of Robert A. Maitland sworn on April 25, 2005 and on May 27, 2005, and the exhibits referred to in the Affidavits;

AND UPON HEARING counsel for Fairborne;

AND UPON BEING ADVISED that no Notices of Intention to Appear have been filed with respect to this application;

AND UPON BEING ADVISED that the Executive Director of the Alberta Securities Commission has been served with notice of this application and does not intend to appear or make submissions with respect to this application;

AND UPON IT APPEARING that an annual and special meeting (the "Meeting") of Securityholders of Fairborne was called and conducted in accordance with the Interim Order of this Honourable Court dated April 26, 2005 (the "Interim Order"), that the required quorum was present at the Meeting, and that the Securityholders approved the Arrangement in the manner and by the requisite majorities provided for in the Interim Order;

AND UPON IT APPEARING that it is impracticable to effect the transactions contemplated by the Arrangement under any other provision of the *ABCA*;

AND UPON BEING SATISFIED based upon the evidence presented that the terms and conditions of the Arrangement and the procedures relating thereto are fair and reasonable to the Securityholders and that the Arrangement ought to be approved;

AND UPON BEING ADVISED that the approval of the Arrangement by this Court will constitute the basis for a claim to an exemption form the registration and prospectus requirements under Section 3(a)(10) of the *United States Securities Act of 1933* with respect to securities issued under the Arrangement;

IT IS HEREBY ORDERED, DECLARED AND DIRECTED THAT:

1. The Plan of Arrangement proposed by Fairborne, in the form attached as Schedule A to this Order, is hereby approved by this Court under Section 193 of the *ABCA* and will, upon the filing of the Articles of Arrangement under the *ABCA*, become effective in accordance with its terms and be binding on Fairborne, Fairborne Energy Trust, Fairquest Energy Limited, Fairborne Acquisition Corp., Fairborne ExchangeCo Ltd., the Securityholders of Fairborne and all other persons.

2. The terms and conditions of the Arrangement, and the procedures relating thereto, are fair and reasonable to the Securityholders and to other affected parties.

3. The Articles of Arrangement in respect of the Arrangement shall be filed pursuant to Section 193 of the *ABCA* on such date as Fairborne shall determine, provided that such date is not later than June 30, 2005.

4. Service of notice of this application, the notice in respect of the Meeting and the Interim Order is hereby deemed good and sufficient.

5. Service of this Order shall be made on all such persons who appeared on this application, either by counsel or in person, and upon the Executive Director.

J.C.Q.B.A.

ENTERED at Calgary, Alberta,

May ~~27~~ 31, 2005.

V.A. BRANDT

COURT SEAL

Clerk of the Court of Queen's Bench

SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, Alberta R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**AcquisitionCo**" means Fairborne Acquisition Corp., a corporation incorporated under the ABCA and a wholly–owned subsidiary of the Trust;

(c) "**AcquisitionCo Exchangeable Shares**" means the exchangeable shares of AcquisitionCo with the rights, privileges and restrictions as substantially set forth in Schedule D hereto;

(d) "**AcquisitionCo Notes**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule A hereto, issuable by AcquisitionCo under the Arrangement in a principal amount per AcquisitionCo Note initially equal to 91% of the closing price of the Fairborne Common Shares on the Toronto Stock Exchange on the last trading day prior to the Effective Date,

(e) "**AmalgamationCo**" means Fairborne Energy Ltd., the corporation resulting from the amalgamation of Fairborne and AcquisitionCo pursuant to Section 3.1(k);

(f) "**Ancillary Rights**" means: (i) the optional exchange rights granted to the Trustee for the use and benefit of the holders of Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require the Trust to exchange or purchase, as the case may be, or cause ExchangeCo to exchange or purchase, Exchangeable Shares for Trust Units, upon the occurrence of an Insolvency Event (as defined in the Voting and Exchange Trust Agreement), or upon a Call Right (as defined in the Voting and Exchange Trust Agreement) being exercisable and the Trust and AmalgamationCo electing not to exercise such Call Right; (ii) the Automatic Redemption Rights (as defined in the Voting and Exchange Trust Agreement); and (iii) the Special Voting Right (as defined in the Trust Indenture);

(g) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(h) "**Arrangement Agreement**" means the arrangement agreement dated as of April 25, 2005 between Fairborne, AcquisitionCo, Fairquest, ExchangeCo and the Trust with respect to the Arrangement, and all amendments thereto;

(i) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(j) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the Province of Alberta, for the transaction of banking business;

(k) "**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement;

(l) "**Class B Preferred Share Note**" means the unsecured promissory note issued by Fairborne to Fairquest in satisfaction of the redemption of all of the Class B Preferred Shares;

(m) "**Class B Preferred Shares**" means the Class B Preferred Shares of Fairborne with the rights, privileges and restrictions as substantially set forth in Schedule C hereto;

(n) "**Class B Preferred Share Stated Capital**" shall have the meaning ascribed thereto in Section 3.1(c)(ii);

(o) "**Court**" means the Court of Queen's Bench of Alberta;

(p) "**Depositary**" means Computershare Trust Company of Canada, or such other trust company as may be designated by Fairborne;

(q) "**Dissent Rights**" means the right of a Fairborne Shareholder and Fairborne Optionholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

(r) "**Dissenting Optionholders**" means registered Fairborne Optionholders who validly exercise the rights of dissent provided to them under the Interim Order;

(s) "**Dissenting Securityholders**" means Dissenting Optionholders and Dissenting Shareholders, collectively;

(t) "**Dissenting Shareholders**" means registered Fairborne Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

(u) "**Effective Date**" means the date on which the Arrangement is effective under the ABCA;

(v) "**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(w) "**Election Deadline**" means 4:30 p.m. (Calgary time) on May 20, 2005 or, if the Meeting is adjourned, such time on the third Business Day immediately prior to the date of such adjourned Meeting;

(x) "**Eligible Holder**" means a Fairborne Shareholder that is not a Non-Resident Shareholder or a Tax-Exempt Shareholder;

(y) "**Exchangeable Share Maximum**" means the maximum number of AcquisitionCo Exchangeable Shares and Exchangeable Shares issuable pursuant to the Arrangement, not to exceed 8,000,000 AcquisitionCo Exchangeable Shares or Exchangeable Shares, as the case may be, as determined by the board of directors of Fairborne prior to the Effective Time;

(z) "**Exchangeable Shares**" means the exchangeable shares of AmalgamationCo with the rights, privileges and restrictions as substantially set forth in Schedule D hereto;

(aa) **"ExchangeCo"** means Fairborne ExchangeCo Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust;

(bb) **"Fairborne"** means Fairborne Energy Ltd., a corporation incorporated under the ABCA;

(cc) **"Fairborne Arrangement Resolution"** means the special resolution in respect of, among other things, the Arrangement in substantially the form attached as Appendix B to the Information Circular to be voted upon by Fairborne Shareholders and Optionholders at the Meeting;

(dd) **"Fairborne Common Shares"** means common shares of Fairborne;

(ee) **"Fairborne New Common Share"** means a Class A common share of Fairborne issued under Section 3.1(c), with the rights, privileges and restrictions as substantially set forth in Schedule B hereto;

(ff) **"Fairborne Options"** means the outstanding stock options, whether or not vested, to acquire Fairborne Common Shares and **"Fairborne Optionholders"** means the holders from time to time of Fairborne Options;

(gg) **"Fairborne Shareholder"** means a holder of Fairborne Common Shares or Fairborne New Common Shares, as the context requires;

(hh) **"Fairquest"** means Fairquest Energy Ltd., a corporation incorporated under the ABCA;

(ii) **"Fairquest Assets"** means the assets transferred to Fairquest pursuant to the Arrangement;

(jj) **"Fairquest Common Shares"** means the common shares of Fairquest;

(kk) **"Fairquest Conveyance"** means the transactions whereby Fairborne and other entities under Fairborne's control will convey the Fairquest Assets to Fairquest in consideration for the Fairquest Note and $10 million;

(ll) **"Fairquest Note"** means the unsecured promissory note issued by Fairquest to Fairborne in partial satisfaction of the purchase price under the Fairquest Conveyance;

(mm) **"Final Order"** means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(nn) **"Information Circular"** means the information circular and proxy statement to be prepared by Fairborne and forwarded as part of the proxy solicitation materials to holders of Fairborne Common Shares and Fairborne Options in respect of the Meeting;

(oo) **"Interim Order"** means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(pp) **"Letter of Transmittal"** means either of the Letter of Transmittals enclosed with the Information Circular pursuant to which Fairborne Shareholders are required to deliver certificates representing Fairborne Common Shares;

(qq) **"Meeting"** means the special meeting of Fairborne Shareholders and Fairborne Optionholders to be held on May 26, 2005 and any adjournments thereof to consider and vote on the Fairborne Arrangement Resolution;

(rr) **"Non-Resident Shareholder"** means a Fairborne Shareholder that is: (i) a Person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

(ss) **"Note Indenture"** means the note indenture to be made among Fairborne, AcquisitionCo and the Note Trustee governing the issuance of the AcquisitionCo Notes;

(tt) **"Note Trustee"** means Computershare Trust Company of Canada;

(uu) **"Person"** means any individual, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

(vv) **"Registrar"** means the Registrar appointed under section 263 of the ABCA;

(ww) **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c.1. (5th Supp), as amended, including the regulation promulgated thereunder;

(xx) **"Tax-Exempt Shareholder"** means a Fairborne Shareholder that is exempt from tax under Part I of the Tax Act;

(yy) **"Trust"** means Fairborne Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

(zz) **"Trustee"** means Computershare Trust Company of Canada, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

(aaa) **"Trust Indenture"** means the trust indenture dated as of April 20, 2005 between the Trustee and Fairborne, as amended from time to time;

(bbb) **"Trust Unit"** or **"Unit"** means a unit of the Trust; and

(ccc) **"Voting and Exchange Trust Agreement"** means the voting and exchange trust agreement to be entered into on the Effective Date.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 The following schedules to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement:

Schedule A – Terms of AcquisitionCo Notes
Schedule B – Fairborne New Common Share Provisions
Schedule C – Class B Preferred Share Provisions
Schedule D – Terms of the Exchangeable Shares

1.6 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Fairborne Shareholders; (ii) the Fairborne Optionholders; (iii) Fairborne; (iv) the Trust; (v) Fairquest; and (vi) AcquisitionCo.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1 The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) the Fairborne Common Shares and Fairborne Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to AcquisitionCo and cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Fairborne other than the right to be paid the fair value of their Fairborne Common Shares and Fairborne Options by AcquisitionCo;

(b) the deficit of Fairborne, if any, shall be eliminated by a reduction, without payment, of the stated capital of the Fairborne Common Shares in the amount of such deficit;

(c) the Fairborne New Common Shares and the Class B Preferred Shares shall be created as new classes of shares of Fairborne and each Fairborne Common Share will be exchanged and cancelled pursuant to a reorganization of the capital of Fairborne for one (1) Fairborne New Common Share and one (1) Class B Preferred Share and the stated capital of each:

(i) Fairborne New Common Share shall be set at the paid-up capital of each Fairborne Common Share exchanged less the Class B Preferred Share Stated Capital;

(ii) Class B Preferred Shares shall initially be set at $0.703, subject to adjustment based upon the number of Fairborne Common Shares outstanding immediately prior to the Effective Time (the "Class B Preferred Share Stated Capital");

(d) subject to Sections 3.2 and 3.3 of this Plan of Arrangement, each Fairborne New Common Share held by Eligible Holders will be transferred to AcquisitionCo in accordance with the election or deemed election of the holder of such Fairborne New Common Shares and in consideration therefor such holder shall receive in aggregate one (1.0) Trust Unit or one (1.0) AcquisitionCo Exchangeable Share (together with the Ancillary Rights);

(e) each Fairborne New Common Share held by Shareholders that are not Eligible Holders will be transferred to AcquisitionCo and in consideration therefor such holder shall receive in aggregate one (1.0) Trust Unit;

(f) AcquisitionCo will issue one (1) AcquisitionCo Note to the Trust for each Trust Unit issued pursuant to Sections 3.1(d) and (e);

(g) each Class B Preferred Share will be transferred to Fairquest in exchange for 0.333 of a Fairquest Common Share;

(h) the Fairquest Conveyance shall become effective and Fairquest shall deliver the Fairquest Note and pay $10 million to Fairborne in satisfaction of the purchase price;

(i) Fairborne shall redeem all of the Class B Preferred Shares held by Fairquest in consideration of the Class B Preferred Share Note;

(j) Fairborne shall transfer the Fairquest Note to Fairquest and Fairquest shall transfer the Class B Preferred Share Note to Fairborne and the Fairquest Note and Class B Preferred Share Note shall set-off against each other and be cancelled;

(k) Fairborne and AcquisitionCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

  (i) the stated capital of the Fairborne New Common Shares shall be reduced, without payment, to $1.00 in aggregate immediately prior to the amalgamation;

  (ii) the articles of AmalgamationCo shall be the same as the articles of AcquisitionCo except that authorized capital of AmalgamationCo shall consist of an unlimited number of common shares, an unlimited number of exchangeable shares with the rights, privileges and restrictions as substantially set forth in Schedule D, issuable in series, and the name of AmalgamationCo shall be "Fairborne Energy Ltd.";

  (iii) all of the shares of Fairborne which are owned by AcquisitionCo shall be cancelled without any repayment of capital;

  (iv) the shares of AcquisitionCo shall be cancelled and the following shares of AmalgamationCo shall be issued:

    (A) one hundred (100) common shares of AmalgamationCo shall be issued to the Trust; and

    (B) one (1.0) Exchangeable Share shall be issued for each issued and outstanding AcquisitionCo Exchangeable Share;

  (v) for greater certainty, the AcquisitionCo Notes of AcquisitionCo shall survive and continue to be AcquisitionCo Notes of AmalgamationCo without amendment;

  (vi) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

  (vii) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

  (viii) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(ix) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(x) a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against AmalgamationCo:

(xi) the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(xii) the by-laws of AmalgamationCo shall be the by-laws of AcquisitionCo;

(xiii) the first directors of AmalgamationCo shall be the directors of AcquisitionCo;

(xiv) the first officers of AmalgamationCo shall be the officers of AcquisitionCo; and

(xv) the registered office of AmalgamationCo shall be the registered office of AcquisitionCo;

(l) each Fairborne Option (whether vested or unvested) shall cease to represent the right to acquire Fairborne Common Shares (or other securities pursuant to the terms thereof) and each Fairborne Option shall only entitle the holder to acquire one (1.0) Trust Unit for each Fairborne Common Share which the holder was previously entitled to acquire under the Fairborne Option at a price per Trust Unit equal to the existing exercise price less an amount equal to the Class B Preferred Share Stated Capital; and

(m) the stated capital account of the Fairquest Common Shares shall be reduced, without payment, by the amount of the deficit as shown on the balance sheet of Fairquest as at the Effective Date.

3.2 Subject to Section 3.3, with respect to the election required to be made by an Eligible Holder pursuant to Section 3.1(d):

(a) each of such holders of Fairborne New Common Shares shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal indicating such holder's election, together with certificates representing such holder's Fairborne Common Shares; and

(b) any holder of Fairborne New Common Shares who does not deposit with the Depositary a duly completed Letter of Transmittal prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.2(a) and the Letter of Transmittal or to elect to exchange Fairborne New Common Shares as contemplated by Section 3.1(d), shall be deemed to have elected to receive only Trust Units for each such holder's former Fairborne New Common Shares.

3.3 For greater certainty, with respect to any election required to be made by an Eligible Holder pursuant to Section 3.1(d), such holder may elect to receive either Trust Units or AcquisitionCo Exchangeable Shares (together with Ancillary Rights) or a combination thereof in exchange for the aggregate number of Fairborne New Common Shares in respect of which such an election is made provided, however, each individual Fairborne New Common Share may only be exchanged for either Trust Units or AcquisitionCo Exchangeable Shares (together with Ancillary Rights). In the event that the aggregate number of AcquisitionCo Exchangeable Shares that would, but for this Section 3.3, be issued to holders of Fairborne New Common Shares pursuant to Section 3.1(d), exceed the Exchangeable Share Maximum, then the number of AcquisitionCo Exchangeable Shares to be issued to any holder, subject to rounding, shall be determined by multiplying the total number of AcquisitionCo Exchangeable Shares otherwise issuable to such holder by a fraction, the numerator of which is the Exchangeable Share Maximum and the denominator of which is the aggregate number of AcquisitionCo Exchangeable Shares otherwise issuable

to all holders rounded to six digits; and a number of Trust Units will be issued to such holder as is necessary to ensure that the number of AcquisitionCo Exchangeable Shares and Trust Units issued for Fairborne New Common Shares of such holder, as applicable, is equal to the number of such Fairborne New Common Shares.

3.4 With respect to each holder of Fairborne Common Shares and Fairborne Options (other than Dissenting Securityholders), as the case may be, at the Effective Time:

(a) upon the exchange of Fairborne Common Shares for Fairborne New Common Shares and Class B Preferred Shares pursuant to Section 3.1(c):

(i) such former holder of Fairborne Common Shares shall be added to the register of holders of Fairborne New Common Shares and the name of such holder shall be removed from the register of holders of Fairborne Common Shares as it relates to the Fairborne Common Shares so exchanged; and

(ii) such former holder of Fairborne Common Shares shall be added to the register of holders of Class B Preferred Shares;

(b) upon the exchange of Fairborne New Common Shares for Trust Units, AcquisitionCo Exchangeable Shares (together with the Ancillary Rights) or a combination thereof pursuant to Section 3.1(d), subject to Section 3.3:

(i) such holder shall cease to be a holder of the Fairborne New Common Shares so exchanged and the name of such holder shall be removed from the registers of holders of Fairborne New Common Shares as they relate to the Fairborne New Common Shares so exchanged;

(ii) AcquisitionCo shall become the holder of the Fairborne New Common Shares so exchanged and shall be added to the registers of holders of Fairborne New Common Shares;

(iii) AcquisitionCo shall allot and issue to such holder the number of AcquisitionCo Exchangeable Shares (together with the Ancillary Rights) issuable to such holder on the basis set forth in Section 3.1(d) and the name of such holder shall be added to the register of holders of AcquisitionCo Exchangeable Shares; and

(iv) the Trust shall allot to such holder the number of Trust Units issuable to such holder on the basis set forth in Section 3.1(d);

(c) upon the exchange of Fairborne New Common Shares for Trust Units pursuant to Section 3.1(e):

(i) such holder shall cease to be a holder of the Fairborne New Common Shares so exchanged and the name of such holder shall be removed from the registers of holders of Fairborne New Common Shares as they relate to the Fairborne New Common Shares so exchanged;

(ii) AcquisitionCo shall become the holder of the Fairborne New Common Shares so exchanged and shall be added to the registers of holders of Fairborne New Common Shares; and

(iii) the Trust shall allot to such holder the number of Trust Units issuable to such holder on the basis set forth in Section 3.1(e);

(d) upon the issuance of AcquisitionCo Notes for Trust Units pursuant to Section 3.1(f):

(i) the Trust shall become the holder of the AcquisitionCo Notes on the basis set forth in Section 3.1(f) and shall be added to the register of holders of AcquisitionCo Notes as it relates to the AcquisitionCo Notes so issued; and

(ii) the Trust shall issue to the holders entitled to such Trust Units pursuant to Sections 3.1(d) and (e) the number of Trust Units issuable to such holders on the basis set forth in Sections 3.1(d) and (e) and the names of such holders shall be added to the register of holders of Trust Units;

(e) upon the exchange of Class B Preferred Shares for Fairquest Common Shares pursuant to Section 3.1(g):

(i) such holder shall cease to be a holder of the Class B Preferred Shares so exchanged and the name of such holder shall be removed from the register of holders of Class B Preferred Shares as it relates to the Class B Preferred Shares so exchanged;

(ii) Fairquest shall become the holder of the Class B Preferred Shares so exchanged and shall be added to the register of holders of Class B Preferred Shares; and

(iii) Fairquest shall allot and issue to such holder the number of Fairquest Common Shares issuable to such holder on the basis set forth in Section 3.1(g) and the name of such holder shall be added to the register of holders of Fairquest Common Shares;

(f) upon the amalgamation of Fairborne and AcquisitionCo pursuant to Section 3.1(k) AmalgamationCo shall allot and issue to the former holders of AcquisitionCo Exchangeable Shares one (1) Exchangeable Share for each AcquisitionCo Exchangeable Share previously held; and

(g) each Fairborne Option shall be and be deemed to have been amended to entitle the holder only to acquire Trust Units on the basis set forth in Section 3.1(l) hereof and such Fairborne Option shall cease to entitle the holder to acquire any Fairborne Common Shares.

3.5 An Eligible Holder who elects, in whole or in part, to receive AcquisitionCo Exchangeable Shares (and Ancillary Rights) in exchange for Fairborne New Common Shares shall be entitled to make an income tax election, pursuant to subsection 85(1) or 85(2) of the Tax Act as applicable (and the analogous provisions of provincial income tax law) with respect to the exchange by such holder of Fairborne New Common Shares for AcquisitionCo Exchangeable Shares (and Ancillary Rights) by providing two signed copies of the necessary election forms to AmalgamationCo within 120 days following the Effective Date, duly completed with the details of the number of Fairborne New Common Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, the election forms will be signed and returned to such former holders of Fairborne Common Shares within 60 days after the receipt thereof by AmalgamationCo for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). AmalgamationCo will not be responsible for the proper completion and filing of any election form and, except for the obligation of AmalgamationCo to so sign and return election forms which are received by AmalgamationCo within 120 days of the Effective Date, AmalgamationCo will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of Common Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, AmalgamationCo may choose to sign and return an election form received by it more than 120 days following the Effective Date, but AmalgamationCo will have no obligation to do so.

ARTICLE 4
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1 From and after the Effective Time, certificates formerly representing Fairborne Common Shares under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled

under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Fairborne Common Shares represented by such certificates.

4.2 From and after the Effective Time, the option agreements providing for the Fairborne Options shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Optionholders, other than those Dissenting Optionholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Fairborne Options represented by such option agreements.

4.3 AmalgamationCo and Fairquest shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Fairborne Common Shares of a duly completed Letter of Transmittal and the certificates representing such Fairborne Common Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Trust Units, Exchangeable Shares and/or Fairquest Common Shares issued to such holder under the Arrangement.

4.4 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Fairborne Common Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Trust, AmalgamationCo and Fairquest and their respective transfer agents, which bond is in form and substance satisfactory to each of the Trust, AmalgamationCo and Fairquest and their respective transfer agents, or shall otherwise indemnify the Trust, AmalgamationCo and Fairquest and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5 All distributions made with respect to any Trust Units allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate, or be used for payment of all applicable taxes. Subject to Section 4.6, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

4.6 Any certificate formerly representing Fairborne Common Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Fairborne Common Shares to receive certificates representing: (i) Trust Units (or any distributions thereon) or (ii) or Fairquest Common Shares. In such case, such Trust Units shall be returned to the Trust for cancellation, any distributions in respect thereof and any interest thereon shall be delivered to the Trust and any such Fairquest Common Shares shall be returned to Fairquest for cancellation.

4.7 No certificates representing fractional Trust Units, Exchangeable Shares or Fairquest Common Shares shall be issued pursuant to the Plan of Arrangement. In lieu of any fractional Trust Unit, Exchangeable Shares

or Fairquest Common Share, each registered holder of Fairborne Common Shares otherwise entitled to a fractional interest in a Trust Unit, Exchangeable Share or Fairquest Common Share will receive the nearest whole number of Trust Units, Exchangeable Shares or Fairquest Common Shares, as the case may be.

ARTICLE 5
DISSENTING SECURITYHOLDERS

5.1 Each registered holder of Fairborne Common Shares and Fairborne Options shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Fairborne Common Shares or Fairborne Options, as the case may be, and shall only be entitled to be paid the fair value of the holder's Fairborne Common Shares or Fairborne Options, as applicable. A Dissenting Securityholder who is paid the fair value of the holder's Fairborne Common Shares or Fairborne Options, as applicable, shall be deemed to have transferred the holder's Fairborne Common Shares or Fairborne Options to AcquisitionCo for cancellation at the Effective Time, notwithstanding the provisions of section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Fairborne Common Shares or Fairborne Options shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Fairborne Common Shares or Fairborne Options, notwithstanding the provisions of section 191 of the ABCA. The fair value of the Fairborne Common Shares or Fairborne Options, as the case may be, shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Fairborne Common Shares and Fairborne Options at the Meeting or, if not the same day, the day the last approval is obtained; but in no event shall Fairborne, AcquisitionCo, AmalgamationCo or Fairquest be required to recognize such Dissenting Securityholder as shareholders or optionholders of Fairborne, AcquisitionCo, AmalgamationCo or Fairquest after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders or optionholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 6
AMENDMENTS

6.1 Fairborne may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to holders of Fairborne Common Shares and Fairborne Options, if and as required by the Court.

6.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Fairborne at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Fairborne may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court.

6.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the Trust, AmalgamationCo and Fairquest, provided that it concerns a matter which, in the reasonable opinion of the Trust, AmalgamationCo and Fairquest, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Trust, AmalgamationCo, Fairquest or any former holder of Fairborne Common Shares or Fairborne Options.

SCHEDULE A
TERMS OF ACQUISITIONCO NOTES

1. Issuance

Under the Arrangement, AcquisitionCo shall create and issue the AcquisitionCo Notes (the "Notes") on the Effective Date.

2. Global Note Certificate

Pursuant to the Plan of Arrangement, Notes will be issued to the Trust.

3. Unsecured Notes and Interest

The Notes are repayable on demand, unsecured and bear interest at 11.2% per annum, which may be adjusted from time to time in the circumstances provided in the Note. Interest is payable for each month during the term, on the 10th day of the month following such month, or the next Business Day if such day is not a Business Day. The first interest payment is due on July 11, 2005 for the period commencing on the Effective Date and ending on June 30, 2005. The Notes will rank *pari passu* with all other unsecured indebtedness of AcquisitionCo, but subordinate to all secured debt.

4. Maturity Payment

Payable on the earlier of: (i) the date repayment is demanded; and (ii) December 31, 2035, subject to extension in the limited circumstances.

5. Subordination

AcquisitionCo may prepay all or any portion of the Notes and in that case AcquisitionCo shall pay any accrued and unpaid interest on the Notes to be prepaid to the date of prepayment. However, the payment of the principal of, any interest on, and all other indebtedness, obligations and liabilities evidenced by each and all of the Notes and all other obligations of AcquisitionCo under the Notes (other than ordinary and regularly scheduled fees and out-of-pocket expenses of the Trustee) are expressly subordinated, in right of payment to the prior indefeasible payment in full and in cash of all Senior Debt outstanding or incurred; except that AcquisitionCo is not precluded from paying principal and regularly scheduled interest on the Notes as long as at the relevant interest payment date and immediately after the making of such payment no Senior Debt Default has occurred and is continuing.

For these purposes, "Senior Debt" means (a) all indebtedness, obligations and liabilities of AcquisitionCo in respect of Borrowed Money (as defined in the Notes) excluding (i) the indebtedness, obligations or liability created under or evidenced by the Notes; and (ii) any indebtedness that by its terms or by the terms of the instrument evidencing or creating it ranks or in respect of which the holders thereof have agreed that it shall rank *pari passu* with or subordinate to the Notes; and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of AcquisitionCo other than indebtedness obligations and liabilities to the holders of Note and "Senior Debt Default" means and includes: (i) any event of default under any Senior Debt; and (ii) any demand for repayment of any Senior Debt which is due and payable on demand.

SCHEDULE B
CLASS A COMMON SHARE PROVISIONS

The unlimited number of Class A common shares ("Class A Common Shares") of Fairborne Energy Ltd. (the "Corporation") shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Stated Capital

   The initial stated capital of each Class A Common Share shall be set at paid-up capital of each Fairborne Common Share less the Class B Preferred Share Stated Capital;

2. Notice and Voting

   The holders of Class A Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Class A Common Shares as such);

3. Dividends

   The holders of Class A Common Shares shall be entitled to receive dividends as and when declared by Board of Directors of the Corporation on the Class A Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Class A Common Shares in respect of dividends, and provided that the payment of any such dividends does not reduce the value of Class B preferred shares of the Corporation below the Redemption Price (as defined in the rights, privileges, restrictions and conditions attaching to the Class B preferred shares) thereof; and

4. Liquidation

   The holders of Class A Common Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to the Class B Shares, to share rateably, together with the holders of Fairborne Common Shares and of shares of any other class of shares of the Corporation ranking equally with the Class A Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

SCHEDULE C
CLASS B PREFERRED SHARE PROVISIONS

The unlimited number of Class B preferred shares ("Class B Shares") of Fairborne Energy Ltd. (the "Corporation") shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Stated Capital

The stated capital of the Class B Shares shall initially be set at $0.703, subject to adjustment based upon the number of Fairborne Common Shares outstanding immediately prior to the Effective Time (the "Class B Preferred Share Stated Value").

2. Notice and Voting

The holders of the Class B Shares shall be entitled to receive notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Class B Shares as such).

3. Dividends

The holders of Class B Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Class B Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Class B Shares in respect of dividends.

4. Liquidation

The holders of Class B Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Class B Shares in respect of return of capital on dissolution, to receive, in respect of return of capital on dissolution, a priority return per Class B Share equal to the Redemption Price.

5. Redemption

5.1 Subject to applicable law, the Corporation shall have the right to redeem, at any time all, or from time to time any part of, the then outstanding Class B Shares at a price per share equal to Class B Preferred Share Stated Value (the "Redemption Value"), together with all accrued and unpaid dividends thereon up to the date fixed for redemption (the whole amount being herein referred to as the "Redemption Price").

5.2 In case only a part of the then outstanding Class B Shares is at any time to be redeemed, the shares so to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Class B Shares or in such other manner as the board of directors of the Corporation deems reasonable.

5.3 On any redemption of Class B Shares under this Section 5, the Corporation shall, subject to the unanimous waiver of notice by the registered holders thereof or if otherwise provided pursuant to a plan of arrangement ("Arrangement") pursuant to the *Business Corporations Act* (Alberta), give at least 21 days before the date fixed for redemption (the "Redemption Date"), a notice in writing of the intention of the Corporation to redeem Class B Shares (the "Redemption Notice") to each person who at the date of giving of such notice is a registered holder of Class B Shares to be redeemed. The Redemption Notice shall set out the calculation of the Redemption Price, the Redemption Date and, unless all the Class B Shares held by the holder to whom it is addressed are to be redeemed, the number of such shares so held which are to

be redeemed. If the redemption is pursuant to an Arrangement, no Redemption Notice shall be required and such redemption shall be pursuant to the terms of such Arrangement.

5.4 The Redemption Price (less any tax required to be withheld by the Corporation) shall be paid either: (i) in cash, by cheque payable in lawful money of Canada at par at any branch in Alberta of the Corporation's bankers for the time being; (ii) by way of a promissory note; or (iii) by such other reasonable means as the Corporation deems desirable. The mailing of such cheque or promissory note from the Corporation's registered office, or the payment by such other reasonable means as the Corporation deems desirable, on or before the Redemption Date shall be deemed to be payment of the Redemption Price represented thereby on the Redemption Date unless the cheque or note is not paid upon presentation or payment by such other means is not received. Notwithstanding the foregoing, the Corporation shall be entitled to require at any time, and from time to time, that the Redemption Price be paid to holders of Class B Shares only upon presentation and surrender at the registered office of the Corporation or at any other place or places in Alberta designated by the Redemption Notice of the certificate or certificates for such Class B Shares to be redeemed.

5.5 If a part only of the Class B Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

5.6 At any time after the Redemption Notice is given, the Corporation shall have the right to deposit the Redemption Price of any or all Class B Shares to be redeemed with any chartered bank or banks or with any trust company or trust companies in Alberta named for such purpose in the Redemption Notice to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made or upon the Redemption Date, whichever is later, the shares in respect of which such deposit has been made shall be and be deemed to be redeemed and the rights of the holders of such shares shall be limited to receiving, without interest, the proportion of the amount so deposited applicable to their respective shares. Any interest allowed on such deposit or deposits shall accrue to the Corporation.

5.7 From and after the Redemption Date, the Class B Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be duly made by the Corporation, in which event the rights of such holders shall remain unaffected until the Redemption Price has been paid in full.

5.8 Class B Shares which are redeemed or deemed to be redeemed in accordance with this Section 5 shall, subject to applicable law, be and be deemed to be returned to the authorized but unissued capital of the Corporation.

6. Retraction

6.1 A holder of Class B Shares shall have the right, at his option, at any time or times, to require the Corporation to redeem at a price per share equal to the Redemption Value thereof, together with all accrued and unpaid dividends thereof up to the Retraction Date (as hereinafter defined) (the whole amount being herein referred to as the "Retraction Price"), all or any of such shares which are registered in such holder's name on the books of the Corporation. Such right shall be exercised by the registered holder delivering to the Corporation at its registered office:

(a) a notice in writing executed by such holder (the "Retraction Notice") specifying:

(i) the number of Class B Shares which such holder wishes to have redeemed by the Corporation; and

(ii) the business day on which such holder wishes to have the Corporation redeem such shares (the "Retraction Date"), which day shall not be less than 21 days from the date the Retraction Notice is received by the Corporation; and

(b) a share certificate or certificates representing such shares, duly endorsed, which such holder wishes to have the Corporation redeem.

6.2 Upon receipt of the documents set out in Section 6.1, the Corporation shall, on the Retraction Date, pay the Retraction Price for each Class B Share to be redeemed (less any tax required to be withheld by the Corporation). Such payment shall be made either: (i) in cash, by cheque payable in lawful money of Canada at par at any branch in Alberta of the Corporation's bankers for the time being; or (ii) by way of a promissory note. Such shares shall be redeemed on the Retraction Date, and from and after the Retraction Date, the holder of such shares being redeemed shall cease to be entitled to dividends, and shall not be entitled to exercise any rights in respect thereof, unless payment of the Retraction Price is not made on the Retraction Date, in which event the rights of such holders shall remain unaffected until the Retraction Price has been paid in full.

6.3 Class B Shares which are retracted or deemed to be retracted in accordance with this Section 6 shall, subject to applicable law, be and be deemed to be returned to the authorized but unissued capital of the Corporation.

SCHEDULE D
EXCHANGEABLE SHARE PROVISIONS

Fairborne Acquisition Corp. (the "Corporation") is authorized to issue an unlimited number of Exchangeable Shares, issuable in series. The Exchangeable Shares, as a class, shall have the following rights, privileges, restrictions and conditions:

Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the *Business Corporations Act* (Alberta) (the "Act"), the Board of Directors may at any time and from time to time issue the Exchangeable Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors. Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Exchangeable Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution, as defined below; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

Liquidation

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"), holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of Exchangeable Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

Dividends

The holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Exchangeable Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

SERIES A EXCHANGEABLE SHARES

The Corporation is authorized to issue an unlimited number of Series A Exchangeable Shares. The Series A Exchangeable Shares, as a series, shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1
INTERPRETATION

1.1 For the purposes of these share provisions:

"**Act**" means the *Business Corporations Act* (Alberta), as amended;

"**affiliate**" has the meaning given to that term in the Securities Act;

"**Annual Redemption**" has the meaning given to that term in Section 5.1(d) of these share provisions;

"**Annual Redemption Date**" means any date that is within the first 90 days of any calendar year commencing in 2006;

"**Automatic Redemption**" has the meaning given to that term in Section 5.1(a) of these share provisions;

"**Automatic Redemption Date**" means the date that is the tenth anniversary of the Effective Date, subject to extension to such other later date that the Board of Directors may determine in its sole discretion;

"**Board of Directors**" means the Board of Directors of the Corporation;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Notice**" has the meaning given to that term in Section 4.3 of these share provisions;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Corporation**" means Fairborne Acquisition Corp., a corporation incorporated under the Act, and where the context requires, its successors (including Fairborne Energy Ltd., the corporation resulting from the amalgamation of the Corporation and Fairborne Energy Ltd.);

"**Cumulative Dividend Amount Exchange Ratio**", at any time, shall equal the Exchange Ratio at such time less one;

"**Current Market Price**" means, in respect of a Unit on any date, the weighted average trading price of a Unit on the TSX for the 5 trading days preceding that date, or, if the Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Units for that period does not result in a weighted average trading price which reflects the fair market value of a Unit, then the Current Market Price of a Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable five trading days by (b) the total number of Units sold on such stock exchange or system during such period;

"**De Minimus Redemption**" has the meaning given to that term in Section 5.1(c) of these share provisions;

"**De Minimus Redemption Date**" has the meaning given to that term in Section 5.1(c) of these share provisions;

"**Distribution**" means a distribution paid by Fairborne in respect of the Units, expressed as an amount per Unit, and, for greater certainty, does not include a distribution of additional Units pursuant to Sections 5.5 or 5.9 of the Trust Indenture;

"**Distribution Payment Date**" means a date on which a Distribution is paid to Unitholders, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day);

"**Distribution Record Date**" means the day on which Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each month;

"**Dividend Record Date**" has the meaning given to that term in Section 3.3 of these share provisions;

"**Effective Date**" means June 1, 2005 or such other date as may be designated by the Board of Directors;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000, as at the Effective Date, and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution; and (b) decreasing the Exchange Ratio on each Dividend Record Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that Dividend Record Date, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date;

"**Exchange Rights**" has the meaning given to that term in the Voting and Exchange Trust Agreement;

"**Exchangeable Shares**" mean the Series A non-voting exchangeable shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

"**Fairborne ExchangeCo**" means Fairborne ExchangeCo Ltd., a corporation incorporated under the Act;

"**Fairborne**" means the Fairborne Energy Trust, a trust established under the laws of Alberta;

"**Governmental Entity**" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**holder**" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

"**LCR Exercising Party**" has the meaning given to that term in Section 6.5 of these share provisions;

"**Liquidation Amount**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Liquidation Call Right**" has the meaning ascribed thereto in Section 6.5 of these share provisions;

"**Liquidation Date**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Liquidation Offer**" has the meaning given to that term in Section 6.5 of these share provisions;

"**Optional Redemption**" has the meaning given to that term in Section 5.1(b) of these share provisions;

"**Optional Redemption Date**" means any date that is after the first anniversary of the Effective Date;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Promissory Note**" means the promissory note of the Corporation in favour of Fairborne dated the Effective Date;

"**Purchase Price**" has the meaning given to that term in Section 4.3 of these share provisions;

"**RCR Exercising Party**", for the purpose of Article 4 of these share provisions, has the meaning given to the term in Section 4.3 of these share provisions and, for the purpose of Article 5 of these share provisions, has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Call Right**" has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Date**" means any of the Automatic Redemption Date, the Optional Redemption Date, the De Minimus Redemption Date or the Annual Redemption Date, as the context requires;

"**Redemption Offer**" has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Price**" means a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price of a Unit on the last Business Day prior to such Redemption Date;

"**Regulation S**" means Regulation S under the U.S. Securities Act;

"**Retracted Shares**" has the meaning given to that term in Section 4.1(a) of these share provisions;

"**Retraction Call Right**" has the meaning given to that term in Section 4.1(b) of these share provisions;

"**Retraction Date**" means the date that is three Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares; provided that if such Retraction Date would occur on any day between a particular Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date, then the Retraction Date shall instead be the same date as such Distribution Payment Date; and further provided that the Corporation may in its sole discretion abridge such period to a shorter time if so requested by a holder of Exchangeable Shares;

"**Retraction Offer**" has the meaning given to that term in Section 4.1(b) of these share provisions;

"**Retraction Price**" has the meaning given to that term in Section 4.1 of these share provisions;

"**Retraction Request**" has the meaning given to that term in Section 4.1 of these share provisions;

"**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

"**Support Agreement**" means the agreement made among Fairborne, Fairborne ExchangeCo and the Corporation dated as of the Effective Date;

"**TSX**" means the Toronto Stock Exchange;

"**Transfer Agent**" means Computershare Trust Company of Canada or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

"**Trustee**" means the trustee chosen by Fairborne to act as trustee under the Voting and Exchange Trust Agreement, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

"**Unitholders**" means holders of Units;

"**Units**" means the trust units of Fairborne as constituted on the Effective Date;

"**U.S. Person**" means a U.S. Person as defined in Rule 902(k) under Regulation S;

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended;

"**Voting and Exchange Trust Agreement**" means the agreement made among Fairborne, Fairborne ExchangeCo, the Corporation and the Trustee and dated as of the Effective Date.

ARTICLE 2
RANKING OF EXCHANGEABLE SHARES

2.1 The Exchangeable Shares shall, subject to the following, be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to Fairborne from time to time, including without limitation, the indebtedness evidenced by the Promissory Note.

ARTICLE 3
DIVIDENDS

3.1 The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time, and exclusive of any other shares of the Corporation, out of the money, assets or property of the Corporation properly applicable to the payment of dividends (which may include Units), cumulative preferential cash dividends in an amount per Exchangeable Share as set out in this Section 3.1. The accrued amount of such preferential cumulative dividend with respect to an Exchangeable Share on any date from time to time shall be the Cumulative Dividend Amount Exchange Ratio in effect on the last Business Date prior to such date multiplied by the Current Market Price on the last Business Day prior to such date. Such dividends, whether or not declared, shall accrue and shall be cumulative from the Effective Date.

3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends by the sending of such a cheque to each holder of an Exchangeable Share, which shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends by the sending of such a certificate to each holder of an Exchangeable Share, which shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date (a "Dividend Record Date") for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 of these share provisions and whether any such dividend is in fact declared shall be determined in the sole discretion of the Board of Directors.

3.4 If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 of these share provisions the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

ARTICLE 4
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

4.1 Subject to applicable law, and provided neither Fairborne nor Fairborne ExchangeCo has exercised the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 4, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share (the "Retraction Price") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date by the Current Market Price of a Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price shall, subject to Article 14, be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date in accordance with Section 4.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder. To effect such retraction, the holder shall present and surrender to the Corporation at the principal office of the Transfer Agent in Toronto or Calgary or at such other address as may be specified by the Corporation by notice to the holders of Exchangeable Shares from time to time the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the "Retraction Request") in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "Retracted Shares") redeemed by the Corporation; and

(b) appointing the Corporation as its agent for the purpose of offering its Retracted Shares for sale to Fairborne and Fairborne ExchangeCo (the "Retraction Offer") on the terms and conditions set out in Section 4.3 below (Fairborne's and Fairborne ExchangeCo's right to accept the Retraction Offer and to complete the purchase of the Retracted Shares pursuant to the Retraction Offer is referred to as the "Retraction Call Right").

4.2 Subject to the exercise by Fairborne or Fairborne ExchangeCo of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 4.1 hereof of documents including, without limitation, a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Fairborne or Fairborne ExchangeCo pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

4.3 Fairborne ExchangeCo shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which Fairborne has not exercised its Retraction Call Right. Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately provide to Fairborne and Fairborne ExchangeCo a copy of the Retraction Request and, as agent for the holder who submitted the Retraction Request, shall be deemed to have made the Retraction Offer to Fairborne and Fairborne ExchangeCo in respect of the holder's Retracted Shares by providing to Fairborne and Fairborne ExchangeCo a copy of the Retraction Request as aforesaid. In order to exercise the Retraction Call Right and accept the Retraction Offer, Fairborne or Fairborne ExchangeCo must notify the Corporation of its

determination to do so (the "Call Notice") on or before 4:30 p.m. (Calgary time) on the date of notification to Fairborne and Fairborne ExchangeCo by the Corporation of the receipt by the Corporation of the Retraction Request. If Fairborne or Fairborne ExchangeCo does not so notify the Corporation on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request, the Corporation will notify the holder as soon as possible thereafter that neither Fairborne nor Fairborne ExchangeCo will exercise the Retraction Call Right and accept the Retraction Offer. If Fairborne or Fairborne ExchangeCo delivers the Call Notice on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request and provided that the Retraction Offer is not revoked by the holder in the manner specified in Section 4.7, the Retraction Request shall thereupon be considered only the Retraction Offer by the holder to sell the Retracted Shares to Fairborne or Fairborne ExchangeCo, as applicable (in this Article 4, the "RCR Exercising Party"), and all other aspects of the Retraction Request will be null and void. In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount per share (the "Purchase Price") equal to the Retraction Price, which payment of the Purchase Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Retracted Share. To the extent that the RCR Exercising Party pays the Purchase Price in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 4.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither Fairborne nor Fairborne ExchangeCo delivers a Call Notice within the time required for the exercise of the Retraction Call Right as set forth above, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 4.

4.4 Subject to Article 14, the Corporation, Fairborne or Fairborne ExchangeCo, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the office of the Transfer Agent specified in the holder's Retraction Request, certificates representing the Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, Fairborne or Fairborne ExchangeCo, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or the total Purchase Price, as the case may be, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

4.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total Retraction Price or the total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in Section 4.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on the Retracted Shares. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Fairborne or Fairborne ExchangeCo shall thereafter be considered and deemed for all purposes to be a holder of the Units delivered to it.

4.6 Notwithstanding any other provision of this Article 4, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither Fairborne nor Fairborne ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 4.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have exercised the Exchange Rights so as to require Fairborne or Fairborne ExchangeCo to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Fairborne or Fairborne ExchangeCo to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

4.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, revoke its Retraction Request or Retraction Offer, as applicable, in which event such Retraction Request or Retraction Offer shall be null and void

ARTICLE 5
REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

5.1 Subject to applicable law, and provided neither Fairborne nor Fairborne ExchangeCo has exercised the Redemption Call Right, the Corporation:

(a) shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "Automatic Redemption");

(b) may, on any Optional Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "Optional Redemption");

(c) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 1,000,000 (other than Exchangeable Shares held by Fairborne and its Subsidiaries, and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) (such redemption date being the "De Minimus Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a "De Minimus Redemption"); and

(d) may, on any Annual Redemption Date, redeem up to that number of Exchangeable Shares equal to 40% of the Exchangeable Shares outstanding on the Effective Date for the Redemption Price (such redemption being an "Annual Redemption");

such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by the Corporation delivering or causing to be delivered, at the election of the Corporation, either that number of Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.3 of these share provisions. In case only part of the then outstanding Exchangeable Shares are at any time to be redeemed pursuant to an Annual Redemption, the Exchangeable Shares to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Exchangeable Shares, other than the Fairborne and Fairborne ExchangeCo, or in such other manner as the Board of Directors deems reasonable.

5.2 In any case of a redemption of Exchangeable Shares under this Article 5, the Corporation shall, at least 45 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by Fairborne or Fairborne ExchangeCo under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right and/or Annual Redemption. The accidental failure or omission to give any notice of redemption under this Section 5.2 to less than 10% of the holders of Exchangeable Shares (other than Fairborne and Fairborne ExchangeCo) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

5.3 On or after the applicable Redemption Date and subject to the exercise by Fairborne or Fairborne ExchangeCo of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and/or by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice. Subject to Article 14, payment of the total Redemption Price for such Exchangeable Shares, shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares. If only part of the Exchangeable Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

5.4 The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom.

Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to: (i) receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Units or to have had cash delivered to them or the custodian on their behalf, as applicable.

5.5 Subject to the limitations set forth in Section 5.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Fairborne and Fairborne ExchangeCo (the "Redemption Offer") the overriding right (Fairborne's and Fairborne ExchangeCo's right to accept the Redemption Offer and complete the purchase of the Exchangeable Shares is referred to as the "Redemption Call Right"), in the event of any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 5, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Fairborne or Fairborne ExchangeCo) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder, in the case of an Automatic Redemption, an Optional Redemption or a De Minimus Redemption, or to purchase from all but not less than all of the holders of Exchangeable Shares (other than Fairborne or Fairborne ExchangeCo) on the applicable Redemption Date the designated percentage of the Exchangeable Shares held by each such holder, in the case of an Annual Redemption, on payment by whichever of Fairborne or Fairborne ExchangeCo is exercising such right (in this Article 5, the "RCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder, at the election of the RCR Exercising Party, either that number of Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.7 of these share provisions. In the case of a redemption of Exchangeable Shares under this Article 5, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Redemption Offer to Fairborne and Fairborne ExchangeCo by sending or causing to be sent to Fairborne and Fairborne ExchangeCo a notice in writing of the redemption by the Corporation of the Exchangeable Shares. In the event of the exercise of the Redemption Call Right and the acceptance of the Redemption Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

5.6 Fairborne ExchangeCo shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Fairborne has not exercised its Redemption Call Right. To exercise the Redemption Call Right and accept the Redemption Offer, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 60 days before the applicable Redemption Date. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Fairborne or Fairborne ExchangeCo has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party shall on the applicable Redemption Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Redemption Price.

5.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) or, if applicable, a cheque of the RCR Exercising Party

payable at par at any branch of the bankers of the RCR Exercising Party in payment of the total Redemption Price, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than Fairborne and Fairborne ExchangeCo) shall be limited to: (i) receiving such holder's proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Units to which the holder is entitled or a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party, of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Fairborne nor Fairborne ExchangeCo exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 5.1 of these share provisions.

ARTICLE 6
DISTRIBUTION ON LIQUIDATION

6.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the "Liquidation Date") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "Liquidation Amount") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Unit on the last Business Day prior to the Liquidation Date, which payment of the Liquidation Amount shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder, subject to Article 14, that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.2 of these share provisions.

6.2 On or promptly after the Liquidation Date, and subject to the exercise by Fairborne or Fairborne ExchangeCo of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the

rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

6.3 The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to: (i) receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Units delivered to them or the custodian on their behalf.

6.4 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 6.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

6.5 Subject to the limitations set forth in Section 6.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Fairborne and Fairborne ExchangeCo (the "Liquidation Offer") the overriding right (Fairborne's and Fairborne ExchangeCo's right to accept the Liquidation Offer and complete the purchase of the Exchangeable Shares is referred to as the "Liquidation Call Right"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Fairborne or Fairborne ExchangeCo) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of Fairborne or Fairborne ExchangeCo is exercising such right (in this Article 6, the "LCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.7 of these share provisions. In the event of the exercise of the Liquidation Call Right and the acceptance of the Liquidation Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

6.6 Fairborne ExchangeCo shall only be entitled to exercise its Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Fairborne has not exercised its Liquidation Call Right. In the event of any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Liquidation Offer by sending or causing to be sent to Fairborne and Fairborne ExchangeCo a notice in writing of the Liquidation Offer. To exercise the Liquidation Call Right and accept the Liquidation Offer, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. The Corporation shall cause the Transfer Agent to notify the

holders of the Exchangeable Shares as to whether or not Fairborne or Fairborne ExchangeCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

6.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), in payment of the total Liquidation Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than Fairborne and Fairborne ExchangeCo) shall be limited to: (i) receiving such holder's proportionate share of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Fairborne nor Fairborne ExchangeCo exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 6.1 of these share provisions.

ARTICLE 7
CERTAIN RESTRICTIONS

7.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or Common Shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The restrictions in Sections 7.1(a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding Exchangeable Shares have not been paid as provided for herein. Nothing herein shall be interpreted to restrict the Corporation from issuing additional Common Shares or any series of exchangeable shares.

ARTICLE 8
PURCHASE FOR CANCELLATION

8.1 Subject to applicable law and notwithstanding Section 8.2 and Section 8.3, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of cash.

8.2 Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

8.3 Subject to applicable law, the Corporation by notice from time to time to Fairborne or Fairborne ExchangeCo, as applicable, shall be entitled at any time to redeem all or any part of the Exchangeable Shares held by Fairborne or Fairborne ExchangeCo which were acquired by them pursuant to the Call Rights, the Exchange Rights or the Automatic Exchange Rights (as defined in the Voting and Exchange Trust Agreement) in exchange for the delivery of Units (the "Delivered Units") to or for the account of a holder(s) of Exchangeable Shares. The Exchangeable Shares to be redeemed as set forth in this Section 8.3 shall be acquired by the Corporation in exchange for the issue by the Corporation to Fairborne or Fairborne ExchangeCo, as applicable, of a promissory note in the principal amount equal to the fair market value of the Delivered Units (where the fair market value of the Delivered Units is determined by multiplying the number of Delivered Units by the weighted average trading price of a Unit on the TSX for the ten trading days preceding the date of purchase by Fairborne or Fairborne ExchangeCo, as applicable, of such Delivered Units). All Exchangeable Shares which are redeemed as set forth in this Section 8.3 shall be cancelled by the Corporation.

ARTICLE 9
VOTING RIGHTS

9.1 Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by Fairborne, Fairborne ExchangeCo or any of their respective subsidiaries and other affiliates) at a meeting of holders of Exchangeable Shares duly called and

held at which the holders of at least 10% of the outstanding Exchangeable Shares (other than the Exchangeable Shares held by Fairborne, Fairborne ExchangeCo or any of their respective subsidiaries and other affiliates) at that time are present or represented by proxy; provided that if at any such meeting holders of at least 10% of such outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by Fairborne, Fairborne ExchangeCo or any of their respective subsidiaries and other affiliates) at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

ARTICLE 11
RECIPROCAL CHANGES, ETC. IN RESPECT OF UNITS

11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that, unless otherwise approved by the Corporation and the holders of Exchangeable Shares, the number of Units for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis if Fairborne:

(a) issues or distributes Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) to the holders of all or substantially all of the then outstanding Units by way of stock distribution or other distribution, other than an issue of Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) to holders of Units who exercise an option to receive distributions in Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) in lieu of receiving cash distributions; or

(b) issues or distributes rights, options or warrants to the holders of all or substantially all of the then outstanding Units entitling them to subscribe for or to purchase Units (or securities exchangeable for or convertible into or carrying rights to acquire Units); or

(c) issues or distributes to the holders of all or substantially all of the then outstanding Units:

(i) securities of Fairborne of any class other than Units (other than securities convertible into or exchangeable for or carrying rights to acquire Units);

(ii) rights, options or warrants other than those referred to in Section 11.1(b) above;

(iii) evidences of indebtedness of Fairborne; or

(iv) assets of Fairborne other than Distributions which result in an adjustment to the Exchange Ratio; or

(d) subdivides, redivides or changes the then outstanding Units into a greater number of Units; or

(e) other than as provided in the Support Agreement, reduces, combines, consolidates or changes the then outstanding Units into a lesser number of Units; or

(f) reclassifies or otherwise changes the Units or effects an amalgamation, merger, reorganization or other transaction affecting the Units.

The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.

ARTICLE 12
ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT AND THE VOTING AND EXCHANGE TRUST AGREEMENT

12.1 The Corporation shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, Fairborne and Fairborne ExchangeCo with all provisions of the Support Agreement and the Voting and Exchange Trust Agreement applicable to the Corporation, Fairborne and Fairborne ExchangeCo, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement and Voting and Exchange Trust Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreements for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b) making such provisions or modifications not inconsistent with such agreements as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications shall not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c) making such changes in or corrections to such agreements which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections shall not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE 13
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange rights thereunder).

13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Fairborne and Fairborne ExchangeCo, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Fairborne and Fairborne ExchangeCo as therein provided.

13.3 The Corporation, Fairborne, Fairborne ExchangeCo and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, Fairborne, Fairborne ExchangeCo or the Transfer Agent is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash consideration otherwise, if any, payable to the holder, the Corporation, Fairborne, Fairborne ExchangeCo and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, Fairborne, Fairborne ExchangeCo or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, Fairborne, Fairborne ExchangeCo or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 14
NON-RESIDENT HOLDERS

14.1 Notwithstanding anything contained in these share provisions, the obligation of the Corporation, Fairborne or Fairborne ExchangeCo to pay the Retraction Price, Purchase Price, Liquidation Price or Redemption Price, other than in circumstances where the Corporation, Fairborne or Fairborne ExchangeCo elects to pay the Redemption Price in cash, in respect of Exchangeable Shares held by a person whom the Transfer Agent believes is located in the United States or a resident of any foreign country, or is a partnership (other than a "Canadian partnership" within the meaning of the *Income Tax* Act (Canada)), shall be satisfied by delivering the Units which would have been received by the affected holder to the Transfer Agent who shall sell such Units on the stock exchange on which the Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

ARTICLE 15
SPECIFIED AMOUNT

15.1 The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the *Income Tax Act* (Canada) shall be an amount equal to the fair market value of one Unit on the Effective Date.

ARTICLE 16
NO FRACTIONAL ENTITLEMENTS

16.1 Notwithstanding anything contained in these share provisions including, without limitation, Articles 4, 5 or 6, no holder of an Exchangeable Share shall be entitled to and neither the Corporation, Fairborne, Fairborne ExchangeCo nor the Trustee shall deliver fractions of Units. Where the application of the provisions of these share provisions, including, without limitation, Articles 4, 5 and 6 would otherwise result in a holder of Exchangeable Shares receiving a fraction of a Unit, such holder of Exchangeable Shares shall only be entitled to receive the nearest whole number of Units.

ARTICLE 17
NOTICES

17.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

17.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

17.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

SCHEDULE A

RETRACTION REQUEST

To Fairborne Acquisition Corp., Fairborne Energy Trust and Fairborne ExchangeCo Ltd.

This notice is given pursuant to Article 4 of the provisions (the "Share Provisions") attaching to the Series A Exchangeable Shares of Fairborne Acquisition Corp. represented by the enclosed certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies Fairborne Acquisition Corp. that, subject to the Retraction Call Right referred to below, the undersigned desires to have Fairborne Acquisition Corp. redeem in accordance with Article 4 of the Share Provisions:

☐ *ALL SHARE(S) REPRESENTED BY THE ENCLOSED CERTIFICATE; OR*

____________ **SHARE(S) OF THE SHARES REPRESENTED BY THE ENCLOSED CERTIFICATE.**

NOTE: The Retraction Date shall be on the date provided in the Share Provisions.

The undersigned acknowledges the overriding Retraction Call Right of Fairborne Energy Trust and Fairborne ExchangeCo Ltd. to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable Retraction Offer by the undersigned to sell the Retracted Shares to Fairborne Energy Trust and Fairborne ExchangeCo Ltd. in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 4.3 of the Share Provisions. This Retraction Request, and this Retraction Offer to sell the Retracted Shares to Fairborne Energy Trust and Fairborne ExchangeCo Ltd., may be revoked and withdrawn by the undersigned only by notice in writing given to Fairborne Acquisition Corp. at any time before the close of business on the Business Day immediately preceding the Retraction Date.

Unless the following box is checked, in the event that neither Fairborne Energy Trust nor Fairborne ExchangeCo Ltd. exercise the Retraction Call Right, the undersigned hereby instructs the Trustee to exercise the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Fairborne Energy Trust or Fairborne ExchangeCo Ltd. to purchase from the undersigned the Exchangeable Shares referred to above:

☐ The Undersigned hereby elects to NOT exercise the Exchange Rights in the circumstances described above.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, Fairborne Acquisition Corp. is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Fairborne or Fairborne ExchangeCo Ltd. to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to Fairborne Acquisition Corp., Fairborne Energy Trust and Fairborne ExchangeCo Ltd. that the undersigned:

(a) is not a non-resident of Canada for the purposes of the *Income Tax Act* (Canada); or

(b) is a non-resident of Canada for the purposes of the *Income Tax Act* (Canada) and has delivered a certificate issued by the Canada Revenue Agency pursuant to section 116 of the *Income Tax Act* (Canada) having a "certificate limit" (as defined therein) of not less than the fair market value of the securities to be received by the undersigned in connection with this Notice (such certificate being herein called the "Certificate"), or if a Certificate has not been delivered, the undersigned has delivered to the Corporation sufficient funds to enable Fairborne Acquisition Corp., Fairborne

Energy Trust or Fairborne ExchangeCo Ltd., as the case may be, to comply with section 116 of the Income Tax Act (Canada) and remit the required amount to the Receiver General of Canada and the undersigned acknowledges that any such amounts shall be treated for all purposes as having been paid to the undersigned.

The undersigned hereby represents and warrants to Fairborne Acquisition Corp., Fairborne Energy Trust and Fairborne ExchangeCo Ltd. that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Fairborne Acquisition Corp., Fairborne Energy Trust or Fairborne ExchangeCo Ltd., as the case may be, free and clear of all liens, claims and encumbrances.

The undersigned hereby represents and warrants that the undersigned:

☐ is, or

(check one)

☐ is not

located in the United States or a resident of any country other than Canada, or is a partnership (other than a "Canadian partnership") within the meaning of the *Income Tax Act* (Canada). See note (2) below.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

☐ Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTES:

1. This panel must be completed and the enclosed certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of Fairborne Acquisition Corp. and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

2. Notwithstanding anything contained in the Share Provisions, the obligation of Fairborne Acquisition Corp., Fairborne Energy Trust or Fairborne ExchangeCo Ltd. to pay the retraction price other than in circumstances where such amount is paid in cash, in respect of Exchangeable Shares held by a person whom the Transfer Agent believes is located in the United States or resident of any foreign country, or is a partnership (other than a "Canadian partnership" within the meaning of the *Income Tax Act* (Canada)), shall be satisfied by delivering the Units which would have been received by the affected holder to the Transfer Agent who shall sell such Units on the stock exchange on which the Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

Date: ______________________

Name of Person in Whose Name Securities
Are to be Registered or Delivered (please print): ______________________

Street Address or P.O. Box: ______________________

Social Insurance Number: ______________________

Signature of Shareholder: ______________________

City, Province and Postal Code: ______________________

Signature Guaranteed by: ______________________

NOTE: *If this Retraction Request is for less than all of the shares represented by the enclosed certificate, a* certificate representing the remaining share(s) of Fairborne Acquisition Corp. represented by the enclosed certificate will be issued and registered in the name of the shareholder as it appears on the register of Fairborne Acquisition Corp., unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

File # 82-34863

CORPORATE ACCESS NUMBER: 209685858

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

FAIRBORNE ENERGY LTD.
AMENDED ITS ARTICLES ON 2005/06/01.

REGISTRAR OF CORPORATIONS

Name/Structure Change Alberta Corporation - Registration Statement

Service Request Number: 7363333
Corporate Access Number: 209685858
Legal Entity Name: FAIRBORNE ENERGY LTD.
French Equivalent Name:
Legal Entity Status: Active

Alberta Corporation Type: Named Alberta Corporation
New Legal Entity Name: FAIRBORNE ENERGY LTD.
New French Equivalent Name:
Nuans Number: 72748992
Nuans Date: 2002/01/14
French Nuans Number:
French Nuans Date:

Share Structure: SEE APPENDIX 1 ATTACHED HERETO
Share Transfers Restrictions: NONE
Number of Directors:
Min Number Of Directors: 3
Max Number Of Directors: 10
Business Restricted To: NOT APPLICABLE
Business Restricted From: NOT APPLICABLE
Other Provisions: SEE SCHEDULE B ATTACHED HERETO
BCA Section/Subsection: 193

Professional Endorsement Provided:
Future Dating Required:

Annual Return

File Year	Date Filed
2005	2005/02/10
2004	2004/02/02
2003	2003/10/07

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Director Schedule	ELECTRONIC	2002/01/09
Restrictions on Share Transfers	ELECTRONIC	2002/01/09

Other Rules or Provisions	ELECTRONIC	2002/01/09
Share Structure	ELECTRONIC	2002/05/30
Other Rules or Provisions	ELECTRONIC	2002/05/30
Director Schedule	ELECTRONIC	2002/05/30
Articles/Plan of Arrangement/Court Order	10000702000624060	2003/07/02
Share Structure	ELECTRONIC	2003/07/02
Articles/Plan of Arrangement/Court Order	10000304000164163	2005/06/01
Share Structure	ELECTRONIC	2005/06/01
Consolidation, Split, Exchange	ELECTRONIC	2005/06/01

Registration Authorized By: MICHAEL D. SANDRELLI
SOLICITOR

APPENDIX 1

The Corporation is authorized to issue an unlimited number of Class A Common Shares, an unlimited number of Preferred Shares, issuable in series and an unlimited number of Class B Preferred Shares, issuable in series.

1.0 CLASS A COMMON SHARE PROVISIONS

The unlimited number of Class A Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.1 Stated Capital

The initial stated capital of each Class A Common Share shall be set at paid-up capital of each Fairborne Common Share less the Class B Preferred Share Stated Capital;

1.2 Notice and Voting

The holders of Class A Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Class A Common Shares as such);

1.3 Dividends

The holders of Class A Common Shares shall be entitled to receive dividends as and when declared by Board of Directors of the Corporation on the Class A Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Class A Common Shares in respect of dividends, and provided that the payment of any such dividends does not reduce the value of Class B preferred shares of the Corporation below the Redemption Price (as defined in the rights, privileges, restrictions and conditions attaching to the Class B preferred shares) thereof; and

1.4 Liquidation

The holders of Class A Common Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to the Class B Shares, to share rateably, together with the holders of Fairborne Common Shares and of shares of any other class of shares of the Corporation ranking equally with the Class A Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

2.0 PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Preferred Shares, as a class, shall be as follows:

2.1 Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (Alberta) (the "Act"), the Board of Directors may at any time and from time to time issue the Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.

Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"); the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any; the consideration for and the terms and conditions of any provisions for cancellation, retraction or redemption thereof; and conversion or exchange rights (if any).

2.2 Liquidation, Dissolution or Winding-Up

In the event of a Distribution, holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of Preferred Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

2.3 Dividends

The holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

3.0 CLASS B PREFERRED SHARE PROVISIONS

The unlimited number of Class B preferred shares ("Class B Shares") shall have attached thereto the following rights, privileges, restrictions and conditions:

3.1 Stated Capital

The stated capital of the Class B Shares shall initially be set at $0.703, subject to adjustment based upon the number of Fairborne Common Shares outstanding immediately prior to the Effective Time (the "Class B Preferred Share Stated Value").

3.2 Notice and Voting

The holders of the Class B Shares shall be entitled to receive notice of, to attend and to one (1) vote per share held at any

meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Class B Shares as such).

3.3 Dividends

The holders of Class B Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Class B Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Class B Shares in respect of dividends.

3.4 Liquidation

The holders of Class B Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Class B Shares in respect of return of capital on dissolution, to receive, in respect of return of capital on dissolution, a priority return per Class B Share equal to the Redemption Price.

3.5 Redemption

Subject to applicable law, the Corporation shall have the right to redeem, at any time all, or from time to time any part of, the then outstanding Class B Shares at a price per share equal to Class B Preferred Share Stated Value (the "Redemption Value"), together with all accrued and unpaid dividends thereon up to the date fixed for redemption (the whole amount being herein referred to as the "Redemption Price").

In case only a part of the then outstanding Class B Shares is at any time to be redeemed, the shares so to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Class B Shares or in such other manner as the board of directors of the Corporation deems reasonable.

On any redemption of Class B Shares under this Section 3.5, the Corporation shall, subject to the unanimous waiver of notice by the registered holders thereof or if otherwise provided pursuant to a plan of arrangement ("Arrangement") pursuant to the Business Corporations Act (Alberta), give at least 21 days before the date fixed for redemption (the "Redemption Date"), a notice in writing of the intention of the Corporation to redeem Class B Shares (the "Redemption Notice") to each person who at the date of giving of such notice is a registered holder of Class B Shares to be redeemed. The Redemption Notice shall set out the calculation of the Redemption Price, the Redemption Date and, unless all the Class B Shares held by the holder to whom it is addressed are to be redeemed, the number of such shares so held which are to be redeemed. If the redemption is pursuant to an Arrangement, no Redemption Notice shall be required and such redemption shall be pursuant to the terms of such Arrangement.

The Redemption Price (less any tax required to be withheld by the Corporation) shall be paid either: (i) in cash, by cheque payable in lawful money of Canada at par at any branch in

Alberta of the Corporation's bankers for the time being; (ii) by way of a promissory note; or (iii) by such other reasonable means as the Corporation deems desirable. The mailing of such cheque or promissory note from the Corporation's registered office, or the payment by such other reasonable means as the Corporation deems desirable, on or before the Redemption Date shall be deemed to be payment of the Redemption Price represented thereby on the Redemption Date unless the cheque or note is not paid upon presentation or payment by such other means is not received. Notwithstanding the foregoing, the Corporation shall be entitled to require at any time, and from time to time, that the Redemption Price be paid to holders of Class B Shares only upon presentation and surrender at the registered office of the Corporation or at any other place or places in Alberta designated by the Redemption Notice of the certificate or certificates for such Class B Shares to be redeemed.

If a part only of the Class B Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

At any time after the Redemption Notice is given, the Corporation shall have the right to deposit the Redemption Price of any or all Class B Shares to be redeemed with any chartered bank or banks or with any trust company or trust companies in Alberta named for such purpose in the Redemption Notice to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made or upon the Redemption Date, whichever is later, the shares in respect of which such deposit has been made shall be and be deemed to be redeemed and the rights of the holders of such shares shall be limited to receiving, without interest, the proportion of the amount so deposited applicable to their respective shares. Any interest allowed on such deposit or deposits shall accrue to the Corporation.

From and after the Redemption Date, the Class B Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be duly made by the Corporation, in which event the rights of such holders shall remain unaffected until the Redemption Price has been paid in full.

Class B Shares which are redeemed or deemed to be redeemed in accordance with this Section 3.5 shall, subject to applicable law, be and be deemed to be returned to the authorized but unissued capital of the Corporation.

3.6 Retraction

A holder of Class B Shares shall have the right, at his option, at any time or times, to require the Corporation to redeem at a price per share equal to the Redemption Value thereof, together with all accrued and unpaid dividends thereof up to the Retraction Date (as hereinafter defined) (the whole amount being herein referred to as the "Retraction Price"), all or any of such shares which are registered in such holder's name on the books of the Corporation. Such right shall be exercised by the

registered holder delivering to the Corporation at its registered office:

(a) a notice in writing executed by such holder (the "Retraction Notice") specifying:

(i) the number of Class B Shares which such holder wishes to have redeemed by the Corporation; and

(ii) the business day on which such holder wishes to have the Corporation redeem such shares (the "Retraction Date"), which day shall not be less than 21 days from the date the Retraction Notice is received by the Corporation; and

(b) a share certificate or certificates representing such shares, duly endorsed, which such holder wishes to have the Corporation redeem.

Upon receipt of the documents set out in Section 3.6, the Corporation shall, on the Retraction Date, pay the Retraction Price for each Class B Share to be redeemed (less any tax required to be withheld by the Corporation). Such payment shall be made either: (i) in cash, by cheque payable in lawful money of Canada at par at any branch in Alberta of the Corporation's bankers for the time being; or (ii) by way of a promissory note. Such shares shall be redeemed on the Retraction Date, and from and after the Retraction Date, the holder of such shares being redeemed shall cease to be entitled to dividends, and shall not be entitled to exercise any rights in respect thereof, unless payment of the Retraction Price is not made on the Retraction Date, in which event the rights of such holders shall remain unaffected until the Retraction Price has been paid in full.

Class B Shares which are retracted or deemed to be retracted in accordance with this Section 3.6 shall, subject to applicable law, be and be deemed to be returned to the authorized but unissued capital of the Corporation.

CONSOLIDATION, SPLIT, EXCHANGE

To change the issued and outstanding Common Shares of the Corporation pursuant to section 173(1)(f) of the Act into Class A Common Shares and Class B Preferred Shares of the Corporation on the basis of one Class A Common Share and one Class B Preferred Share for every one Common Share.

ARTICLES OF AMENDMENT

Business Corporations Act (Alberta)
Section 29 or 177

1. Name of Corporation:

FAIRBORNE ENERGY LTD.

2. Corporate Access Number:

209685858

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

The Articles of Incorporation of Fairborne Energy Ltd. (the "Corporation") are hereby amended:

(a) pursuant to paragraph 173(1)(d) of the *Business Corporations Act* (Alberta) (the "Act"), to create two new classes of shares, namely Class A Common Shares and Class B Preferred Shares having the rights, privileges, restrictions and conditions as set forth in Appendix 1 attached hereto;

(b) to change the issued and outstanding Common Shares of the Corporation pursuant to section 173(1)(f) of the Act into Class A Common Shares and Class B Preferred Shares of the Corporation on the basis of one Class A Common Share and one Class B Preferred Share for every one Common Share; and

(c) to reduce the maximum number of Common Shares the Corporation is authorized to issue to zero, so that the Corporation is no longer authorized to issue Common Shares and the Common Shares are deleted in their entirety pursuant to section 173(1)(h) of the Act and Appendix 1 shall be deleted in its entirety and be replaced with Appendix 1 attached hereto, so that the Appendix 1 attached hereto reflects the most current authorized capital of the Corporation, including the rights, privileges, restrictions and conditions attached to each of the shares therein referred to.

Michael D. Sandrelli	[signature]
Name of Person Authorizing (please print)	Signature
Solicitor	June 1, 2005
Title (please print)	Date

APPENDIX 1

The Corporation is authorized to issue an unlimited number of Class A Common Shares, an unlimited number of Preferred Shares, issuable in series and an unlimited number of Class B Preferred Shares, issuable in series.

1.0 CLASS A COMMON SHARE PROVISIONS

The unlimited number of Class A Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.1 Stated Capital

The initial stated capital of each Class A Common Share shall be set at paid-up capital of each Fairborne Common Share less the Class B Preferred Share Stated Capital;

1.2 Notice and Voting

The holders of Class A Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Class A Common Shares as such);

1.3 Dividends

The holders of Class A Common Shares shall be entitled to receive dividends as and when declared by Board of Directors of the Corporation on the Class A Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Class A Common Shares in respect of dividends, and provided that the payment of any such dividends does not reduce the value of Class B preferred shares of the Corporation below the Redemption Price (as defined in the rights, privileges, restrictions and conditions attaching to the Class B preferred shares) thereof; and

1.4 Liquidation

The holders of Class A Common Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to the Class B Shares, to share rateably, together with the holders of Fairborne Common Shares and of shares of any other class of shares of the Corporation ranking equally with the Class A Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

2.0 PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Preferred Shares, as a class, shall be as follows:

2.1 Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (Alberta) (the "Act"), the Board of Directors may at any time and from time to time issue the Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.

Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"); the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any; the consideration for and the terms and conditions of any provisions for cancellation, retraction or redemption thereof; and conversion or exchange rights (if any).

2.2 Liquidation, Dissolution or Winding-Up

In the event of a Distribution, holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of Preferred Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

2.3 Dividends

The holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

3.0 CLASS B PREFERRED SHARE PROVISIONS

The unlimited number of Class B preferred shares ("Class B Shares") shall have attached thereto the following rights, privileges, restrictions and conditions:

3.1 Stated Capital

The stated capital of the Class B Shares shall initially be set at $0.703, subject to adjustment based upon the number of Fairborne Common Shares outstanding immediately prior to the Effective Time (the "Class B Preferred Share Stated Value").

3.2 Notice and Voting

The holders of the Class B Shares shall be entitled to receive notice of, to attend and to one (1) vote per share held at any meeting of the shareholders

of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Class B Shares as such).

3.3 Dividends

The holders of Class B Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Class B Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Class B Shares in respect of dividends.

3.4 Liquidation

The holders of Class B Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Class B Shares in respect of return of capital on dissolution, to receive, in respect of return of capital on dissolution, a priority return per Class B Share equal to the Redemption Price.

3.5 Redemption

Subject to applicable law, the Corporation shall have the right to redeem, at any time all, or from time to time any part of, the then outstanding Class B Shares at a price per share equal to Class B Preferred Share Stated Value (the "Redemption Value"), together with all accrued and unpaid dividends thereon up to the date fixed for redemption (the whole amount being herein referred to as the "Redemption Price").

In case only a part of the then outstanding Class B Shares is at any time to be redeemed, the shares so to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Class B Shares or in such other manner as the board of directors of the Corporation deems reasonable.

On any redemption of Class B Shares under this Section 3.5, the Corporation shall, subject to the unanimous waiver of notice by the registered holders thereof or if otherwise provided pursuant to a plan of arrangement ("Arrangement") pursuant to the *Business Corporations Act* (Alberta), give at least 21 days before the date fixed for redemption (the "Redemption Date"), a notice in writing of the intention of the Corporation to redeem Class B Shares (the "Redemption Notice") to each person who at the date of giving of such notice is a registered holder of Class B Shares to be redeemed. The Redemption Notice shall set out the calculation of the Redemption Price, the Redemption Date and, unless all the Class B Shares held by the holder to whom it is addressed are to be redeemed, the number of such shares so held which are to be redeemed. If the redemption is pursuant to an Arrangement, no Redemption Notice shall be required and such redemption shall be pursuant to the terms of such Arrangement.

The Redemption Price (less any tax required to be withheld by the Corporation) shall be paid either: (i) in cash, by cheque payable in lawful

money of Canada at par at any branch in Alberta of the Corporation's bankers for the time being; (ii) by way of a promissory note; or (iii) by such other reasonable means as the Corporation deems desirable. The mailing of such cheque or promissory note from the Corporation's registered office, or the payment by such other reasonable means as the Corporation deems desirable, on or before the Redemption Date shall be deemed to be payment of the Redemption Price represented thereby on the Redemption Date unless the cheque or note is not paid upon presentation or payment by such other means is not received. Notwithstanding the foregoing, the Corporation shall be entitled to require at any time, and from time to time, that the Redemption Price be paid to holders of Class B Shares only upon presentation and surrender at the registered office of the Corporation or at any other place or places in Alberta designated by the Redemption Notice of the certificate or certificates for such Class B Shares to be redeemed.

If a part only of the Class B Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

At any time after the Redemption Notice is given, the Corporation shall have the right to deposit the Redemption Price of any or all Class B Shares to be redeemed with any chartered bank or banks or with any trust company or trust companies in Alberta named for such purpose in the Redemption Notice to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made or upon the Redemption Date, whichever is later, the shares in respect of which such deposit has been made shall be and be deemed to be redeemed and the rights of the holders of such shares shall be limited to receiving, without interest, the proportion of the amount so deposited applicable to their respective shares. Any interest allowed on such deposit or deposits shall accrue to the Corporation.

From and after the Redemption Date, the Class B Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be duly made by the Corporation, in which event the rights of such holders shall remain unaffected until the Redemption Price has been paid in full.

Class B Shares which are redeemed or deemed to be redeemed in accordance with this Section 3.5 shall, subject to applicable law, be and be deemed to be returned to the authorized but unissued capital of the Corporation.

3.6 Retraction

A holder of Class B Shares shall have the right, at his option, at any time or times, to require the Corporation to redeem at a price per share equal to the Redemption Value thereof, together with all accrued and unpaid dividends thereof up to the Retraction Date (as hereinafter defined) (the whole amount being herein referred to as the "Retraction Price"), all or any of such shares which are registered in such holder's name on the books of the Corporation. Such right shall be exercised by the registered holder delivering to the Corporation at its registered office:

(a) a notice in writing executed by such holder (the "Retraction Notice") specifying:

(i) the number of Class B Shares which such holder wishes to have redeemed by the Corporation; and

(ii) the business day on which such holder wishes to have the Corporation redeem such shares (the "Retraction Date"), which day shall not be less than 21 days from the date the Retraction Notice is received by the Corporation; and

(b) a share certificate or certificates representing such shares, duly endorsed, which such holder wishes to have the Corporation redeem.

Upon receipt of the documents set out in Section 3.6, the Corporation shall, on the Retraction Date, pay the Retraction Price for each Class B Share to be redeemed (less any tax required to be withheld by the Corporation). Such payment shall be made either: (i) in cash, by cheque payable in lawful money of Canada at par at any branch in Alberta of the Corporation's bankers for the time being; or (ii) by way of a promissory note. Such shares shall be redeemed on the Retraction Date, and from and after the Retraction Date, the holder of such shares being redeemed shall cease to be entitled to dividends, and shall not be entitled to exercise any rights in respect thereof, unless payment of the Retraction Price is not made on the Retraction Date, in which event the rights of such holders shall remain unaffected until the Retraction Price has been paid in full.

Class B Shares which are retracted or deemed to be retracted in accordance with this Section 3.6 shall, subject to applicable law, be and be deemed to be returned to the authorized but unissued capital of the Corporation.

CONSOLIDATION, SPLIT, EXCHANGE

To change the issued and outstanding Common Shares of the Corporation pursuant to section 173(1)(f) of the Act into Class A Common Shares and Class B Preferred Shares of the Corporation on the basis of one Class A Common Share and one Class B Preferred Share for every one Common Share.

VOTING AND EXCHANGE TRUST AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 1st day of June, 2005.

AMONG:

FAIRBORNE ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Fairborne Energy Trust")

\- and -

FAIRBORNE ACQUISITION CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "AcquisitionCo" or "Fairborne")

\- and –

FAIRBORNE EXCHANGECO LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ExchangeCo")

\- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as "Trustee")

WHEREAS pursuant to an arrangement agreement dated as of April 25, 2005 among Fairborne Energy Ltd., Fairquest Energy Limited, AcquisitionCo, ExchangeCo and the Trust (such agreement, as it may be amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a voting and exchange trust agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of AcquisitionCo, which were issued pursuant to the Arrangement;

AND WHEREAS the articles of AcquisitionCo set forth the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto have agreed to enter into this Agreement in order to give effect to those exchange rights;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms shall have the following meanings:

"**Act**" means the *Business Corporations Act* (Alberta), as amended;

"**Affiliate**" has the meaning given to that term in the Securities Act;

"**Aggregate Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which Fairborne Unitholders are entitled to vote, consent or otherwise act, the product of (i) the number of Trust Units issuable from time to time upon the redemption, retraction or exchange of all Exchangeable Shares issued and

outstanding and held by Beneficiaries on the record date of any meeting multiplied by (ii) the Equivalent Vote Amount;

"**Automatic Exchange Rights**" means the benefit of the obligation of Fairborne Energy Trust and ExchangeCo to effect the automatic exchange of Exchangeable Shares for Fairborne Trust Units as defined in Section 5.12(c);

"**Beneficiary Votes**" has the meaning given to that term in Section 4.2;

"**Beneficiaries**" means the registered holders from time to time of Exchangeable Shares, other than Fairborne Energy Trust and ExchangeCo;

"**Board of Directors**" means the Board of Directors of AcquisitionCo and/or ExchangeCo, as the case may be, from time to time;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Rights**" has the meaning given to that term in the Share Provisions;

"**Current Market Price**" has the meaning given to that term in the Share Provisions;

"**Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which Fairborne Unitholders are entitled to vote, consent or otherwise act, the number of votes to which a holder of one Fairborne Trust Unit is entitled with respect to such matter, proposition or question;

"**Exchange Ratio**" has the meaning given to that term in the Share Provisions;

"**Exchange Rights**" has the meaning given to that term in Section 5.1(a);

"**Exchange Rights Trigger Event**" has the meaning given to that term in Section 5.1(a);

"**Exchangeable Shares**" means the non-voting exchangeable shares of AcquisitionCo, having the rights, privileges, restrictions and conditions set out in the Share Provisions;

"**Fairborne Consent**" has the meaning given to that term in Section 4.2;

"**Fairborne Liquidation Event**" has the meaning given to that term in Section 5.12(b);

"**Fairborne Liquidation Event Effective Date**" has the meaning given to that term in Section 5.12(c);

"**Fairborne Meeting**" has the meaning given to that term in Section 4.2;

"**Fairborne Successor**" has the meaning given to that term in Section 10.1(a);

"**Fairborne Trust Units**" means the trust units of Fairborne Energy Trust as constituted on the date hereof;

"**Fairborne Unitholders**" means the registered holders of Fairborne Trust Units from time to time;

"**Indemnified Parties**" has the meaning given to that term in Section 8.1;

"**Insolvency Event**" means the institution by AcquisitionCo of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of AcquisitionCo to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by

AcquisitionCo to contest in good faith any such proceedings commenced in respect of AcquisitionCo within 15 days of becoming aware thereof, or the consent by AcquisitionCo to the filing of any such petition or to the appointment of a receiver, or the making by AcquisitionCo of a general assignment for the benefit of creditors, or the admission in writing by AcquisitionCo of its inability to pay its debts generally as they become due, or AcquisitionCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 4.6 of the Share Provisions;

"**Liquidation Call Right**" has the meaning given to that term in the Share Provisions;

"**List**" has the meaning given to that term in Section 4.6;

"**Officer's Certificate**" means, with respect to AcquisitionCo, a certificate signed by any officer or director of AcquisitionCo.

"**person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status;

"**Plan of Arrangement**" means the Plan of Arrangement substantially in the form set out in Schedule A to the Arrangement Agreement, as amended or supplemented from time to time;

"**Redemption Call Right**" has the meaning given to that term in the Share Provisions;

"**Retracted Shares**" has the meaning given to that term in Section 5.7;

"**Retraction Call Right**" has the meaning given to that term in the Share Provisions;

"**Securities Act**" means the *Securities Act* (Alberta), as amended;

"**Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the articles of AcquisitionCo;

"**Special Voting Unit**" means the one special voting unit of Fairborne Energy Trust, issued by Fairborne Energy Trust to and deposited with the Trustee, which entitles the holders of record of Exchangeable Shares who are Beneficiaries to a number of votes at meetings of Fairborne Unitholders equal to the Aggregate Equivalent Vote Amount;

"**Support Agreement**" means that certain support agreement made as of even date herewith among Fairborne Energy Trust, AcquisitionCo and ExchangeCo;

"**Trust**" means the trust created by this Agreement;

"**Trust Estate**" means the Voting Rights, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

"**Trustee**" means Computershare Trust Company of Canada as trustee hereunder and, subject to the provisions of Article 9, includes any successor trustee; and

"**Voting Rights**" means the voting rights attached to the Special Voting Unit.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a

letter refer to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4 Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of the Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Unit and its attached Voting Rights and the Exchange Rights and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
SPECIAL VOTING UNIT

3.1 Issuance and Ownership of the Special Voting Unit

Fairborne Energy Trust has issued to and has deposited with the Trustee the Special Voting Unit to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. Fairborne Energy Trust hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Unit by Fairborne Energy Trust to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Unit and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Unit, provided that the Trustee shall:

(a) hold the Special Voting Unit and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Unit, and the Special Voting Unit shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights with respect to the Exchangeable Shares held by a Beneficiary.

3.3 Safe Keeping of Certificate

The certificate representing the Special Voting Unit shall at all times be held in safe keeping by the Trustee or its agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the Special Voting Unit, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Special Voting Unit, on any matter, question or proposition whatsoever that may properly come before the Fairborne Unitholders at a Fairborne Meeting or in connection with a Fairborne Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15 hereof, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which a Fairborne Consent is sought or a Fairborne Meeting is held. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Beneficiary's Voting Rights.

4.2 Number of Votes

With respect to all meetings of Fairborne Unitholders at which Beneficiaries of Fairborne Energy Trust Units are entitled to vote (a "Fairborne Meeting") and with respect to all written consents sought by Fairborne Energy Trust from Fairborne Unitholders (a "Fairborne Consent"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, the number of votes comprised in the Special Voting Unit that relate to each Exchangeable Share owned of record by such Beneficiary on the record date established by Fairborne Energy Trust or by applicable law for such Fairborne Meeting or Fairborne Consent, as the case may be, (the "Beneficiary Votes") in respect of each matter, question or proposition to be voted on at such Fairborne Meeting or to be consented to in connection with such Fairborne Consent.

4.3 Mailings to Unitholders

With respect to each Fairborne Meeting and Fairborne Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as Fairborne Energy Trust utilizes in communications to Fairborne Unitholders, subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each of the Beneficiaries named in the List on the same day as the initial mailing or notice (or other communication) with respect thereto is given by Fairborne Energy Trust to Fairborne Unitholders:

(a) a copy of such notice, together with any proxy or information statement and related materials (but excluding proxies to vote Fairborne Trust Units) to be provided to Fairborne Unitholders;

(b) a statement of the current Exchange Ratio;

(c) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Fairborne Meeting or Fairborne Consent, as the case may be, or, pursuant to Section 4.7 hereof, to attend such Fairborne Meeting and to exercise personally the Beneficiary Votes thereat;

(d) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

    (i) a proxy to such Beneficiary or such Beneficiary's designee to exercise personally the Beneficiary Votes; or

    (ii) a proxy to a designated agent or other representative of the management of Fairborne Energy Trust to exercise such Beneficiary Votes;

(e) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(f) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(g) a statement of (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Fairborne Meeting shall not be earlier than 24 hours prior to such meeting, and (ii) the method for revoking or amending such instructions.

The materials referred to above are to be provided by Fairborne Energy Trust to the Trustee, but shall be subject to review and comment by the Trustee.

For the purposes of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any such Fairborne Meeting or Fairborne Consent, the number of Exchangeable Shares owned as of record by the Beneficiary shall be determined at the close of business on the record date established by Fairborne Energy Trust or by applicable law for purposes of determining Fairborne Unitholders entitled to vote at such Fairborne Meeting or to give written consent in connection with such Fairborne Consent. Fairborne Energy Trust will notify the Trustee in writing of any decision of the Board of Directors of AcquisitionCo with respect to the calling of any such Fairborne Meeting or the seeking of such Fairborne Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4 Copies of Unitholder Information

Fairborne Energy Trust will deliver to the Trustee copies of all proxy materials, (including notices of Fairborne Meetings, but excluding proxies to vote Fairborne Trust Units), information statements, reports (including without limitation all interim and annual financial statements) and other written communications that are to be distributed from time to time to Fairborne Unitholders in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to Fairborne Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Fairborne Energy Trust, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Fairborne Energy Trust) received by the Trustee from Fairborne Energy Trust at the same time as such materials are first sent to Fairborne Unitholders. The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the cities of Calgary and Toronto.

4.5 Other Materials

Immediately after receipt by Fairborne Energy Trust or any Unitholder of Fairborne Energy Trust of any material sent or given generally to the Fairborne Unitholders by or on behalf of a third party, including without limitation dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Fairborne Energy Trust shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Fairborne Energy Trust, copies of all such materials received by the Trustee from Fairborne Energy Trust. The Trustee will also make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the cities of Calgary and Toronto.

4.6 List of Persons Entitled to Vote

AcquisitionCo shall: (i) prior to each annual, general or special Fairborne Meeting or the seeking of any Fairborne Consent and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with Fairborne Meeting or a Fairborne Consent, at the close of business on the record date established by Fairborne Energy Trust or pursuant to applicable law for determining the Fairborne Unitholders entitled to receive notice of

and/or to vote at such Fairborne Meeting or to give consent in connection with such Fairborne Consent. Each such List shall be delivered to the Trustee promptly after receipt by AcquisitionCo of such request on the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Trustee to perform its obligations under this Agreement. Fairborne Energy Trust agrees to give AcquisitionCo written notice (with a copy to the Trustee) of the calling of any Fairborne Meeting or the seeking of any Fairborne Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable AcquisitionCo to perform its obligations under this Section 4.6.

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Fairborne Meeting or any Fairborne Consent will be entitled: (i) to instruct the Trustee in the manner described in Section 4.3 hereof with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled; or (ii) to attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by Trustee, and Attendance of Trustee Representative, at Meeting

(a) In connection with each Fairborne Meeting and Fairborne Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3 hereof, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by it for receipt of such instructions in the notice given by the Trustee to the Beneficiary pursuant to section 4.3 hereof;

(b) Subject to receipt of instructions contemplated by Section 4.3(f), the Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Fairborne Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representatives, and at the Beneficiary's request, such representatives shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either:

   (i) has not previously given the Trustee instructions pursuant to Section 4.3 hereof in respect of such meeting; or

   (ii) submits to the Trustee's representatives written revocation of any such previous instructions.

At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials to be distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as Fairborne Energy Trust utilizes in communications to Fairborne Unitholders subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each Beneficiary at its address as shown on the books of AcquisitionCo. AcquisitionCo shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

(a) current lists of the Beneficiaries; and

(b) on the request of the Trustee, mailing labels to enable the Trustee to carry out it duties under this agreement.

The materials referred to above are to be provided by AcquisitionCo to the Trustee, but shall be subject to review and comment by the Trustee.

4.10 Termination of Voting Rights

Except as otherwise provided herein or in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Fairborne Energy Trust, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately, upon the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Rights or the occurrence of the Automatic Exchange Rights (unless in any case Fairborne Energy Trust or ExchangeCo shall not have delivered the consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the retraction or redemption of Exchangeable Shares pursuant to Article 4 or Article 5 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding up its affairs pursuant to Article 6 of the Share Provisions, or upon the purchase of Exchangeable Shares from the Beneficiary thereof by Fairborne Energy Trust or ExchangeCo pursuant to the exercise by Fairborne Energy Trust or ExchangeCo of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right.

ARTICLE 5
EXCHANGE RIGHTS AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Rights

Each of Fairborne Energy Trust and ExchangeCo hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries:

(a) the right (the "Exchange Rights"), upon the occurrence and during the continuance of (any such occurrence being an "Exchange Rights Trigger Event"):

  (i) an Insolvency Event; or

  (ii) circumstances in which Fairborne Energy Trust or ExchangeCo are entitled to exercise any of the Call Rights, but elect not to exercise such Call Rights,

  to require Fairborne Energy Trust or ExchangeCo to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary; and

(b) the Automatic Exchange Rights,

all in accordance with the provisions of this Agreement. Each of Fairborne Energy Trust and ExchangeCo hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Rights and the Automatic Exchange Rights by Fairborne Energy Trust and ExchangeCo to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Rights and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Rights and the Automatic Exchange Rights, provided that the Trustee shall:

(c) hold the Exchange Rights and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(d) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Rights or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Rights in respect of the Exchangeable Shares held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Rights

The Exchange Rights shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Rights only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Rights, the Trustee shall not exercise or permit the exercise of the Exchange Rights.

5.4 Purchase Price

The purchase price payable by Fairborne Energy Trust or ExchangeCo, as applicable, for each Exchangeable Share to be purchased by Fairborne Energy Trust or ExchangeCo, as applicable, under the Exchange Rights shall be an amount per share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights (as provided for in Section 5.6) by the Current Market Price of a Fairborne Unit on the last Business Day prior to such date.

In connection with each exercise of the Exchange Rights, Fairborne Energy Trust or ExchangeCo shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Fairborne Energy Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, a certificate or certificates representing that number of Fairborne Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) equal to the Exchange Ratio as at the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights, such purchase price to be paid in accordance with Section 5.6 (but less any amounts withheld pursuant to Section 5.13). Upon payment by Fairborne Energy Trust or ExchangeCo, as applicable, of such purchase price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of accrued and unpaid dividends (but not in respect of dividends which have been declared and are unpaid) on each such Exchangeable Share by AcquisitionCo.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Exchange Rights Trigger Event, to instruct the Trustee to exercise the Exchange Rights with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of AcquisitionCo. To cause the exercise of the Exchange Rights by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or Toronto or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Fairborne Energy Trust or ExchangeCo to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of AcquisitionCo and such additional documents and instruments as the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo may reasonably require, together with:

(a) a duly completed form of notice of exercise of the Exchange Rights, contained on the reverse of or attached to the Exchangeable Share certificates, stating: (i) that the Beneficiary thereby instructs the Trustee to

exercise the Exchange Rights so as to require Fairborne Energy Trust or ExchangeCo to purchase from the Beneficiary the number of Exchangeable Shares specified therein; (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Fairborne Energy Trust or ExchangeCo, as applicable, free and clear of all liens, claims and encumbrances; (iii) the names in which the certificates representing Fairborne Trust Units issuable in connection with the exercise of the Exchange Rights are to be issued; and (iv) the names and addresses of the persons to whom such new certificates should be delivered; and

(b) payment (or evidence satisfactory to the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement.

If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by Fairborne Energy Trust or ExchangeCo under the Exchange Rights, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of AcquisitionCo.

5.6 Delivery of Fairborne Trust Units; Effect of Exercise

Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires Fairborne Energy Trust or ExchangeCo to purchase under the Exchange Rights, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Rights (and payment of taxes, if any, payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer to Fairborne Energy Trust or ExchangeCo, as applicable, the Trustee shall notify Fairborne Energy Trust, ExchangeCo and AcquisitionCo of its receipt of the same, which notice to Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall constitute exercise of the Exchange Rights by the Trustee on behalf of the holder of such Exchangeable Shares, and Fairborne Energy Trust or ExchangeCo, as applicable, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the holder of such Exchangeable Shares (or to such other persons, if any, properly designated by such holder) the number of Fairborne Trust Units issuable in connection with the exercise of the Exchange Rights, provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. Immediately upon the giving of notice by the Trustee to Fairborne Energy Trust, ExchangeCo and AcquisitionCo of the exercise of the Exchange Rights as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Rights shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to Fairborne Energy Trust or ExchangeCo, as determined by Fairborne Energy Trust at the time, all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive its proportionate part of the total purchase price therefor, unless the requisite number of Fairborne Trust Units is not delivered by Fairborne Energy Trust or ExchangeCo, as applicable, to the Trustee within three Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Fairborne Trust Units are so delivered, by Fairborne Energy Trust or ExchangeCo, as applicable; and (ii) the right to receive declared but unpaid dividends in respect of such Exchangeable Shares. Upon delivery to the Trustee of such Fairborne Trust Units, the Trustee shall deliver such Fairborne Trust Units to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Fairborne Trust Units delivered to it pursuant to the Exchange Rights.

5.7 Exercise of Exchange Rights Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 4 of the Share Provisions to require AcquisitionCo to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "Retracted Shares") and is notified by AcquisitionCo pursuant to Section 4.6 of the Share Provisions that AcquisitionCo will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that neither Fairborne Energy Trust nor ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to AcquisitionCo pursuant to Section 4.1 of the Share Provisions and provided further that the Trustee

has received written notice of same from Fairborne Energy Trust, ExchangeCo or AcquisitionCo, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Rights with respect to those Retracted Shares that AcquisitionCo is unable to redeem. In any such event, AcquisitionCo hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to AcquisitionCo or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to Section 4.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Rights with respect to the Retracted Shares that AcquisitionCo is not permitted to redeem and will require Fairborne Energy Trust or ExchangeCo to purchase such shares in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to Fairborne Energy Trust or ExchangeCo pursuant to the Exchange Rights or the Automatic Exchange Rights, the certificate or certificates representing Fairborne Trust Units to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary: (i) shall pay (and none of Fairborne Energy Trust, ExchangeCo, AcquisitionCo or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary, or (ii) shall have evidenced to the satisfaction of the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo that such taxes, if any, have been paid.

5.9 Notice of Insolvency Event, Call Rights not Exercised

As soon as practicable following the occurrence of: (i) an Insolvency Event; (ii) any event that with the giving of notice or the passage of time or both would be an Insolvency Event; or (iii) the election by Fairborne Energy Trust or ExchangeCo not to exercise a Call Right which is then exercisable by Fairborne Energy Trust or ExchangeCo, Fairborne Energy Trust, ExchangeCo or AcquisitionCo shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Fairborne Energy Trust, ExchangeCo or AcquisitionCo of the occurrence of an Exchange Right Trigger Event, or upon the Trustee becoming aware of an Exchange Right Trigger Event, the Trustee will mail to each Beneficiary, at the expense of Fairborne Energy Trust, a notice of such Exchange Rights Trigger Event in the form provided by Fairborne Energy Trust, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Rights.

5.10 Qualification of Fairborne Trust Units

Fairborne Energy Trust and ExchangeCo covenant that if any Fairborne Trust Units to be issued and delivered pursuant to the Exchange Rights or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian, federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian federal or provincial legal requirement before such securities may be issued and delivered by or on behalf of Fairborne Energy Trust or ExchangeCo to the initial holder thereof or in order that such securities may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Fairborne Energy Trust for purposes of Canadian provincial securities law), Fairborne Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Fairborne Trust Units to be and remain duly registered, qualified or approved. Fairborne Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Fairborne Trust Units to be delivered pursuant to the Exchange Rights or the Automatic Exchange Rights to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchanges or quotation systems on which outstanding Fairborne Trust Units are then principally listed, quoted or posted for trading at such time.

5.11 Fairborne Trust Units

Fairborne Energy Trust and ExchangeCo hereby represent, warrant and covenant that the Fairborne Trust Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12 Automatic Exchange on Liquidation of Fairborne Energy Trust

(a) Fairborne Energy Trust will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by the Board of Directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Fairborne Energy Trust or to effect any other distribution of assets of Fairborne Energy Trust among its unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) as soon as practicable following the earlier of: (A) receipt by Fairborne Energy Trust or AcquisitionCo of notice of; and (B) Fairborne Energy Trust or AcquisitionCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Fairborne Energy Trust or to effect any other distribution of assets of Fairborne Energy Trust among its unitholders for the purpose of winding up its affairs, in each case where Fairborne Energy Trust has failed to contest in good faith any such proceeding commenced in respect of Fairborne Energy Trust within 30 days of becoming aware thereof.

(b) As soon as practicable following receipt by the Trustee from Fairborne Energy Trust of notice of any event (a "Fairborne Liquidation Event") contemplated by Section 5.12(a)(i) or 5.12(a)(ii) above, the Trustee will give notice thereof, in the form provided by Fairborne Energy Trust, to the Beneficiaries. Such notice shall include a brief description of the Automatic Exchange Rights.

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Fairborne Trust Units in the distribution of assets of Fairborne Energy Trust in connection with a Fairborne Liquidation Event, on the fifth Business Day prior to the effective date (the "Fairborne Liquidation Event Effective Date") of a Fairborne Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Fairborne Trust Units (the benefit in favour of Beneficiaries of the obligation of Fairborne Energy Trust and ExchangeCo to effect the automatic exchange of Exchangeable Shares for Fairborne Trust Units as aforesaid is defined as the "Automatic Exchange Rights"). To effect such automatic exchange, Fairborne Energy Trust or ExchangeCo shall purchase on the fifth Business Day prior to the Fairborne Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share determined by multiplying the Current Market Price of a Fairborne Trust Unit on the sixth Business Day prior to the Fairborne Liquidation Event Effective Date and the Exchange Ratio as at the sixth Business Day prior to the Fairborne Liquidation Event Effective Date. Fairborne Energy Trust or ExchangeCo shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Fairborne Energy Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Fairborne Trust Units equal to the Exchange Ratio as at the sixth Business Day prior to the Fairborne Liquidation Event Effective Date, such purchase price to be paid in accordance with Section 5.12(d) (but less any amounts withheld pursuant to Section 5.13).

(d) On the fifth Business Day prior to the Fairborne Liquidation Event Effective Date:

(i) the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Fairborne Trust Units shall be deemed to have occurred;

(ii) each Beneficiary shall be deemed to have transferred to Fairborne Energy Trust or ExchangeCo, as determined by Fairborne Energy Trust at that time, all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate;

(iii) any right of each such Beneficiary to receive declared and unpaid dividends from AcquisitionCo shall be deemed to be satisfied and discharged;

(iv) each such Beneficiary shall cease to be a holder of such Exchangeable Shares; and

(v) Fairborne Energy Trust or ExchangeCo, as applicable, shall deliver or cause to be delivered to the Trustee on behalf of such Beneficiary the Fairborne Trust Units issuable upon the automatic exchange of Exchangeable Shares for Fairborne Trust Units.

(e) Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Fairborne Trust Units issued pursuant to the automatic exchange of Exchangeable Shares for Fairborne Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Fairborne Energy Trust or ExchangeCo, as applicable, pursuant to such automatic exchange shall thereafter be deemed to represent Fairborne Trust Units issued to the Beneficiary pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Fairborne Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as Fairborne Energy Trust and ExchangeCo may reasonably require, Fairborne Energy Trust or ExchangeCo, as applicable, shall deliver or cause to be delivered to the Beneficiary certificates representing Fairborne Trust Units of which the Beneficiary is the holder.

5.13 Withholding Rights

Fairborne Energy Trust, ExchangeCo and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Fairborne Trust Units such amounts as Fairborne Energy Trust, ExchangeCo or the Trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Exchangeable Shares or Fairborne Trust Units, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Fairborne Energy Trust, ExchangeCo and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Fairborne Energy Trust, ExchangeCo or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Fairborne Energy Trust, ExchangeCo or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.14 Non-Resident Holders

Notwithstanding anything contained in this Agreement, the obligation of Fairborne Energy Trust or ExchangeCo to pay the purchase price for the Exchangeable Shares pursuant to the Exchange Rights or the Automatic Exchange Rights in respect of Exchangeable Shares held by a person whom the transfer agent of the Exchangeable Shares believes is located in the United States or a resident of any foreign country or is a partnership (other than a "Canadian partnership" within the meaning of the *Income Tax* (Canada)), shall be satisfied by delivering the Fairborne Trust Units which would have been received by the Trustee, on behalf of affected holder to the transfer agent and registrar for the Exchangeable Shares who shall sell such Fairborne Trust Units on the stock exchange on which the Fairborne Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes).

5.15 No Fractional Entitlements

Notwithstanding anything contained in this Agreement, including without limitation Article 5, no Beneficiary (or the Trustee as trustee for and on behalf of, and for the use and benefit of a Beneficiary) shall be entitled to and Fairborne Energy Trust and ExchangeCo will not deliver fractions of Fairborne Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Article 5, would otherwise result in a Beneficiary (or the Trustee, on behalf of the Beneficiary) receiving a fraction of a Fairborne Unit the Beneficiary (or the Trustee on behalf of the Beneficiary) shall be entitled to receive the nearest whole number of Fairborne Trust Units.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Unit as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) delivery of proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Rights and the Automatic Exchange Rights from Fairborne Energy Trust and ExchangeCo as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Rights and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Fairborne Trust Units and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Rights or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Fairborne Energy Trust, ExchangeCo and AcquisitionCo under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof;

nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

Fairborne Energy Trust, AcquisitionCo and ExchangeCo acknowledge that the Trustee also serves as registrar, transfer agent and distribution disbursing agent for Fairborne Energy Trust, as trustee of the Fairborne Energy Trust pursuant to the Trust Indenture dated as of April 20, 2005 among the Trustee and Fairborne and as trustee pursuant to a note indenture among the Trustee and Fairborne Acquisition Corp. (the "Related Appointments"). The Trustee represents to Fairborne Energy Trust, ExchangeCo and AcquisitionCo that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity and is aware of no potential conflicts of interest other than those that may arise in connection with the Related Appointments. The Trustee shall, within 90 days after it becomes aware that any material conflict of interest exists, including in connection with any Related Appointment, either:

(a) eliminate such material conflict of interest;

(b) resign from any of the Related Appointments so that a material conflict of interest no longer exists; or

(c) resign in the manner and with the effect specified in Article 9.

If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provision of this Section 6.2, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as trustee hereunder.

6.3 Dealings with Transfer Agents, Registrars, etc.

Fairborne Energy Trust, ExchangeCo and AcquisitionCo irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Fairborne Trust Units; and

(b) requisition, from time to time: (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement; and (ii) from the transfer agent of Fairborne Trust Units, and any subsequent transfer agent of such Fairborne Trust Units, the Fairborne Unit certificates issuable upon the exercise from time to time of the Exchange Rights and pursuant to the Automatic Exchange Rights.

Fairborne Energy Trust and AcquisitionCo irrevocably authorize their respective registrars and transfer agents to comply with all such requests. Fairborne Energy Trust covenants that it will supply its transfer agent with duly executed trust unit certificates for the purpose of completing the exercise from time to time of the Exchange Rights and the Automatic Exchange Rights.

6.4 Books and Records

The Trustee shall keep available for inspection by Fairborne Energy Trust, ExchangeCo and AcquisitionCo at the Trustee's principal office in Calgary correct and complete books and records of account relating to the Trust created by this Agreement, including without limitation, all relevant data relating to mailings

and instructions to and from Beneficiaries and all transactions pursuant to the Special Voting Unit, the Exchange Rights and the Automatic Exchange Rights. On or before January 15, 2006, and on or before January 15th in every year thereafter, so long as this Agreement has not been terminated, the Trustee shall transmit to Fairborne Energy Trust, ExchangeCo and AcquisitionCo a brief report, dated as of the preceding December 31st, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Rights, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance of Fairborne Trust Units in connection with the Exchange Rights, during the calendar year ended on such December 31st; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Fairborne Energy Trust, ExchangeCo and AcquisitionCo). If requested by the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Voting Rights pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Rights pursuant to Article 5, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9 Evidence and Authority to Trustee

Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Voting Rights, the Exchange Rights or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo promptly if and when:

(a) such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of ExchangeCo and/or AcquisitionCo or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights, the Exchange Rights or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of ExchangeCo and/or AcquisitionCo it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(c) declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

(d) describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement or opinion; and

(e) declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11 Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for AcquisitionCo, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of AcquisitionCo. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada (including an affiliate of the Trustee) or, with the consent of AcquisitionCo, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits, and the Trustee shall be entitled to receive a fee from such bank, loan or trust company for so depositing such moneys.

6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14 Authority to Carry on Business

The Trustee represents to Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Rights and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in

conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any portion of the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 7
COMPENSATION

7.1 Fees and Expenses of the Trustee

Fairborne Energy Trust, ExchangeCo and AcquisitionCo jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, reasonable fees paid to legal counsel and other experts and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with gross negligence or willful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

Fairborne Energy Trust, ExchangeCo and AcquisitionCo jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees, shareholders and agents (collectively, the "Indemnified Parties") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, gross negligence, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Fairborne Energy Trust, ExchangeCo or AcquisitionCo pursuant hereto.

The Trustee shall notify Fairborne Energy Trust, ExchangeCo and AcquisitionCo of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim, provided that the omission to so notify Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall not relieve Fairborne Energy Trust, ExchangeCo and AcquisitionCo of any liability which any of them may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such claim or action or results in any increase in the liability which Fairborne Energy Trust, ExchangeCo and AcquisitionCo have under this indemnity. Subject to (ii) below, Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall be entitled to participate at their own expense in the defense and, if Fairborne Energy Trust, ExchangeCo and AcquisitionCo so elect at any time after receipt of such notice, any of them may assume the defense of any suit brought to enforce any such claim in which case, the Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Fairborne Energy Trust, ExchangeCo or AcquisitionCo; or (ii) the named parties to any such suit include both the Trustee and Fairborne Energy Trust, ExchangeCo or AcquisitionCo and the Trustee shall have been advised by counsel acceptable to Fairborne Energy Trust, ExchangeCo or AcquisitionCo that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to Fairborne Energy Trust, ExchangeCo or AcquisitionCo and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall not have the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

8.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is principally and directly attributable to fraud, negligence, recklessness, willful misconduct or bad faith on the part of the Trustee.

ARTICLE 9
CHANGE OF TRUSTEE

9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Fairborne Energy Trust, ExchangeCo and AcquisitionCo specifying the date on which it desires to resign, provided that such notice shall not be given less than thirty (30) days before such desired resignation date unless Fairborne Energy Trust, ExchangeCo and AcquisitionCo otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Fairborne Energy Trust, ExchangeCo and AcquisitionCo, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3 Successor Trustee

(a) Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Fairborne Energy Trust, ExchangeCo and AcquisitionCo and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Fairborne Energy Trust, ExchangeCo and AcquisitionCo or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Fairborne Energy Trust, ExchangeCo, AcquisitionCo and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Notwithstanding the foregoing, any corporation to which all or substantially all of the business of the Trustee is transferred shall automatically become the successor trustee without any further act.

(b) Notwithstanding paragraph (a) above and Section 9.4, any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Fairborne Energy Trust, ExchangeCo or AcquisitionCo shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary shown on the register of holders of Exchangeable Shares. If Fairborne Energy Trust, ExchangeCo or AcquisitionCo shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Fairborne Energy Trust, ExchangeCo and AcquisitionCo.

ARTICLE 10
FAIRBORNE ENERGY TRUST SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

Fairborne Energy Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person or continuing entity (herein called the "Fairborne Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Fairborne Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Fairborne Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Fairborne Energy Trust under this Agreement; and

(b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Fairborne Successor, ExchangeCo and AcquisitionCo shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Fairborne Successor shall possess and from time to time may exercise each and every right and power of Fairborne Energy Trust under this Agreement in the name of Fairborne Energy Trust or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors of AcquisitionCo or any officers of AcquisitionCo on behalf of Fairborne Energy Trust may be done and performed with like force and effect by the directors or officers of such Fairborne Successor.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Fairborne Energy Trust with or into Fairborne Energy Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Fairborne Energy Trust provided that all of the assets of such subsidiary are transferred to Fairborne Energy Trust or another wholly-owned direct or indirect subsidiary of Fairborne Energy Trust and any such transactions are expressly permitted by this Article 10.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by Fairborne Energy Trust, ExchangeCo, AcquisitionCo and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions.

11.2 Administrative Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of each of ExchangeCo and AcquisitionCo shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of ExchangeCo and AcquisitionCo and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that such Boards of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to Fairborne Energy Trust, ExchangeCo, AcquisitionCo and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors of AcquisitionCo shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

AcquisitionCo, at the request of Fairborne Energy Trust, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant

hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all applicable laws.

11.4 Changes in Capital of Fairborne Energy Trust and AcquisitionCo

At all times after the occurrence of any event contemplated pursuant to Section 2.6 or 2.7 of the Support Agreement or otherwise, as a result of which either Fairborne Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Fairborne Trust Units or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time AcquisitionCo (when authorized by a resolution of its Board of Directors), Fairborne Energy Trust (when authorized by a resolution of the Board of Directors of AcquisitionCo) and ExchangeCo (when authorized by a resolution of the Board of Directors of ExchangeCo) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Fairborne Successors and the covenants of and obligations assumed by each such Fairborne Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Exchange Rights or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Fairborne Energy Trust, ExchangeCo, AcquisitionCo, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of Fairborne Energy Trust, ExchangeCo and AcquisitionCo elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

12.2 Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1 Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

13.2 Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

13.3 Notices to Parties

All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a) if to Fairborne Energy Trust, AcquisitionCo or ExchangeCo, at:

c/o Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

Attention: President and Chief Executive Officer
Telecopier No.: (403) 290-7751

(b) if to the Trustee, at:

Computershare Trust Company of Canada
710, 530 – 8th Avenue SW
Calgary, Alberta
T2P 3S8

Attention: Manager, Corporate Trust
Telecopier No.: (403) 267-6598

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

13.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of AcquisitionCo from time to time in force in respect of notices to shareholders and shall

be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.5 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.6 Assignment by and Successor to ExchangeCo

Notwithstanding any other provision in this Agreement to the contrary, ExchangeCo may transfer or assign its rights and interest in or under this agreement to any affiliate of AcquisitionCo or Fairborne Energy Trust ("successor corporation"); provided that the successor corporation shall expressly assume, by agreement satisfactory in form to the parties hereto and executed and delivered to the parties hereto, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by ExchangeCo.

13.7 Jurisdictions

This Agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

13.8 Attornment

Each of the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the such courts in any such action or proceeding, agrees to be bound by any judgment of the such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

13.9 *Liability of the Trust*

The parties hereto acknowledge that Fairborne Energy Ltd. is entering into this agreement solely in its capacity as authorized attorney on behalf of Fairborne Energy Trust and the obligations of Fairborne Energy Trust hereunder shall not be personally binding upon Fairborne Energy Ltd. or any holder of Fairborne Trust Units and that any recourse against Fairborne Energy Trust, Fairborne Energy Ltd. or any holder of Fairborne Trust Units in any manner in respect of any indebtedness, obligation or liability of Fairborne Energy Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of April 20, 2005 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

FAIRBORNE ENERGY TRUST,
by its authorized attorney, Fairborne Energy Ltd.

By: (signed) *"Richard A. Walls"*
Name: Richard A. Walls
Title: Chairman

FAIRBORNE ACQUISITION CORP.

By: (signed) *"Steven R. VanSickle"*
Name: Steven R. VanSickle
Title: President and Chief Executive Officer

FAIRBORNE EXCHANGECO LTD.

By: (signed) *"Robert A. Maitland"*
Name: Robert A. Maitland
Title: Vice President, Finance and Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By: (signed) *"Jacqueline M. Spink"*
Name: Jacqueline M. Spink
Title: Professional, Corporate Trust

By: (signed) *"Craig Fisher"*
Name: Craig Fisher
Title: Relationship Manager

SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 1st day of June, 2005.

AMONG:

FAIRBORNE ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Fairborne Energy Trust")

- and -

FAIRBORNE ACQUISITION CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "AcquisitionCo" or "Fairborne")

- and -

FAIRBORNE EXCHANGECO LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ExchangeCo")

WHEREAS pursuant to an arrangement agreement dated as of April 25, 2005 among Fairborne Energy Ltd., Fairquest Energy Limited, AcquisitionCo, ExchangeCo and Fairborne Energy Trust (such agreement, as it may be further amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a support agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of AcquisitionCo, which were issued pursuant to the Arrangement;

AND WHEREAS the articles of AcquisitionCo set forth the rights, privileges, restrictions and conditions (collectively, the "Share Provisions") attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby Fairborne Energy Trust and ExchangeCo will take certain actions and make certain payments and deliveries necessary to ensure that AcquisitionCo will be able to make certain payments and to deliver or cause to be delivered trust units ("Fairborne Trust Units") of Fairborne Energy Trust in satisfaction of the obligations of AcquisitionCo under the Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this agreement into Articles, Sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number and/or a letter refer to the specified Article or Section of this agreement. The terms "this agreement", "hereof", "herein" and "hereunder"

and similar expressions refer to this agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4 Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
COVENANTS OF FAIRBORNE ENERGY TRUST, EXCHANGECO AND ACQUISITIONCO

2.1 Covenants of Fairborne Energy Trust and ExchangeCo Regarding Exchangeable Shares

So long as any Exchangeable Shares are outstanding, Fairborne Energy Trust and ExchangeCo each agree that:

(a) Fairborne Energy Trust will, as soon as practicable following the declaration of any Distribution, issue a press release as to the resulting change in the Exchange Ratio for the Exchangeable Shares;

(b) Fairborne Energy Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Fairborne Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 6 of the Share Provisions;

(c) Fairborne Energy Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by AcquisitionCo, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Fairborne Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 4 or Article 5 of the Share Provisions, as the case may be; and

(d) Fairborne Energy Trust will not exercise its vote as a shareholder of AcquisitionCo to initiate the voluntary liquidation, dissolution or winding-up of AcquisitionCo nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of AcquisitionCo.

2.2 Segregation of Funds

Subject to the exercise by Fairborne Energy Trust or ExchangeCo of any of the Call Rights, Fairborne Energy Trust will cause AcquisitionCo to, from time to time, deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such assets and other property as is necessary to enable AcquisitionCo to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, in each case for the benefit of holders from time to time of the Exchangeable Shares, and AcquisitionCo will use such funds, assets and other property so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as

applicable, net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

2.3 Notification of Certain Events

In order to assist Fairborne Energy Trust and ExchangeCo to comply with their respective obligations hereunder, AcquisitionCo will give Fairborne Energy Trust and ExchangeCo notice of each of the following events at the time set forth below:

(a) immediately, in the event of any determination by the Board of Directors of AcquisitionCo to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b) immediately, upon the earlier of: (i) receipt by AcquisitionCo of notice of; and (ii) AcquisitionCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs;

(c) immediately, upon receipt by AcquisitionCo of a Retraction Request;

(d) at least 90 days prior to any Redemption Date;

(e) as soon as practicable upon the issuance by AcquisitionCo of any Exchangeable Shares or any rights to acquire same; and

(f) in the event of any determination by the Board of Directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.4 Delivery of Fairborne Trust Units

In furtherance of its obligations hereunder, upon notice of any event which requires AcquisitionCo to cause to be delivered Fairborne Trust Units to any holder of Exchangeable Shares, subject to the exercise by Fairborne Energy Trust or ExchangeCo of any of the Call Rights, Fairborne Energy Trust shall forthwith issue and deliver the requisite Fairborne Trust Units to or to the order of the former holder of the surrendered Exchangeable Shares, as AcquisitionCo shall direct. All such Fairborne Trust Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.

2.5 Qualification of Fairborne Trust Units

Fairborne Energy Trust covenants that if any Fairborne Trust Units (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder (including for greater certainty, in payment of or pursuant to, as applicable, the Liquidation Amount, the Retraction Price, the Redemption Price, the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right, the Exchange Rights or the Automatic Exchange Rights) (as that term is defined in the Voting and Exchange Trust Agreement)), require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the "Applicable Laws") before such securities (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) may be delivered by Fairborne Energy Trust or ExchangeCo to the initial holder thereof (other than AcquisitionCo) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of Fairborne Energy Trust for purposes of Canadian federal or provincial securities law), Fairborne Energy Trust

and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause such Fairborne Trust Units (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be and remain duly registered, qualified or approved. Fairborne Energy Trust and ExchangeCo represent and warrant that they have in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the Fairborne Trust Units (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered pursuant to the Share Provisions or the terms of the Voting Exchange Trust Agreement to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of Fairborne Energy Trust for the purposes of Canadian federal and provincial securities law). Fairborne Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Fairborne Trust Units (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be delivered pursuant to the Share Provisions or the terms of the Voting Exchange Trust Agreement to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.6 Equivalence

(a) Fairborne Energy Trust will not:

(i) issue or distribute additional Fairborne Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Fairborne Trust Units) to the holders of all or substantially all of the then outstanding Fairborne Trust Units by way of stock distribution or other distribution, other than an issue of Fairborne Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Fairborne Trust Units) to holders of Fairborne Trust Units who exercise an option to receive distributions in Fairborne Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Fairborne Trust Units) in lieu of receiving cash distributions;

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Fairborne Trust Units entitling them to subscribe for or to purchase Fairborne Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Fairborne Trust Units);

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Fairborne Trust Units:

(A) securities of Fairborne Energy Trust of any class other than Fairborne Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Fairborne Trust Units);

(B) rights, options or warrants other than those referred to in Section 2.6(a)(ii) above;

(C) evidences of indebtedness of Fairborne Energy Trust; or

(D) assets of Fairborne Energy Trust other than Distributions which result in an adjustment to the Exchange Ratio;

(iv) subdivide, redivide or change the then outstanding Fairborne Trust Units into a greater number of Fairborne Trust Units; or

(v) except as provided in Section 3.8 of the Trust Indenture, reduce, combine or consolidate or change the then outstanding Fairborne Trust Units into a lesser number of Fairborne Trust Units; or

(vi) reclassify or otherwise change the Fairborne Trust Units or effect an amalgamation, merger, reorganization or other transaction affecting the Fairborne Trust Units;

unless

(vii) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(viii) it has received the prior written approval of AcquisitionCo and the approval of the holders of the Exchangeable Shares at meeting of holders of Exchangeable Shares.

(b) Fairborne Energy Trust will ensure that the record date for any event referred to in section 2.6(a) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by Fairborne Energy Trust (with simultaneous notice thereof to be given by Fairborne Energy Trust to AcquisitionCo).

2.7 Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to Fairborne Trust Units (a "Bid") is proposed by Fairborne Energy Trust or is proposed to Fairborne Energy Trust or the holders of Fairborne Trust Units, and is recommended by the board of directors of Fairborne Energy Ltd. or the board of directors of AcquisitionCo, as applicable, or is otherwise effected or to be effected with the consent or approval of the board of directors of Fairborne Energy Ltd. or the board of directors of AcquisitionCo, as applicable, Fairborne Energy Trust or AcquisitionCo or both shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Fairborne Trust Units, without discrimination, including, without limiting the generality of the foregoing, Fairborne Energy Trust or AcquisitionCo or both will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by Fairborne Energy Trust or AcquisitionCo or both or where Fairborne Energy Trust or AcquisitionCo or both is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against AcquisitionCo (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).

2.8 Ownership of Outstanding Shares

Fairborne Energy Trust covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Fairborne Energy Trust, ExchangeCo or any of their respective affiliates, Fairborne Energy Trust will, unless approval to do otherwise is obtained in accordance with Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of AcquisitionCo; provided that Fairborne Energy Trust will not be in violation of this provision if a party acquires all or substantially all of the assets of Fairborne Energy Trust.

2.9 Fairborne Energy Trust and ExchangeCo Not to Vote Exchangeable Shares

Fairborne Energy Trust and ExchangeCo covenant and agree that they will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by Fairborne Energy Trust, ExchangeCo or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Fairborne Energy Trust and ExchangeCo further covenant and agree that they will not, and will cause their respective affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.10 Due Performance

On and after the Effective Date, Fairborne Energy Trust and ExchangeCo shall duly and timely perform all of their obligations under the Share Provisions.

2.11 No Specified Financial Institution

On and after the effective date hereof and until AcquisitionCo no longer has any Exchangeable Shares issued and outstanding, neither Fairborne Energy Trust nor ExchangeCo nor any of its Affiliates will be a "specified financial institution" as that term is defined in the *Income Tax Act* (Canada).

2.12 Exercise of Call Rights

Fairborne Energy Trust and ExchangeCo covenant and agree that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Fairborne Energy Trust, ExchangeCo or any of their respective affiliates, Fairborne Energy Trust and ExchangeCo will formulate a policy respecting whether Fairborne Energy Trust and ExchangeCo or either of them will exercise any of the Call Rights.

ARTICLE 3
FAIRBORNE ENERGY TRUST SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

Fairborne Energy Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a) such other person or continuing entity (herein called the "Fairborne Energy Trust Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Fairborne Energy Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Fairborne Energy Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Fairborne Energy Trust under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the Fairborne Energy Trust Successor, ExchangeCo and AcquisitionCo shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Fairborne Energy Trust Successor shall possess and from time to time may exercise each and every right and power of Fairborne Energy Trust under this agreement in the name of Fairborne Energy Trust or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the Board of Directors of AcquisitionCo or any officers of AcquisitionCo on behalf of Fairborne Energy Trust may be done and performed with like force and effect by the directors or officers (or other agents or governing body) of such Fairborne Energy Trust Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Fairborne Energy Trust with or into Fairborne Energy Trust or the winding-up, liquidation or

dissolution of any wholly-owned subsidiary of Fairborne Energy Trust provided that all of the assets of such subsidiary are transferred to Fairborne Energy Trust or another wholly-owned direct or indirect subsidiary of Fairborne Energy Trust and any such transactions are expressly permitted by this Article 3.

ARTICLE 4
GENERAL

4.1 Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than Fairborne Energy Trust, ExchangeCo or any of their respective subsidiaries or affiliates.

4.2 Changes in Capital of Fairborne Energy Trust and AcquisitionCo

Notwithstanding the provisions of section 4.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.6 or 2.7 hereof, as a result of which either Fairborne Trust Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Fairborne Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4 Amendments, Modifications, Etc.

This agreement may not be amended, modified or waived except by an agreement in writing executed by Fairborne Energy Trust, ExchangeCo and AcquisitionCo and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Share Provisions.

4.5 Amendments

Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a) adding to the covenants of Fairborne Energy Trust, ExchangeCo, AcquisitionCo or any combination of them for the protection of the holders of the Exchangeable Shares provided that the Board of Directors of ExchangeCo and the board of directors of AcquisitionCo are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the board of directors of each of AcquisitionCo and ExchangeCo, having in mind the best interests of the holders of Exchangeable Shares it may be expedient to make, provided that such boards of directors, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the holders of Exchangeable Shares; or

(c) making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that the

board of directors of ExchangeCo and the Board of Directors of AcquisitionCo are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6 Meeting to Consider Amendments

AcquisitionCo, at the request of Fairborne Energy Trust, ExchangeCo, or any combination of them, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all Applicable Laws.

4.7 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.8 Enurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9 Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice) to Fairborne Energy Trust, AcquisitionCo or ExchangeCo to:

Fairborne Energy Trust
c/o Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, Alberta T2P 3H5

Attention: President and Chief Executive Officer
Facsimile No. (403) 290-7751

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10 Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11 Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

4.12 Attornment

Each of Fairborne Energy Trust, ExchangeCo and AcquisitionCo agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.13 Assignment by and Successor to ExchangeCo

Notwithstanding any other provision in this agreement to the contrary, ExchangeCo may transfer or assign its rights and interest in or under this agreement to any affiliate of AcquisitionCo or Fairborne Energy Trust ("successor corporation"); provided that the successor corporation shall expressly assume, by agreement satisfactory in form to the parties hereto and executed and delivered to parties hereto, the due and punctual performance and observance of each and every covenant and condition of this agreement to be performed and observed by ExchangeCo.

4.14 Liability of the Trust

The parties hereto acknowledge that Fairborne Energy Ltd. is entering into this agreement solely in its capacity as authorized attorney on behalf of Fairborne Energy Trust and the obligations of Fairborne Energy Trust hereunder shall not be personally binding upon Fairborne Energy Ltd. or any holder of Fairborne Trust Units and that any recourse against Fairborne Energy Trust, Fairborne Energy Ltd. or any holder of Fairborne Trust Units in any manner in respect of any indebtedness, obligation or liability of Fairborne Energy Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of April 20, 2005 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

FAIRBORNE ENERGY TRUST,
by its authorized attorney,
Fairborne Energy Ltd.

By: (signed) *"Richard A. Walls"*
Name: Richard A. Walls
Title: Chairman

FAIRBORNE ACQUISITION CORP.

By: (signed) *"Steven R. VanSickle"*
Name: Steven R. VanSickle
Title: President and Chief Executive Officer

FAIRBORNE EXCHANGECO LTD.

By: (signed) *"Robert A. Maitland"*
Name: Robert A. Maitland
Title: Vice President, Finance and Chief Financial Officer

ADMINISTRATION AGREEMENT

between

COMPUTERSHARE TRUST COMPANY OF CANADA

and

FAIRBORNE ENERGY LTD.

Dated as of May 25, 2005

TABLE OF CONTENTS

Page

ADMINISTRATION AGREEMENT

This Administration Agreement is made effective as of the 25th day of May, 2005 between COMPUTERSHARE TRUST COMPANY OF CANADA in its capacity as Trustee (the "**Trustee**") of Fairborne Energy Trust (the "**Trust**") and FAIRBORNE ENERGY LTD., an Alberta corporation, as administrator under the Trust Indenture (the "**Administrator**").

WHEREAS the Trustee wishes to retain the Administrator to provide certain administrative and advisory services in connection with the Trust and the Units (as defined herein);

AND WHEREAS the Administrator is willing to provide administrative and advisory services on the terms and conditions hereinafter set out;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants herein contained and other good and valuable consideration receipt of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definition

In this Agreement, unless the context otherwise requires, the following terms shall have the following respective meanings:

(a) "**affiliate**" shall have the meaning ascribed to that term in the *Securities Act* (Alberta) as at the date hereof;

(b) "**associate**" shall have the meaning ascribed to that term in the *Securities Act* (Alberta) as at the date hereof;

(c) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, Alberta, for the transaction of banking business;

(d) "**GST**" means goods and services tax under the *Excise Tax Act* (Canada);

(e) "**person**" means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture or other entity or organization of whatever nature;

(f) "**Transfer Agent**" means the transfer agent from time to time for the Units;

(g) "**Trust**" means Fairborne Energy Trust, a trust governed by the Trust Indenture;

(h) "**Trust Fund**" has the meaning set out in the Trust Indenture;

(i) "**Trust Indenture**" means the trust indenture dated as of April 20, 2005 by which the Trust is governed, as amended or as amended and restated from time to time;

(j) "**Unitholders**" means the holders of Units in the Trust; and

(k) "**Units**" means trust units of the Trust.

1.2 Additional Definitions

Unless the context otherwise requires, capitalized terms used in this Agreement without definition that are defined in the Trust Indenture shall have the meaning ascribed thereto in the Trust Indenture.

1.3 Interpretation

In this Agreement, except as otherwise expressly provided:

(a) "this Agreement" means this agreement, as amended and in effect from time to time;

(b) any reference in this Agreement to a designated "Article", "section", "subsection", "schedule" or other subdivision is a reference to the designated Article, Section, subsection, schedule or other subdivision of this Agreement;

(c) the recitals hereto are incorporated into and form part of this Agreement;

(d) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, subsection, schedule or other subdivision of this Agreement;

(e) the division of this Agreement into Articles, Sections, subsections, schedules and other subdivisions and the provision of headings are for convenience of reference only and shall not affect the interpretation of the provisions to which they relate or of any other provisions hereof;

(f) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include any other gender, the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto;

(g) all dollar amounts are stated and are to be paid in lawful currency of Canada;

(h) where the time for doing an act falls or expires on a day which is not a Business Day, the time for doing such act is extended to the next Business Day; and

(i) any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto in effect on the date of this Agreement unless otherwise specifically provided.

1.4 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the courts of such province shall have non-exclusive jurisdiction over any dispute hereunder, to which jurisdiction the parties attorn.

1.5 References to Acts Performed by the Trust

For greater certainty, where any reference is made in this Agreement to an act to be or not to be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be or not to be performed by the Trustee on behalf of the Trust.

1.6 Liability of Trustee and Unitholders

The parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee of the Trust and the obligations of the Trustee hereunder shall not be personally binding upon the Trustee or any of the Unitholders of the Trust and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund.

ARTICLE 2
ADMINISTRATION OF THE TRUST

2.1 General Delegation of Authority

Subject to and in accordance with the terms, conditions and limitations of the Trust Indenture and to the other provisions of this Agreement, the Trustee hereby delegates to the Administrator, and the Administrator hereby accepts the delegation of, the authority and responsibility provided for herein, and agrees to be responsible for the administration and management of all general and administrative affairs of the Trust in accordance with the provisions hereof.

2.2 Specific Delegation of Authority

It is acknowledged and agreed that in furtherance of its obligations under Section 2.1 to perform certain of the Trustee's duties and responsibilities under the Trust Indenture and to administer and manage the general and administrative affairs of the Trust, and not in limitation thereof, the Administrator will, subject to the direction of the Trustee:

(a) keep and maintain at its offices in Calgary, Alberta at all times books, records and accounts which shall contain particulars of operations, receipts, disbursements and investments relating to the Trust Fund and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit the preparation of financial statements in accordance with Canadian generally accepted accounting principles which, as early as practicable, shall be in accordance with those required to be kept by a distributing corporation (as defined in the *Business Corporations Act* (Alberta)) (except that nothing herein shall be construed as requiring the books, records or documents of the Administrator to be audited) and in each case shall also be in accordance with those required to be kept by a reporting issuer under applicable securities legislation in Canada and those required of the Trust under the *Income Tax Act* (Canada) and the Income Tax Regulations applicable with respect thereto and the *Excise Tax Act* (Canada), all as amended from time to time;

(b) prepare all returns, filings and documents and make all determinations necessary for the discharge of the Trustee's obligations under Sections 16.2, 16.3, 16.4, 16.5, 16.6 and 16.7 of the Trust Indenture;

(c) monitor the tax status of the Trust, including without limitation compliance with Subsection 108(2) and 132(6) of the Tax Act, and provide information to the Trustee regarding the taxable portions of distributions;

(d) prepare and submit all tax returns and filings to the Trustee in sufficient time prior to the dates upon which they must be filed so that the Trustee has a reasonable opportunity to review them, approve them, execute them and return them to the Administrator, and arrange for their filing within the time required by applicable tax law;

(e) provide advice with respect to the Trust's obligations as a reporting issuer and ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation including the preparation and filing of reports and other documents with all applicable regulatory authorities;

(f) provide investor relations services to the Trust including assisting with communications with Unitholders;

(g) at the request and under the direction of the Trustee, call and hold all annual and/or special meetings of the Unitholders pursuant to Article 10 of the Trust Indenture, prepare all materials (including notices of meetings and information circulars) in respect thereof and submit all such materials to the Trustee in sufficient time prior to the dates upon which they must be mailed, filed or otherwise relied upon so that the Trustee has a reasonable opportunity to review them, approve them, execute them and return them to the Administrator for filing or mailing or otherwise;

(h) all matters relating to the following: (i) an Offering including, without limitation, the timing and terms thereof; (ii) ensuring compliance with all applicable laws, including in relation to an Offering; (iii) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the entering into, terms of, and amendment from time to time of the Material Contracts; (v) all matters concerning any subscription agreement or Underwriting Agreement; (vi) all matters relating to the Plan of Arrangement and the Trust Reorganization; (vii) all matters concerning the entering into, terms of, and amendment from time to time of, a distribution reinvestment plan; and (ix) all matters relating to amending the Corporation's articles to create a class or classes of exchangeable shares;

(i) provide office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary to perform its obligations hereunder;

(j) provide or cause to be provided such audit, accounting, engineering, legal, insurance and other professional services as are reasonably required or desirable for the purposes of the Trust and provide or cause to be provided such legal, engineering, financial and other advice and analysis as the Trustee may require or desire to permit it to make informed decisions in connection with the discharge by it of its responsibilities as Trustee, to the extent such advice and analysis can be reasonably provided or arranged by the Administrator;

(k) provide assistance in negotiating the terms of any financing required by the Trust or otherwise in connection with the Trust Fund;

(l) take all action reasonably necessary in connection with, or in relation to, those matters referred to in Section 3.9 of the Trust Indenture;

(m) take all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 7.4 of the Trust Indenture;

(n) take all actions reasonably necessary in connection with, or in relation to, all matters relating to the redemption of Units pursuant to Article 18 of the Trust Indenture;

(o) take all actions reasonably necessary in connection with, or in relation to, the voting rights on any investments held by the Trust Fund or any Subsequent Investments;

(p) take all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 7.2(a), (c), (e), (i), (j), (l), (o), (p), (q), (r), (s), (v), (w), (x), (y) and (z) of the Trust Indenture;

(q) take all actions reasonably necessary in connection with, or in relation to, the Trust providing indemnities for the directors and officers of the Administrator and any affiliates of the Trust or the Administrator;

(r) provide or cause to be provided to the Trustee any services reasonably necessary for the Trustee to be able to consider any future acquisitions or divestitures by the Trustee of any portion of the Trust Fund;

(s) administer all of the records and documents relating to the Trust Fund other than maintenance of a register of Unitholders;

(t) provide advice and, at the request and under the direction of the Trustee, direction to the Transfer Agent;

(u) take all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 7.1(b) and Article 8 of the Trust Indenture;

(v) provide advice and assistance to the Trustee with respect to the performance of the obligations of the Trust and the enforcement of the rights of the Trust under all agreements entered into by the Trust;

(w) monitor the status of the Units as eligible investments for registered retirement savings plans, registered educational savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act) and immediately provide the Trustee with written notice when the Administrator reasonably foresees that such Units may cease to have such status, or, if not reasonably foreseen, when the Units cease to have such status;

(x) ensuring that the Trust elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Tax Act to be a "mutual fund trust" within the meaning of the Tax Act since inception, assuming the requirements for such election are met;

(y) monitoring the investments of the Trust to ensure compliance with Section 4.3 of the Trust Indenture that the aggregate cost amount of the "foreign property" of the Trust does not exceed the limits prescribed in the Tax Act, the result of which would be that the Trust Units of the Trust would be "foreign property";

(z) in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Trust Indenture or any other agreement, the Administrator shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Trust Indenture or any other agreement and the Administrator is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to a Unitholder, the Administrator shall be permitted to withhold amounts from other distributions to satisfy the Administrator's withholding tax obligations;

(aa) provide such additional administrative and support services pertaining to the Trust, the Trust Fund and the Units and matters incidental thereto as may be reasonably requested by the Trustee from time to time;

(bb) administer all matters relating to the Trust, including: (i) determining, from time to time, all amounts required to be determined pursuant to Article 5 of the Trust Indenture, including the amounts available for distribution to Unitholders, and arranging for payment thereof to the Unitholders in accordance with Article 5 of the Trust Indenture; (ii) providing Unitholders with periodic reports on the Properties; and (iii) providing Unitholders with financial reports and tax information relating to the Properties;

(cc) provide management services for the economic and efficient exploitation of the Properties; and

(dd) recommend, carry out and monitor property acquisitions and dispositions and exploitation and development programs for the Trust.

2.3 Restrictions on Delegation of Authority

Notwithstanding any other provisions of this Agreement, the Trustee shall not and is not hereby delegating to the Administrator any authority to manage the following affairs of the Trust:

(a) the issue, certification, countersigning, transfer, exchange and cancellation of certificates representing Units;

(b) the maintenance of a register of Unitholders;

(c) the delivery of distributions to Unitholders out of funds provided to it, although the calculation of distributions shall be made by the Administrator and approved by the board of directors of the Administrator and submitted by the Administrator to the Trustee for distribution to the Unitholders;

(d) the mailing of notices, financial statements and reports provided by the Administrator to Unitholders pursuant to Sections 14.1, 16.2 and 16.3 of the Trust Indenture, although the Administrator shall be responsible for the preparation or causing the preparation of such notices, financial statements and reports; and

(e) the provision of a basic list of registered Unitholders (as defined in the Trust Indenture) to Unitholders in accordance with the procedures outlined in the Trust Indenture.

2.4 Power and Authorities of the Administrator

Subject to any direction of the Trustee from time to time, the Administrator shall have full right, power and authority to do and refrain from doing all such things as are necessary or appropriate in order to discharge its duties hereunder. In particular, and without limiting the generality of the foregoing, the Administrator shall have full right, power and authority to execute and deliver all contracts, leases, licences and other documents and agreements, to make applications and filings with governmental and regulatory authorities and to take such other actions as the Administrator considers appropriate in connection with the Trust in the name of and on behalf of the Trust and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Trust, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Unitholders in accordance with the Trust Indenture or take any action required to be taken by the Trustee under the Trust Indenture and not otherwise delegated to the Administrator pursuant to the Trust Indenture or this Agreement or take any action requiring approval of the Trustee without such approval having been given.

2.5 Distributions to Unitholders

In connection with determining the amounts payable from time to time to Unitholders and arranging for distributions to them, it is understood and agreed that the Administrator shall determine from time to time the amounts available for distribution to Unitholders and shall provide a written statement thereof to the Trustee prior to the date on which such distribution must be made and shall cause such amount to be paid by the Transfer Agent on behalf of the Trust following the declaration by the Trustee that such amounts are due and payable by the Trust pursuant to Article 5 of the Trust Indenture; provided however that the Administrator shall not be obligated to make any such payment unless the Administrator has monies of the Trust available to make such distribution.

2.6 Certificate

The Administrator shall deliver to the Trustee at any time upon the demand of the Trustee, a certificate signed by a senior officer of the Administrator stating that:

(a) the Administrator has complied with all of its duties contained in this Agreement and the Trust Indenture, which, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute a default of the Administrator under this Agreement or the Trust Indenture or, if there has been a failure so to comply, giving particulars thereof;

(b) to the extent the Administrator has assumed powers, duties and responsibilities of the Trustee pursuant to Section 2.1 hereof, it and the Trust are in compliance with the Trust Indenture;

(c) the Trust is a "unit trust" or a "mutual fund trust" for the purposes of the Tax Act; and

(d) as at the end of such time period requested by the Trustee, the Units were eligible investments for registered retirement savings plans, registered retirement income funds, registered education savings plans, and deferred profit sharing plans (all within the meaning of the Tax Act).

2.7 Notice to Trustee

The Administrator shall provide the Trustee prompt notice of any event or circumstance of which the Administrator shall become aware where the Trustee is required by the Trust Indenture to take specific action.

ARTICLE 3
PAYMENT OF EXPENSES

3.1 Payment of Expenses

The Administrator shall be reimbursed by the Trust for all outlays and expenses to third parties (including all applicable GST thereon) incurred by the Administrator in the administration of, and that are reasonably attributable to, the affairs of the Trust and the performance by the Administrator of its duties hereunder (including costs and expenses incurred in calling and convening meetings of Unitholders, in reporting to Unitholders and in making distributions to Unitholders).

3.2 Fees

The Administrator shall be entitled to the payment by the Trust of such reasonable fees as the Administrator and the Trust may agree to from time to time (including all applicable GST thereon) in consideration of the services provided by the Administrator to the Trust under this Agreement.

3.3 Remuneration and Expenses of the Trustee

The Administrator shall direct or cause the payment on behalf of the Trust of the remuneration and expenses of the Trustee as provided in Section 7.6 of the Trust Indenture.

ARTICLE 4
CONDUCT OF THE ADMINISTRATOR

4.1 Administrator's Acknowledgement

The Administrator acknowledges and agrees that it has received a copy of the Trust Indenture and is familiar with and understands the responsibilities and duties of the Administrator and the Trustee thereunder, including those which are being delegated to the Administrator under this Agreement. The Administrator agrees to comply in all respects with the provisions of the Trust Indenture in the performance of its duties and obligations hereunder.

4.2 Standard of Care and Delegation

(a) In exercising its powers and discharging its duties under this Agreement, the Administrator shall act honestly and in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Administrator's objective in exercising its powers and discharging its duties hereunder shall be to maximize the income distributable to the Unitholders to the extent consistent with long-term growth in the value of the Trust. In pursuing such objective, the Administrator will employ prudent oil and natural gas business practices. All of the Administrator's activities in relation to this Agreement and the Trust will be conducted in accordance with applicable laws with a view to the best interests of the Unitholders and the Trust.

(b) The Administrator may delegate specific aspects of its obligations hereunder to any person, including any of its affiliates or associates and including the Transfer Agent, provided that:

(i) such delegation shall not relieve the Administrator of any of its obligations under this Agreement and provided that the Administrator shall not delegate any of its obligations hereunder to manage and administer the affairs of the Trust unless the Administrator shall have notified the Trustee of the name of the person or persons to which delegation is to be made and the terms and conditions thereof and the Trustee has provided prior written consent to such delegation; and

(ii) the Administrator shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivities of any person to which any such obligations may have been delegated provided that in making such specific delegation, the Administrator acted in accordance with subsection 4.2(a).

4.3 Liability

The Administrator shall not be liable, answerable or accountable to the Trust for:

(a) any loss or damage resulting from, incidental to or relating to the provision of the services provided for hereunder, including any exercise or refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from a breach by the Administrator of the standard of care set forth in Section 4.2(a); or

(b) any reasonable reliance by the Administrator in performing its obligations hereunder on:

(i) statements of fact of other persons (any of which may be persons with which the Administrator is affiliated or associated) who are reasonably considered by the Administrator to be knowledgeable of such facts; or

(ii) the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert who is reasonably considered by the Administrator to be a person on whom reliance should be had under the circumstances;

provided that in obtaining such statements of fact, opinions, advice or information, the Administrator acted in accordance with subsection 4.2(a).

4.4 No Liability for Advice

The Administrator shall not be liable, answerable or accountable for any loss or damage resulting from the advice given to the Trust by the Administrator or the exercise by the Administrator of a discretion or its refusal to exercise a discretion, provided that the Administrator acted in accordance with subsection 4.2(a).

4.5 Conflict of Interest

(a) To the extent there is a conflict of interest between the Administrator acting in that capacity and the Trust in respect of any matter, the Administrator shall resolve such conflicts, on a basis consistent with the objectives of each group of interested parties all consistent with the duty of the Administrator to deal fairly and in good faith with each group or persons.

(b) In the event that the interests of the Administrator are in conflict with those of the Trust or the Unitholders, the Administrator shall make decisions acting in good faith, having regard to the best interests of the Unitholders and the Trust and in a manner that would not contravene its fiduciary obligations to the Trust and to Unitholders.

4.6 Confidentiality

Subject to Section 2.2, the Administrator shall not, without the prior written consent of the Trustee, disclose to any third party any information about the Trust acquired or developed pursuant to the performance of services under this Agreement except that consent shall not be required for the following disclosure:

(a) information disclosed as required by law or the regulations pursuant thereto, rules or policies of any stock exchange on which any Units are listed or as may be required by the regulations or policies of any

securities commission or other securities regulatory agency, governmental agency or other authority of competent jurisdiction and the requirements of any court; or

(b) information disclosed as necessary for the purposes of any debt or equity financing undertaken by the Trust; or

(c) information disclosed that the Administrator acting reasonably deems to be necessary to be disclosed on a confidential basis for the proper performance of its duties and obligations under this Agreement, including without limitation, disclosure of information to consultants and other third parties engaged by or assisting the Administrator in accordance with the terms of this Agreement in order to carry out the purposes of this Agreement.

The provisions of this Section 4.6 shall not merge upon the termination of this Agreement.

4.7 Indemnification of the Administrator

The Administrator and any person who, at the request of the Administrator, is serving or shall have served as a director, officer, employee, advisor, partner, consultant, agent or subcontractor of the Administrator shall be indemnified and saved harmless by the Trust against all losses (other than loss of profit), claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from and related in any manner to the provision of services and the performance of obligations by the Administrator pursuant to this Agreement, unless such indemnified party is found liable for or guilty of fraud, wilful default or gross negligence. The foregoing right of indemnification shall not be exclusive of any other rights to which the Administrator or any person referred to in this Section 4.7 may be entitled as a matter of law or equity or which may be lawfully granted to him.

4.8 Indemnification of the Trust and the Trustee

The Trust, the Trustee and any person who, at the request of the Trustee, is serving or shall have served as an officer, employee, advisor, consultant, agent or subcontractor of the Trustee in respect of the Trust shall be indemnified and saved harmless by the Administrator against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the failure by the Administrator to discharge its duties and liabilities hereunder, the breach by the Administrator of its obligations hereunder or the fraud, wilful default, gross negligence of the Administrator or its employees in the provision of services or the performance of its obligations hereunder, unless and to the extent such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement, and counsel and accountants fees) arise from the fraud, wilful default or gross negligence of such indemnified party. The foregoing right of indemnification shall not be exclusive of any rights to which the Trust, the Trustee or any person referred to in this Section 4.8 may be entitled as a matter of law or equity or which may be lawfully granted to him.

ARTICLE 5
TERM AND TERMINATION

5.1 Term

Subject to Section 5.4, this Agreement shall continue in force for a period of ten years from the date of this Agreement unless terminated earlier by the Trust, in its sole discretion, by notice in writing to the Administrator given at least 30 days prior to the effective date of termination which shall be stated in such notice and upon payment to the Administrator of any amounts required to be paid to it as provided for in Section 5.5.

5.2 Automatic Renewal

Subject to Section 5.4 and any earlier termination pursuant to Section 5.1, upon the expiry of the ten-year initial term of this Agreement provided pursuant to Section 5.1, the term of this Agreement shall be automatically renewed for a further term of three years subject to the Trust's right of earlier termination on the same basis as provided in Section 5.1 and subject to Section 5.4 and thereafter automatically for such additional three-year renewal terms upon the expiry of each preceding renewal term, all subject to Section 5.1 and Section 5.4.

5.3 Effect of Termination

Upon the effective date of termination of this Agreement, the Administrator shall:

(a) forthwith pay to the Trust, or to the order of the Trust, all monies collected and held for the Trust pursuant to this Agreement;

(b) as soon thereafter as is reasonably practicable, deliver to the Trust, or to the order of the Trust, a complete auditor's report including a statement showing all payments collected by it and a statement of all monies held by it during the period following the date of the last audited statement furnished to the Trust; and

(c) forthwith, to the extent that it is able, subject to any applicable legal and contractual restrictions, deliver to and, where applicable, transfer into the custody of the Trustee all property and documents of the Trust then in the custody of the Administrator.

5.4 Termination

This Agreement shall be immediately terminable by written notice from the Administrator or the Trustee to the other, as the case may be, in the event that:

(a) the Trust terminates;

(b) the Administrator:

(i) institutes proceedings for it to be adjudicated a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it;

(ii) files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy law;

(iii) consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy; or

(iv) makes an assignment for the benefit of its creditors generally;

(c) a court having jurisdiction enters a decree or order adjudging the Administrator a bankrupt or insolvent or for the appointment of a receiver, trustee or assignee in bankruptcy;

(d) any proceeding with respect to the Administrator is commenced under the *Bankruptcy and Insolvency Act* (Canada) or the *Companies' Creditors' Arrangement Act* (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants; or

(e) control of the Administrator changes other than pursuant to actions taken by the Trust or Trustee, pursuant to a resolution passed by Unitholders.

5.5 Payment

Upon a written notice to terminate this Agreement being given pursuant to Section 5.1 or 5.4, the Trust shall either (i) pay to the Administrator, before or at the time of the termination of this Agreement, all costs and expenses incurred or required to be incurred by the Administrator in terminating contracts the Administrator has entered into in the performance by the Administrator of its duties under this Agreement (less any amount owing by the Administrator to the Trust), or (ii) at the election of the Trust, assume the obligations of the Administrator under such contracts or any of them.

5.6 Continuing Obligations

Notwithstanding termination of this Agreement, the parties hereto shall not be relieved from any obligations or liabilities arising prior to such termination.

ARTICLE 6
GENERAL

6.1 Access to Records

The Trust and the Administrator shall provide to the other full and free access to all records, documents and materials in its possession or control and relating to the Trust and the services to be provided by the Administrator hereunder. The Administrator shall retain or cause to be retained all books and records related to it and its obligations hereunder for a period of two years following termination of this Agreement, or such longer periods as required in accordance with income tax or other statutory requirements, during which period the Trust shall continue to have the access thereto described above.

6.2 Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the parties hereto or their respective successors or assigns.

6.3 Assignment

This Agreement shall not be assigned by either party hereto without the prior written consent of the other party, save and except that the Administrator may assign this Agreement to an affiliate or associate of the Administrator without the consent of the Trust if such affiliate or associate will agree, in writing, with the Trust to be bound by all of the provisions of this Agreement and to remain an affiliate or associate of the Administrator during the term of this Agreement.

6.4 Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid.

6.5 Notice

All notices required or permitted herein under this Agreement shall be in writing and may be given by delivering such notice or mailing such notice by pre-paid registered mail or by facsimile transmission to the address set forth below. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered (or the next business day if the day of delivery is not a business day), and if mailed, shall be deemed to have been given or made and received on the third business day following the day on which it was so mailed and if faxed (with confirmation received) shall be deemed to have been given or made and

received on the day on which it was so faxed (or the next business day if the day of sending is not a business day). The parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Computershare Trust Company of Canada
710, 530 – 8th Avenue S.W.
Calgary, Alberta, T2P 3S8

Attention: Manager, Corporate Trust
Telecopier No.: (403) 267-6598

Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, Alberta T2P 3H5

Attention: Vice President, Finance and Chief Financial Officer
Telecopier No.: (403) 290-7751

6.6 Force Majeure

Delays in or failure of performance by a party hereto of a term or provision of this Agreement shall not constitute a default hereunder, and the obligations of a party shall be suspended during such time and to such extent that the performance of its obligations is prevented or delayed, in whole or in part, by force majeure, whenever, wherever and in respect of whomsoever such force majeure occurs.

For the purposes of this Agreement events of force majeure include strikes, lock-outs, industrial disturbance, storm, fire, flood, landslide, snowslide, earthquake, explosion, lightning, tempest, action of elements, interruption or delay in transportation including, without limitation, highway or railway closures, cessation or interruption of power supplies, acts of God, acts of terrorism, laws, rules and regulations of any government or any governmental or regulatory authority, unavoidable accidents, inability to obtain or delay in obtaining necessary permits or approvals from government or any governmental or regulatory authority, inability to obtain or delay in obtaining necessary materials, facilities and equipment in the open market, or any other cause whether similar or dissimilar to those specifically enumerated, to the extent that such cause and the effects thereof are beyond the reasonable control of the party, provided that a party's own lack of funds shall not be considered an event beyond a party's reasonable control.

6.7 Further Assurances

Each party hereto agrees to execute any and all documents and to perform such other acts as may be necessary or expedient to carry out the purposes of this Agreement and the transactions contemplated hereby.

6.8 Time of Essence

Time is of the essence in respect of this Agreement.

6.9 No Partnership

Nothing herein shall be construed as creating a partnership and no party shall have any partnership rights or liabilities hereunder or in connection herewith.

6.10 Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto, and supersedes all prior agreements, in respect of the subject matter hereof.

6.11 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors (including any additional or successor Trustee appointed pursuant to the Trust Indenture) and permitted assigns.

6.12 Counterparts

This Agreement may be executed in several counterparts, each of which when executed by any of the parties shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as Trustee of FAIRBORNE ENERGY TRUST

Per: (signed) *"Jacqueline Spink"*

Per: (signed) *"Anne DeWaele"*

FAIRBORNE ENERGY LTD.

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Steven R. VanSickle"*

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 25th day of April, 2005

AMONG:

FAIRBORNE ENERGY LTD., a corporation incorporated under the laws of Alberta ("**Fairborne**")

- and -

FAIRQUEST ENERGY LIMITED, a corporation incorporated under the laws of Alberta ("**Fairquest**")

- and -

FAIRBORNE ACQUISITION CORP., a corporation incorporated under the laws of Alberta ("**AcquisitionCo**")

- and -

FAIRBORNE EXCHANGECO LTD., a corporation incorporated under the laws of Alberta ("**ExchangeCo**")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada with offices in Calgary, Alberta as trustee for and on behalf of **FAIRBORNE ENERGY TRUST**, a trust settled pursuant to the laws of Alberta (the "**Trust**")

Recitals

(a) Fairborne wishes to propose an arrangement with Fairquest, AcquisitionCo, ExchangeCo and the Trust and with holders of common shares and options of Fairborne in order to reorganize its affairs and therefore wishes to carry out certain transactions on the basis hereinafter set forth; and

(b) Each of the parties to this Agreement has agreed to participate in the Arrangement.

The parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**AcquisitionCo Arrangement Resolution**" means the resolution of the AcquisitionCo common shareholders approving the Arrangement;

"***Agreement***", "**herein**", "***hereof***", "**hereto**", "**hereunder**" and *similar* expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"**AcquisitionCo**" means Fairborne Acquisition Corp., a corporation incorporated under the ABCA;

"**AmalgamationCo**" means Fairborne Energy Ltd., the corporation resulting from the amalgamation of Fairborne and AcquisitionCo pursuant to the Arrangement;

"**Arrangement**" means the proposed arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the province of Alberta, for the transaction of banking business;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Class A Shares**" means the Class A common shares in the capital of Fairborne created under the Arrangement;

"**Class B Shares**" means the Class B preferred shares in the capital of Fairborne created under the Arrangement;

"**Common Shares**" means the common shares in the capital of Fairborne and "**Common Shareholders**" means the holders from time to time of Common Shares;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means Computershare Trust Company of Canada;

"**Effective Date**" means the date the Arrangement becomes effective under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Exchangeable Shares**" means the Series A exchangeable shares in the capital of ExchangeCo;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares substantially in the form set out in Exhibit 2 hereto;

"**ExchangeCo**" means Fairborne ExchangeCo Ltd., a corporation incorporated under the ABCA;

"**ExchangeCo Arrangement Resolution**" means the resolution of ExchangeCo common shareholders approving the Arrangement;

"**Fairborne**" means Fairborne Energy Ltd., a corporation incorporated under the ABCA;

"**Fairborne Reorganization Resolution**" means the special resolution to approve, among other things, the Arrangement to be presented to Securityholders at the Meeting;

"**Fairborne Warrants**" means common share purchase warrants of Fairborne, each of which entitles the holder to purchase one Common Share at an exercise price of $3.50 per share;

"**Fairquest**" means Fairquest Energy Limited, a corporation incorporated under the laws of Alberta;

"**Fairquest Arrangement Resolution**" means the resolution of Fairquest common shareholders approving the Arrangement;

"**Fairquest Farm-In Agreements**" means the farm-in agreements to be entered into between AmalgamationCo and Fairquest providing Fairquest the right to farm in on certain lands of AmalgamationCo;

"**Fairquest Performance Shares**" means the performance shares issued by Fairquest which are convertible into common shares of Fairquest, as more particularly described in the Information Circular;

"**Fairquest Share Notes**" means the unsecured promissory notes having substantially the terms summarized in Schedule B to the Plan of Arrangement issuable by AcquisitionCo under the Arrangement;

"**Fairquest Shares**" means common shares in the capital of Fairquest;

"**Fairquest Warrants**" means common share purchase warrants of Fairquest to be issued pursuant to the Initial Private Placement, as more particularly described in the Information Circular;

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA to be applied for following the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Initial Private Placement**" means the proposed sale by a private placement of up to 4,740,000 Units by Fairquest issued at a price of $2.11 per Unit and up to 1,000,000 Fairquest Performance Shares issued at a price of $0.01 per share, as more particularly described in the Information Circular;

"**Information Circular**" means the information circular and proxy statement of Fairborne to be dated on or about April 27, 2005, together with all appendices thereto, distributed to Securityholders in connection with the Meeting;

"**Interim Order**" means an interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**ITA**" means the *Income Tax Act* (Canada), as amended;

"**Meeting**" means the annual and special meeting of holders of Common Shares and Options to be held to consider, among other things, the Arrangement, and any adjournments thereof;

"**Non-Resident**" means: (i) a person who is not a resident of Canada for the purposes of the ITA; or (ii) a partnership that is not a Canadian partnership for the purposes of the ITA;

"**Options**" means the outstanding stock options, whether or not vested, to acquire Common Shares and "**Optionholders**" means the holders from time to time of Options;

"**Person**" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

"**Plan of Arrangement**" means the plan of arrangement attached hereto as Exhibit 1, as amended or supplemented from time to time in accordance with the terms thereof;

"**Registrar**" means the Registrar appointed under section 263 of the ABCA;

"**Securityholders**" means, collectively, the Common Shareholders and the Optionholders;

"**subsidiary**" has the meaning ascribed to it in the ABCA;

"**Support Agreement**" means the support agreement to be entered into on the Effective Date substantially in the form set out in Exhibit 3 hereto;

"**Technical Services Agreement**" means the agreement to be entered into on or prior to the Effective Date between Fairquest and Fairborne, pursuant to which Fairborne will provide services to Fairquest and Fairquest will provide services to Fairborne;

"**Trust**" means Fairborne Energy Trust, a trust established under the laws of the Province of Alberta;

"**TSX**" means the Toronto Stock Exchange;

"**Trust Unit**" means a unit of the Trust issued by the Trust;

"**Units**" means a unit comprised of one (1) Fairquest Share and one (1) Fairquest Warrant;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement relating to the Exchangeable Shares to be entered into on the Effective Date substantially in the form set out in Exhibit 4 hereto.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.5 Incorporation of Schedules

The following schedules are incorporated into and form an integral part of this Agreement:

Exhibit 1 - Plan of Arrangement
Exhibit 2 - Exchangeable Share Provisions to be Included in the Articles of AcquisitionCo
Exhibit 3 - Support Agreement
Exhibit 4 - Voting and Exchange Trust Agreement

1.6 Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.7 Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.8 Entire Agreement

This Agreement, together with the schedules attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

ARTICLE 2
COVENANTS

2.1 Covenants of Fairborne

Fairborne covenants and agrees that it will:

(a) take all actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) apply to the Court for the Interim Order;

(d) solicit proxies to be voted at the Meeting in favour of the Fairborne Arrangement Resolution and prepare, in consultation and cooperation with AcquisitionCo, ExchangeCo, Fairquest and the Trust, the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to the Common Shareholders and Optionholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(e) convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law;

(f) until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with applicable laws, generally accepted industry practice and any operating and other agreements applicable to its properties and assets and those of its subsidiaries;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) subject to the approval of the Fairborne Arrangement Resolution by the Common Shareholders and by the Optionholders, voting as a class, submit the Arrangement to the Court and apply, in conjunction with AcquisitionCo, ExchangeCo, Fairquest and the Trust, for the Final Order;

(i) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(9) of the ABCA;

(j) until the Effective Date, except pursuant to the exercise of outstanding Options or Fairborne Warrants in accordance with the terms thereof, not issue any additional Common Shares or other securities or allow any of its subsidiaries to issue any shares or securities;

(k) until the Effective Date, not issue or enter into, or allow any of its subsidiaries to issue or enter into, any agreement or agreements to issue or grant options, warrants or rights to purchase any of its shares or other securities or those of such subsidiaries;

(l) not, except in the ordinary course of business or as contemplated in connection with the Arrangement, merge into or with, or consolidate with, any other Person or, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(m) until the Effective Date, except as specifically provided for hereunder, not alter or amend its articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement; and

(n) prior to the Effective Date, make application to list the Fairquest Shares and the Trust Units (including Trust Units to be issued from time to time upon exchange of the Exchangeable Shares) on the TSX.

2.2 Covenants of Fairquest

Fairquest covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) take all steps necessary to ensure that the Fairquest Arrangement Resolution is passed;

(e) until the Effective Date, other than as contemplated herein or in the Information Circular, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Fairborne, not to be unreasonably withheld;

(f) until the Effective Date, other than pursuant to the Initial Private Placement or as contemplated herein or in the Information Circular, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Fairborne, AcquisitionCo, ExchangeCo and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to Fairquest;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA;

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to AcquisitionCo, ExchangeCo, the Trust or Fairborne or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known; and

(l) prior to the Effective Date, cooperate with Fairborne in making the application to list the Fairquest Shares on the TSX.

2.3 Covenants of AcquisitionCo

AcquisitionCo covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) take all steps necessary to ensure that the AcquisitionCo Arrangement Resolution is passed;

(e) until the Effective Date, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Fairborne, not to be unreasonably withheld;

(f) until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Fairborne, Fairquest, ExchangeCo and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to AcquisitionCo;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA; and

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to the Trust, Fairquest, ExchangeCo, Fairborne or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known.

2.4 Covenant of ExchangeCo

ExchangeCo covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) take all steps necessary to ensure that the ExchangeCo Arrangement Resolution is passed;

(e) until the Effective Date, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Fairborne, not to be unreasonably withheld;

(f) until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Fairborne, Fairquest and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to ExchangeCo;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA; and

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to the Trust, Fairquest, AcquisitionCo, Fairborne or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known.

2.5 Covenants of the Trust

The Trust covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) until the Effective Date, not carry on any activity or effect any act whatsoever other than as contemplated herein or in the Information Circular;

(e) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(f) until the Effective Date, not disclose to any Person, other than officers, directors and key employees and professional advisors, any confidential information relating to AcquisitionCo, Fairquest, ExchangeCo or Fairborne or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known;

(g) until the Effective Date, except as specifically provided for hereunder, not alter or amend its governing fund documents as the same exist at the date of this Agreement without the prior consent of Fairborne;

(h) prior to the Effective Date, cooperate with Fairborne in making the application to list the Trust Units (including Trust Units to be issued from time to time upon exchange of the Exchangeable Shares) on the TSX; and

(i) reserve and authorize for issuance the Trust Units which are to be issued from time to time upon exchange of the Exchangeable Shares.

2.6 Additional Covenants

Each of the Trust, AcquisitionCo and ExchangeCo further covenants and agrees as follows:

(a) prior to completion of the Initial Private Placement, Fairborne and Fairquest shall execute and deliver the Technical Services Agreement;

(b) on or prior to the Effective Date, Fairquest will, subject to approval of holders of Fairborne Common Shares as contemplated in the Information Circular, complete the Initial Private Placement;

(c) on the Effective Date, the Trust, AcquisitionCo and ExchangeCo shall execute and deliver the Support Agreement containing the terms and conditions set forth in Exhibit 3, together with such other terms and conditions as may be agreed to by the parties acting reasonably;

(d) on the Effective Date, the Trust, AcquisitionCo, ExchangeCo and Computershare Trust Company of Canada shall execute and deliver the Voting and Exchange Trust Agreement containing the terms and conditions set forth in Exhibit 4, together with such other terms and conditions as may be agreed to by the parties acting reasonably; and

(e) immediately following the Effective Time, AmalgamationCo and Fairquest shall enter into the Farm-In Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Fairborne

Fairborne represents and warrants to and in favour of Fairquest, AcquisitionCo, ExchangeCo and the Trust as follows, and acknowledges that Fairquest, AcquisitionCo, ExchangeCo, BOGL and the Trust are relying upon such representations and warranties:

(a) Fairborne is a corporation duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of Fairborne consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series, of which a total of 49,212,508 Common Shares are issued and outstanding as at the date of this Agreement; and all of such issued and outstanding Common Shares are fully paid and non-assessable;

(c) as at the date of this Agreement, up to a maximum of 3,771,250 Common Shares may be issued under the terms of the Options and a maximum of 1,960,000 Common Shares may be issued under the terms of the Fairborne Warrants;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Fairborne;

(ii) except as previously disclosed in writing to AcquisitionCo or the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Fairborne is a party or by which it is bound and which is material to Fairborne or to which any material property of Fairborne is subject, or result in the creation of any encumbrance upon any of the assets of Fairborne under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Fairborne, the breach of which would have a material adverse effect on Fairborne;

(e) except as disclosed to AcquisitionCo and the Trust or as set out in the Information Circular, there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Fairborne, contemplated or threatened against or affecting Fairborne in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Fairborne, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations (other than in connection with the exercise of rights of dissent referred to in the Arrangement) which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of Fairborne and its subsidiaries taken as a whole;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairborne and this Agreement constitutes a valid and binding obligation of Fairborne enforceable against it in accordance with its terms;

(g) Fairborne is under no obligation, contractual or otherwise, to issue any securities, except for securities to be issued pursuant to the exercise of Options or as disclosed in the Information Circular;

(h) as of the dates as of which the information is given, such information set forth in the Information Circular regarding Fairborne and its subsidiaries shall be true and complete in all material respects and shall not contain any misrepresentation as defined in applicable securities legislation and there shall have been no material adverse changes to such information to the date hereof; and

(i) as of the date hereof, the Board of Directors of Fairborne has determined unanimously that:

(i) the Arrangement is fair to the Common Shareholders and the Optionholders and is in the best interest of Fairborne; and

(ii) the Board of Directors of Fairborne has recommended that Common Shareholders and Optionholders vote in favour of the Arrangement.

3.2 Representations and Warranties of Fairquest

Fairquest represents and warrants to and in favour of Fairborne, AcquisitionCo, ExchangeCo and the Trust as follows, and acknowledges that Fairborne, AcquisitionCo, ExchangeCo, BOGL and the Trust are relying upon such representations and warranties:

(a) Fairquest is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Fairquest;

(ii) except as previously disclosed in writing to AcquisitionCo and the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Fairquest is a party or by which it is bound and which is material to Fairquest or to which any material property of Fairquest is subject, or result in the creation of any encumbrance upon any of the assets of Fairquest under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Fairquest, the breach of which would have a material adverse effect on Fairquest;

(c) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Fairquest, contemplated or threatened against or affecting Fairquest in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Fairquest, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(d) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairquest and this Agreement constitutes a valid and binding obligation of Fairquest enforceable in accordance with its terms;

(e) Fairquest is under no obligation, contractual or otherwise, to issue any Fairquest Shares or other securities, except as required pursuant to this Agreement and pursuant to the Initial Private Placement; and

(f) Fairquest has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.3 Representations and Warranties of AcquisitionCo

AcquisitionCo represents and warrants to and in favour of Fairborne, ExchangeCo, Fairquest and the Trust as follows, and acknowledges that Fairborne, ExchangeCo, Fairquest and the Trust are relying upon such representations and warranties:

(a) AcquisitionCo is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of AcquisitionCo consists, or will consist as of the Effective Date, of an unlimited number of common shares and an unlimited number of Exchangeable Shares having the terms and conditions substantially as set forth in Exhibit 2, of which as at the date hereof only 100 common shares and are issued and outstanding, all of which are owned legally and beneficially by the Trust and are fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of AcquisitionCo;

(ii) except as previously disclosed in writing to Fairborne and Fairquest, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which AcquisitionCo is a party or by which it is bound and which is material to AcquisitionCo or to which any material property of AcquisitionCo is subject, or result in the creation of any encumbrance upon any of the assets of AcquisitionCo under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to AcquisitionCo, the breach of which would have a material adverse effect on AcquisitionCo;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of AcquisitionCo, contemplated or threatened against or affecting AcquisitionCo in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of AcquisitionCo, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of AcquisitionCo and this Agreement constitutes a valid and binding obligation of AcquisitionCo enforceable in accordance with its terms;

(f) AcquisitionCo is under no obligation, contractual or otherwise, to issue any AcquisitionCo shares or other securities, except as required pursuant to this Agreement; and

(g) AcquisitionCo has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.4 Representations and Warranties of ExchangeCo

ExchangeCo represents and warrants to and in favour of Fairborne, AcquisitionCo, Fairquest and the Trust as follows, and acknowledges that Fairborne, AcquisitionCo, Fairquest and the Trust are relying upon such representations and warranties:

(a) ExchangeCo is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of ExchangeCo consists, or will consist as of the Effective Date, of an unlimited number of common shares of which as at the date hereof only 100 common shares and are issued and

outstanding, all of which are owned legally and beneficially by the Trust and are fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of ExchangeCo;

(ii) except as previously disclosed in writing to Fairborne and Fairquest, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which ExchangeCo is a party or by which it is bound and which is material to ExchangeCo or to which any material property of ExchangeCo is subject, or result in the creation of any encumbrance upon any of the assets of ExchangeCo under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to ExchangeCo, the breach of which would have a material adverse effect on ExchangeCo;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of ExchangeCo, contemplated or threatened against or affecting ExchangeCo in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of ExchangeCo, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of ExchangeCo and this Agreement constitutes a valid and binding obligation of ExchangeCo enforceable in accordance with its terms;

(f) ExchangeCo is under no obligation, contractual or otherwise, to issue any ExchangeCo shares or other securities, except as required pursuant to this Agreement; and

(g) ExchangeCo has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.5 Representations and Warranties of the Trust

The Trust represents and warrants to and in favour of Fairborne, AcquisitionCo, ExchangeCo and Fairquest as follows, and acknowledges that Fairborne, AcquisitionCo, ExchangeCo and Fairquest are relying upon such representations and warranties:

(a) the Trust is a trust duly settled and validly existing under the laws of Alberta and has the power and capacity to enter into this Agreement, and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of the Trust;

(ii) except as previously disclosed in writing to Fairborne or Fairquest, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which the Trust is a party or by which it is bound and which is material to the Trust or to which any material property of the Trust is subject, or result in the creation of any encumbrance upon any of the assets of the Trust under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to the Trust, the breach of which would have a material adverse effect on the Trust;

(c) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of the Trust, contemplated or threatened against or affecting the Trust in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of the Trust, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(d) the Trust has no subsidiaries other than AcquisitionCo and ExchangeCo, and the Trust owns all issued and outstanding shares of AcquisitionCo and ExchangeCo;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairborne and this Agreement constitutes a valid and binding obligation of the Trust enforceable in accordance with its terms;

(f) a total of one (1) Trust Unit is issued and outstanding and, except as contemplated by this Agreement, the Trust is under no obligation, contractual or otherwise, to issue any Trust Units or other securities; and

(g) the Trust has not carried on any activity since it was settled other than as provided for herein.

ARTICLE 4
CONDITIONS PRECEDENT

4.1 Mutual Conditions Precedent

The respective obligations of Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a) the Interim Order shall have been granted in form and substance satisfactory to Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust, acting reasonably, not later than July 31, 2005 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b) the Fairborne Reorganization Resolution shall have been approved by the requisite number of votes cast by the Common Shareholders and the Optionholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c) the Technical Services Agreement shall have been entered into prior to completion of the Initial Private Placement;

(d) the Initial Private Placement shall have been completed by Fairquest for gross proceeds of not less than $10,000,000;

(e) the Fairborne Warrants shall all have been exercised and shall no longer be outstanding;

(f) the Final Order shall have been granted in form and substance satisfactory to Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust acting reasonably not later than July 31, 2005 or such later date as the parties hereto may agree;

(g) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(h) there shall not be in force any order or decree of a court of competent jurisdiction or of any federal, provincial, municipal or other governmental department, commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by this Agreement;

(i) all necessary third party and regulatory and similar reviews, consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained including, without limitation, of the Autorité des marchés financiers and the consents and approvals from Fairborne's principal lenders;

(j) there shall not, as of the Effective Date, be holders of Common Shares or holders of Options that hold, in aggregate, in excess of 5% of all Common Shares and Options, that have validly exercised and not withdrawn their rights of dissent under the ABCA and the Interim Order; and

(k) the approval of the TSX to the listing of the Trust Units and Fairquest Shares to be issued pursuant to the Arrangement and the Initial Private Placement shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

4.2 Additional Conditions to Obligations of Fairborne and Fairquest

In addition to the conditions contained in Section 4.1, the obligation of Fairborne and Fairquest to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by them without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of AcquisitionCo and the Trust to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) the representations and warranties of AcquisitionCo and the Trust contained in Article 3 shall be true in all material respects with the same effect as if made at and as of the Effective Date; and

(c) the board of directors of Fairborne shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Common Shareholders and the Optionholders.

4.3 Additional Conditions to Obligations of AcquisitionCo and the Trust

In addition to the conditions contained in Section 4.1, the obligation of AcquisitionCo and the Trust to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by AcquisitionCo and the Trust without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of Fairborne and Fairquest to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Fairborne and Fairquest contained in Article 3 shall be true in all material respects on the Effective Date, with the same effect as if made at and as of such date; and

(c) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of Fairquest or Fairborne or any of its subsidiaries from that reflected in the Information Circular.

ARTICLE 5
NOTICES

5.1 ***Notices***

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally, and in the case of:

(a) Fairborne and BOGL, addressed to:

Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(b) Fairquest, addressed to:

Fairquest Energy Limited
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(c) ExchangeCo, addressed to:

Fairborne ExchangeCo Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(d) AcquisitionCo, addressed to:

Fairborne Acquisition Corp.
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(e) the Trust, addressed to:

Fairborne Energy Trust
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

ARTICLE 6
AMENDMENT

6.1 Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment is brought to the attention of the Court before court approval of the Final Order.

6.2 Termination

This Agreement shall be terminated in each of the following circumstances:

(a) an agreement to terminate it is executed and delivered by all parties; and

(b) on August 1, 2005, if the Certificate is not issued on or before July 31, 2005, unless such dates are otherwise extended by agreement among all of the parties hereto.

6.3 Exclusivity

None of the covenants of Fairborne contained herein shall prevent the board of directors of Fairborne from responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to its shareholders with respect thereto which in the judgement of the board of directors of Fairborne acting upon the written advice of outside counsel is required under applicable law.

ARTICLE 7
GENERAL

7.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.2 No Assignment

No party may assign its rights or obligations under this Agreement.

7.3 Equitable Remedies

All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the court.

7.4 Survival of Representations and Warranties

The representations and warranties contained herein shall survive the performance by the parties of their respective obligations hereunder for a period of one year.

7.5 Severability

If anyone or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.6 Time of Essence

Time shall be of the essence.

7.7 Liability of the Trust

The parties hereto acknowledge that the trustee of the Trust (the "Trustee") is entering into this agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any holder of Trust Units and that any recourse against the Trust or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of April 20, 2005 as amended from time to time.

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

FAIRBORNE ENERGY LTD.

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

FAIRQUEST ENERGY LIMITED

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

FAIRBORNE ACQUISITION CORP.

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

FAIRBORNE EXCHANGECO LTD.

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

COMPUTERSHARE TRUST COMPANY OF CANADA, as trustee for and on behalf of **FAIRBORNE ENERGY TRUST**

Per: (signed) *"Jacqueline Spink"*

Per: (signed) *"Laura Leong"*